UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: March 18, 2010

	By:	/S/ ALEXANDER Y. TORBAKHOV
	Name:	Alexander Y. Torbakhov
	Title:	General Director

2

The financial and operating information relating to Open Joint Stock Company “Vimpel-Communications” in Exhibit 99.1 was provided to VimpelCom Ltd. for inclusion in Amendment No. 3 to the Registration Statement on Form F-4 and related preliminary prospectus filed by VimpelCom Ltd. on or about March 18, 2010.

Certain amounts and percentages that appear in this Report of Foreign Private Issuer on Form 6-K have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

Exhibit List

99.1	Financial and operating information and audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009.

99.2	Consent of Ernst & Young LLC.

Exhibit 99.1

Selected Operating Data

The following selected operating data of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) as of December 31, 2005, 2006, 2007, 2008 and 2009, has been derived from OJSC VimpelCom’s internal company sources. The selected operating data, set forth below, should be read in conjunction with OJSC VimpelCom’s consolidated financial statements as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009 (the “OJSC VimpelCom Financial Statements”) and their related notes, OJSC VimpelCom’s Annual Report on Form 20-F/A (Amendment No. 2) for the financial year ended December 31, 2008, filed with the SEC on March 18, 2010 (the “OJSC VimpelCom 2008 Annual Report”) and the information below under “– Management’s Discussion and Analysis of Financial Condition and Results of Operations.” OJSC VimpelCom’s subscriber data, monthly average revenue per mobile subscriber (“ARPU”) and monthly average minutes of use per mobile subscriber (“MOU”) as of December 31, 2005, 2006, 2007, 2008 and 2009, and churn figures as of December 31, 2008 and 2009, in the table below, are reported on the basis of active subscribers.

	At December 31,
	2005	2006	2007	2008	2009
Selected OJSC VimpelCom operating data:
End of period mobile subscribers:
Russia	35,936,356	39,782,690	42,221,252	47,676,844	50,886,127
Kazakhstan	1,813,938	3,052,878	4,603,300	6,269,927	6,135,275
Ukraine	249,189	1,523,682	1,941,251	2,052,493	2,004,729
Tajikistan	—	72,028	339,393	624,624	743,140
Uzbekistan	—	700,470	2,119,612	3,636,243	3,514,516
Armenia	—	415,965	442,484	544,271	545,201
Georgia	—	—	72,655	225,055	399,161
Cambodia	—	—	—	—	367,474
Total mobile subscribers	37,999,483	45,547,713	51,739,947	61,029,457	64,595,623

	At December 31,
	2005		2006		2007		2008		2009
MOU (1)
Russia		120.4		145.9		192.1		219.1		211.4
Kazakhstan		55.3		70.4		94.6		104.3		93.1
Ukraine		36.2		149.7		163.2		231.8		208.7
Tajikistan		—		121.1		220.6		238.9		172.9
Uzbekistan		—		320.5		274.0		287.8		314.0
Armenia		—		178.0		169.9		152.1		237.8
Georgia		—		—		102.5		113.6		138.3
Cambodia		—		—		—		—		78.2
ARPU
Russia	US$	8.5	US$	9.6	US$	12.6	US$	13.9	US$	10.1
Kazakhstan	US$	11.3	US$	12.6	US$	13.1	US$	11.7	US$	8.1
Ukraine	US$	4.3	US$	5.0	US$	4.7	US$	7.6	US$	4.7
Tajikistan		—	US$	6.8	US$	9.7	US$	9.5	US$	7.1
Uzbekistan		—	US$	11.9	US$	7.1	US$	6.4	US$	4.7
Armenia		—	US$	17.0	US$	16.7	US$	14.6	US$	13.2
Georgia		—		—	US$	7.4	US$	9.0	US$	8.9
Cambodia		—		—		—		—	US$	1.4
Churn rate (2)
Russia		30.4%		35.4%		32.9%		34.6%		42.8%
Kazakhstan		30.3%		32.8%		23.5%		31.5%		46.3%
Ukraine		—		18.6%		61.8%		84.0%		81.0%
Tajikistan		—		95.1%		4.6%		42.8%		52.9%
Uzbekistan		—		44.9%		61.7%		55.6%		63.7%
Armenia		—		9.1%		49.7%		106.2%		58.6%
Georgia		—		—		1.0%		47.2%		46.6%
Cambodia		—		—		—		—		n/a
Number of GSM base stations: (3)
Russia		15,659		19,241		22,088		26,633		28,718
Kazakhstan		1,126		1,791		2,291		3,119		3,191
Ukraine		596		1,653		2,294		3,015		3,039
Tajikistan		6		107		326		494		523
Uzbekistan		—		626		928		1,573		1,625
Armenia		—		205		379		503		518
Georgia		—		—		215		514		609
Cambodia		—		—		—		—		552
End of period broadband subscribers: (4)
Russia		—		—		—		1,181,916		2,110,881
Ukraine		—		—		—		24,147		109,345
Kazakhstan		—		—		—		154		1,342
Uzbekistan		—		—		—		5,776		9,029
Armenia		—		—		—		9,234		26,196
Total broadband subscribers		—		—		—		1,206,063		2,256,793

(1)

Monthly MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period, excluding guest roamers, by the average number of subscribers during the period and dividing by the number of months in that period.

(2)

Churn rate for 2008 and 2009 is based on active subscribers, while churn for previous years was reported on the basis of registered subscribers. OJSC VimpelCom defines its churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of its mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to OJSC VimpelCom’s churn rate even though it does not lose those subscribers. For previous periods, OJSC VimpelCom defined its churn rate of registered subscribers as the total number of registered subscribers disconnected from its network within a given period expressed as a percentage of the midpoint of registered subscribers in its network at the beginning and end of that period. Contract subscribers were disconnected if they had not paid their bills for up to two months. Prepaid subscribers were disconnected in two cases: (i) an account had been blocked after the balance drops to US$0 or below for up to six months or (ii) an account showed no chargeable transaction for up to ten months. The exact number of months prior to disconnection varied by country and depended on the legislation and market specifics. Migration between prepaid and contract forms of payment was technically recorded as churn, which contributed to OJSC VimpelCom’s churn rate even though it did not lose those subscribers. Similarly, prepaid subscribers who changed tariff plans by purchasing a new SIM card with OJSC VimpelCom were also counted as churn. Policies regarding the calculation of churn differ among operators, including Kyivstar.

(3)	Including 3G base stations.
(4)

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies, as well as mobile home internet service via USB modems.

Selected Historical Consolidated Financial Data of OJSC VimpelCom

The following selected financial data present OJSC VimpelCom’s historical consolidated financial information as of December 31, 2005, 2006, 2007, 2008 and 2009, and for the years then ended, which are derived from the OJSC VimpelCom Financial Statements and their related notes and other OJSC VimpelCom audited consolidated financial statements and related notes. The selected financial data set forth below should be read in conjunction with the OJSC VimpelCom 2008 Annual Report, the OJSC VimpelCom Financial Statements and their related notes and the information included below under “– Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(US$ in millions, except per share and per ADS amounts)
Operating revenues:
Service revenues	3,175.2	4,847.7	7,161.8	9,999.9	8,580.8
Sales of equipment and accessories	30.5	19.3	6.5	107.9	110.0
Other revenues	5.4	2.9	6.5	17.2	19.8

Total operating revenues	3,211.1	4,869.9	7,174.9	10,125.0	8,710.6
Revenue based taxes	—	(1.9)	(3.8)	(8.1)	(7.7)

Net operating revenues	3,211.1	4,868.0	7,171.1	10,116.9	8,702.9

Operating expenses:
Service costs	514.1	872.4	1,309.3	2,262.6	1,878.4
Cost of equipment and accessories	28.3	18.3	5.8	101.3	110.7
Selling, general and administrative expenses	1,085.8	1,503.6	2,206.3	2,838.5	2,390.0
Depreciation	451.2	874.6	1,171.8	1,520.2	1,393.4
Amortization	142.1	179.8	218.7	361.0	300.7
Impairment loss	—	—	—	442.7	—
Provision for doubtful accounts	11.6	21.8	52.9	54.7	51.3

Total operating expenses	2,233.1	3,470.7	4,964.9	7,581.0	6,124.5

Operating income	978.0	1,397.3	2,206.2	2,536.0	2,578.4

Other income and expenses:
Interest income	8.7	15.5	33.0	71.6	51.7
Net foreign exchange (loss) gain	7.0	24.6	73.0	(1,142.3)	(411.3)
Interest expense	(147.4)	(186.4)	(194.8)	(495.6)	(598.5)
Other (expenses) income, net	(5.9)	(38.8)	3.2	(17.4)	(32.2)
Equity in net loss of associates	—	—	(0.2)	(61.0)	(35.8)

Total other income and expenses	(137.6)	(185.2)	(85.8)	(1,644.7)	(1,026.1)

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(US$ in millions, except per share and per ADS amounts)
Income before income taxes and cumulative effect of change in accounting principle	840.4	1,212.1	2,120.4	891.2	1,552.3
Income tax expense	221.9	390.7	593.9	303.9	435.0

Income before cumulative effect of change in accounting principle	618.5	821.4	1,526.5	587.3	1,117.3
Cumulative effect of change in accounting principle	—	(1.8)	—	—	—

Net income	618.5	819.6	1,526.5	587.3	1,117.3

Net income (loss) attributable to the noncontrolling interest	3.4	8.1	63.7	63.0	(4.5)

Net income attributable to OJSC VimpelCom	615.1	811.5	1,426.7	524.3	1,121.8

Weighted average common shares outstanding (millions)	51.1	50.9	50.8	50.7	50.6
Net income attributable to OJSC VimpelCom per common share	12.05	15.94	28.78	10.32	21.71
Net income attributable to OJSC VimpelCom per ADS equivalent (1)	0.60	0.80	1.44	0.52	1.09
Weighted average diluted shares (millions)	51.1	50.9	50.8	50.7	50.7
Diluted net income attributable to OJSC VimpelCom per common share (2)	12.04	15.93	28.78	10.32	21.69
Diluted net income attributable to OJSC VimpelCom per ADS equivalent (2)	0.60	0.79	1.44	0.52	1.08
Dividends per share	—	—	6.47	11.46	6.30
Dividends per ADS equivalent	—	—	0.32	0.57	0.31

(1)

Each OJSC VimpelCom ADS is equivalent to one-twentieth of one share of OJSC VimpelCom common stock. On November 22, 2004, OJSC VimpelCom changed the ratio of its ADSs traded on the NYSE from four OJSC VimpelCom ADSs for three OJSC VimpelCom common shares to four OJSC VimpelCom ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders of record as at the close of business on November 19, 2004 received two additional OJSC VimpelCom ADSs for every OJSC VimpelCom ADS held. On August 8, 2007, OJSC VimpelCom changed the ratio of its ADSs traded on the NYSE from four OJSC VimpelCom ADSs for one OJSC VimpelCom common share to twenty OJSC VimpelCom ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders of record as at the close of business on August 17, 2007 received four additional OJSC VimpelCom ADSs for every OJSC VimpelCom ADS held. All share information presented herein reflects the changes in the ratio. There were no changes to the underlying OJSC VimpelCom common shares.

(2)

Diluted income before cumulative effect of change in accounting principle and diluted net income per OJSC VimpelCom common share and per OJSC VimpelCom ADS equivalent includes dilution for employee stock options for the periods indicated.

	As of December 31,
	2005	2006	2007	2008	2009
	(US$ in millions)
Consolidated balance sheet data:
Cash and cash equivalents	363.6	344.5	1,003.7	914.7	1,446.9
Working capital (deficit) (1)	(457.9)	(487.4)	(272.8)	(1,407.8)	(447.7)
Property and equipment, net	3,211.1	4,615.7	5,497.8	6,425.9	5,561.6
Telecommunications licenses, goodwill and other intangible assets, net	1,500.8	1,957.9	2,217.5	5,124.6	4,527.3
Total assets	6,307.0	8,436.5	10,568.9	15,725.2	14,732.5
Total debt, including current portion (2)	1,998.2	2,489.4	2,766.6	8,442.9	7,353.0
Total liabilities	3,377.9	4,235.8	4,868.7	11,115.3	9,715.4
Redeemable noncontrolling interest	—	—	—	469.6	508.7
Total equity	2,929.2	4,200.8	5,700.2	4,140.2	4,508.5

(1)	Working capital is calculated as current assets less current liabilities.
(2)

Includes bank loans, Russian rouble-denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2009, there have been a number of additional changes in certain of OJSC VimpelCom’s outstanding indebtedness. For information regarding these changes, see Management’s Discussion and Analysis of Financial Condition and Results of Operations prepared by OJSC VimpelCom’s management and included below under “– Liquidity and Capital Resources – Financing Activities.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the OJSC VimpelCom Financial Statements and their related notes. This discussion contains forward looking statements that involve risks and uncertainties. OJSC VimpelCom’s actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in Item 3 (Key Information – D. Risk Factors) in the OJSC VimpelCom 2008 Annual Report.

Overview

OJSC VimpelCom is a telecommunications operator, providing voice and data services through a range of mobile, fixed and broadband technologies. The OJSC VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan, Georgia and Cambodia. OJSC VimpelCom also owns 40.0% of an operator in Vietnam. The operations of these companies cover a territory with a total population of approximately 340.0 million.

OJSC VimpelCom’s net operating revenues were US$8,702.9 million for the year ended December 31, 2009, compared to US$10,116.9 million for the year ended December 31, 2008. OJSC VimpelCom’s operating income was US$2,578.4 million for the year ended December 31, 2009, compared to US$2,536.0 million for year ended December 31, 2008. Net income attributable to OJSC VimpelCom was US$1,121.8 million for the year ended December 31, 2009, compared to US$524.3 million for the year ended December 31, 2008.

OJSC VimpelCom’s selected financial data, the OJSC VimpelCom Financial Statements and the following discussion and analysis reflect the contribution of the operators OJSC VimpelCom acquired from their respective dates of acquisition, and, as a result, include results for its consolidated subsidiaries Corporation Severnaya Korona since August 13, 2007, Golden Telecom since February 28, 2008, and Sotelco, its subsidiary in Cambodia, since July 16, 2008, as well as other income and expenses for its equity-method associate in Vietnam, GTEL-Mobile, since July 8, 2008, and its equity-method associate Morefront Holdings Ltd., which owns 100% of Euroset, since October 23, 2008. For more information, see “– Liquidity and Capital Resources – Investing Activities” below.

OJSC VimpelCom uses the U.S. dollar as its reporting currency. The functional currency of OJSC VimpelCom and its subsidiaries is the Russian rouble in Russia, the Kazakh tenge in the Republic of Kazakhstan, the Ukrainian hryvnia in Ukraine, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Due to the significant devaluation of the non-U.S. dollar functional currencies against the U.S. dollar for the year ended December 31, 2009 as compared to the year ended December 31, 2008, changes in OJSC VimpelCom’s consolidated operating results in functional currencies differed from changes in its operating results in reporting currencies during these periods. In the following discussion and analysis, OJSC VimpelCom has indicated its operating results in functional currencies and the devaluation of functional currencies where it is material to explaining its operating results. For more information about exchange rates relating to OJSC VimpelCom’s functional currencies, see “– Certain Factors Affecting OJSC VimpelCom’s Financial Position and Results of Operations – Foreign Currency Translation” below.

This discussion and analysis does not take into account the potential impact of the successful completion of the Transactions on OJSC VimpelCom’s operating and financials results and trends.

Reportable Segments

OJSC VimpelCom presents its reportable segments based on the nature of business operations, different economic environments and stages of development in different strategic areas, requiring different investment and marketing strategies. Before OJSC VimpelCom’s acquisition of Golden Telecom in 2008, it reflected its reportable segments on a geographic basis. Starting from the date of acquisition of Golden Telecom, OJSC

VimpelCom identified five reporting segments: Russia mobile, Russia fixed, CIS mobile, CIS fixed and Other business segments. Russia mobile includes the operating results of all mobile operations in Russia. Russia fixed includes wireline telecommunication services, broadband and consumer Internet in Russia. CIS mobile includes the operating results of all mobile operations in Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. Although Georgia is no longer a member of the CIS, consistent with OJSC VimpelCom’s historic reporting practice, it continues to include Georgia in its CIS mobile reporting segment. CIS fixed includes fixed-line operations and residential Internet in Kazakhstan, Ukraine, Armenia and Uzbekistan. Activities of the Other reportable segment include business operations that are not yet significant enough to reflect as separate reporting segments, including OJSC VimpelCom’s mobile operations in Cambodia and mobile digital television services in Moscow, and equity interests in operations of associates, including GTEL-Mobile and Morefront Holdings Ltd. For more information on OJSC VimpelCom’s reportable segments, please see Note 23 to the OJSC VimpelCom Financial Statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

Because OJSC VimpelCom’s operations in the fixed-line business were not significant prior to its acquisition of Golden Telecom in 2008, this discussion and analysis does not include information for its Russia fixed segment in 2007.

The following table shows the percentage of OJSC VimpelCom’s net operating revenue represented by the net operating revenue from external customers (excluding intersegment revenues) for each reportable segment for the periods indicated:

	Year Ended December 31,
	2007	2008(1)	2009
	(in %)
Russia mobile	84.9	72.3	70.1
Russia fixed	—	12.7	15.2
CIS mobile	13.1	12.8	12.6
CIS fixed	2.0	2.2	2.0
Other	—	—	0.1

Total	100.0	100.0	100.0

(1)	Includes results of Golden Telecom’s fixed-line business from March 1, 2008. Prior to such acquisition, OJSC VimpelCom did not have any material fixed-line business in Russia.

Recent Developments

On March 18, 2010, OJSC VimpelCom filed its Annual Report on Form 20-F/A (Amendment No. 2) to amend its Annual Report on Form 20-F/A (Amendment No. 1) for the fiscal year ended December 31, 2008, as filed with the SEC on March 8, 2010. These filings were made to restate OJSC VimpelCom’s audited consolidated financial statements as of December 31, 2008 and for the year then ended, and to amend related disclosure. On March 8, 2010, OJSC VimpelCom also furnished to the SEC an Amended Report of Foreign Private Issuer on Form 6-K/A to amend its Report of Foreign Private Issuer on Form 6-K furnished to the SEC on February 8, 2010. This Form 6-K/A was made to restate its unaudited condensed consolidated financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and September 30, 2008, and to amend related disclosure. The restatements corrected OJSC VimpelCom’s application of EITF Topic D-98, Classification and Measurement of Redeemable Securities (Codified as ASC 480-10 – Distinguishing Liabilities from Equity), in accounting for OJSC VimpelCom’s contractual redemption arrangements with Crowell Investments Limited relating to the 25.0% noncontrolling interest it holds in OJSC VimpelCom’s subsidiary Limnotex Developments Limited. For more information about OJSC VimpelCom’s restatement of its audited consolidated financial statements as of December 31, 2008 and for the year then ended, see the Explanatory Note to the OJSC VimpelCom 2008 Annual Report and Note 23, Restatement of the Measurement of Noncontrolling Interest, and Note 18, Earnings per share, to OJSC VimpelCom’s audited consolidated financial statements included in the OJSC VimpelCom 2008 Annual Report. For more information about OJSC VimpelCom’s restatement of its unaudited condensed consolidated financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and September 30, 2008, see the Explanatory Note to the March 8 Form 6-K/A and Note 12, Restatement of the Measurement of Noncontrolling Interest, and Note 8, Earnings per share, to OJSC VimpelCom’s unaudited condensed consolidated financial statements included in the March 8 Form 6-K/A.

Revenue Trends

The mobile markets in Russia, Ukraine and Kazakhstan have reached mobile penetration rates exceeding 100.0% in each market, and the mobile markets in each of Armenia and Georgia have mobile penetration rates of approximately 90.0%. As a result, OJSC VimpelCom will focus less on subscriber market share growth and more on revenue market share growth in each of these markets. The key components of OJSC VimpelCom’s growth strategy in these markets will be to increase its share of the high value subscriber market, increase usage of value added services and improve subscriber loyalty. OJSC VimpelCom’s management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among its subscribers.

The remaining mobile markets in which OJSC VimpelCom operates, particularly Uzbekistan, Tajikistan and Cambodia, are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, Ukraine and Kazakhstan. In these markets, OJSC VimpelCom’s management expects revenue growth to come primarily from subscriber growth in the short term and increasing usage of voice and data traffic in the longer term.

OJSC VimpelCom’s management expects revenue growth in its fixed-line business in both Russia and the CIS to come primarily from broadband and business and corporate services.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as mobile and broadband subscriber data, mobile ARPU, mobile MOU, and churn rates of OJSC VimpelCom’s mobile subscribers that are not included in its financial statements. OJSC VimpelCom provides this operating data because it is regularly reviewed by its management and its management believes it is useful in evaluating OJSC VimpelCom’s performance from period to period as set out below. As the Russia and CIS mobile segments represent such a large portion of OJSC VimpelCom’s consolidated net operating revenues and as broadband growth is an important aspect of OJSC VimpelCom’s growth strategy, its management believes that presenting such information about mobile and broadband subscriber data and mobile ARPU and mobile MOU is useful in assessing the usage and acceptance of OJSC VimpelCom’s mobile and broadband products and services, and that presenting OJSC VimpelCom’s mobile churn rate is useful in assessing its ability to retain mobile subscribers.

Mobile Subscriber Data

OJSC VimpelCom offers both contract and prepaid services to mobile subscribers. As of December 31, 2009, the number of mobile subscribers reached 64.6 million. Mobile subscribers are subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (“MMS”), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by OJSC VimpelCom or abandoned calls. OJSC VimpelCom’s total number of mobile subscribers also includes subscribers using mobile Internet service via USB modems.

The following table indicates OJSC VimpelCom’s mobile subscriber figures, as well as its prepaid mobile subscribers as a percentage of its total mobile subscriber base, for the periods indicated:

	As of December 31,
	2007	2008	2009
Russia	42,221,252	47,676,844	50,886,127
Kazakhstan	4,663,300	6,269,927	6,135,275
Ukraine	1,941,251	2,052,493	2,004,729
Tajikistan	339,393	624,624	743,140
Uzbekistan	2,119,612	3,636,243	3,514,516
Armenia	442,484	544,271	545,201
Georgia	72,655	225,055	399,161
Cambodia	—	—	367,474

Total number of subscribers	51,739,947	61,029,457	64,595,623

Percentage of prepaid subscribers	95.9%	95.9%	96.0%

Russia. As of December 31, 2009, OJSC VimpelCom had approximately 50.9 million mobile subscribers in Russia, representing an increase of 6.7% over approximately 47.7 million mobile subscribers as of December 31, 2008. Most of OJSC VimpelCom’s subscriber growth in Russia came from the regions outside the Moscow license area, where its subscriber base increased to 40.1 million as of December 31, 2009, from 38.1 million as of December 31, 2008. At the same time, OJSC VimpelCom’s Moscow subscriber base grew from 9.6 million as of December 31, 2008, to 10.8 million as of December 31, 2009.

Kazakhstan. As of December 31, 2009, OJSC VimpelCom had approximately 6.1 million mobile subscribers in Kazakhstan, representing a decrease of 2.2% from approximately 6.3 million mobile subscribers as of December 31, 2008. The decrease in OJSC VimpelCom’s subscriber base in Kazakhstan was primarily due to churn of low quality subscribers in the fourth quarter of 2009.

Ukraine. As of December 31, 2009, OJSC VimpelCom had approximately 2.0 million mobile subscribers in Ukraine, representing a decrease of 2.3% from approximately 2.1 million mobile subscribers as of December 31, 2008. The decrease in OJSC VimpelCom’s subscriber base in Ukraine was primarily due to the effect of adverse economic conditions and increased competition.

Tajikistan. As of December 31, 2009, OJSC VimpelCom had approximately 0.7 million mobile subscribers in Tajikistan, representing an increase of 18.9% over approximately 0.6 million mobile subscribers as of December 31, 2008. The increase in OJSC VimpelCom’s subscriber base in Tajikistan was primarily due to the expansion of its mobile network coverage and attractive tariff offers at competitive prices.

Uzbekistan. As of December 31, 2009, OJSC VimpelCom had approximately 3.5 million mobile subscribers in Uzbekistan, representing a decrease of 3.3% from approximately 3.6 million mobile subscribers as of December 31, 2008. The decrease in OJSC VimpelCom’s subscriber base in Uzbekistan was primarily due to increased competition.

Armenia. As of December 31, 2009 and December 31, 2008, OJSC VimpelCom had approximately 0.5 million mobile subscribers in Armenia.

Georgia. OJSC VimpelCom launched commercial operations in Georgia in March 2007 and as of December 31, 2009, it had approximately 0.4 million mobile subscribers in Georgia, representing an increase of 77.3% over the approximately 0.2 million mobile subscribers as of December 31, 2008. OJSC VimpelCom is continuing to build its network and develop its sales and distributions channels in Georgia.

Cambodia. OJSC VimpelCom launched commercial operations in Cambodia in May 2009 and as of December 31, 2009, it had approximately 0.4 million mobile subscribers. OJSC VimpelCom is continuing to build its network and develop its sales and distributions channels in Cambodia.

Mobile MOU

MOU measures the monthly average minutes of use per mobile subscriber. OJSC VimpelCom calculates MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

The following table shows MOU for OJSC VimpelCom’s mobile subscribers for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Russia	192.1	219.1	211.4
Kazakhstan	94.6	104.3	93.1
Ukraine	163.2	231.8	208.7
Tajikistan	220.6	238.9	172.9
Uzbekistan	274.0	287.8	314.0
Armenia	169.9	152.1	237.8
Georgia	102.5	113.6	138.3
Cambodia	—	—	78.2	(1)

(1)	Includes results of Sotelco from launch of operations in May 2009.

Russia. In 2009, OJSC VimpelCom’s MOU in Russia decreased by 3.5% to 211.4 from 219.1 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending and lower usage by newly connected subscribers.

Kazakhstan. In 2009, OJSC VimpelCom’s MOU in Kazakhstan decreased by 10.7% to 93.1 from 104.3 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending.

Ukraine. In 2009, OJSC VimpelCom’s MOU in Ukraine decreased by 10.0% to 208.7 from 231.8 in 2008, primarily due to adverse economic conditions and the termination of its unlimited, or zero on-net, tariff plans in Ukraine.

Tajikistan. In 2009, OJSC VimpelCom’s MOU in Tajikistan decreased by 27.6% to 172.9 from 238.9 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending.

Uzbekistan. In 2009, OJSC VimpelCom’s MOU in Uzbekistan increased by 9.1% to 314.0 from 287.8 in 2008, primarily due to the launch of tariff plans designed to increase usage.

Armenia. In 2009, OJSC VimpelCom’s MOU in Armenia increased by 56.3% to 237.8 from 152.1 in 2008, primarily due to OJSC VimpelCom’s launch of tariff plans designed to increase usage and an increase in the proportion of higher usage subscribers relative to low usage subscribers in its subscriber base.

Georgia. In 2009, OJSC VimpelCom’s MOU in Georgia increased by 21.7% to 138.3 from 113.6 in 2008, primarily due to the continuing expansion of mobile network coverage and the improvement of its network quality in Georgia.

Mobile ARPU

ARPU measures the monthly average revenue per user. OJSC VimpelCom calculates ARPU by dividing its mobile service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of OJSC VimpelCom’s mobile subscribers during the period and dividing by the number of months in that period.

The following table shows OJSC VimpelCom’s ARPU for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
Russia	US$	12.6	US$	13.9	US$	10.1
Kazakhstan	US$	13.1	US$	11.7	US$	8.1
Ukraine	US$	4.7	US$	7.6	US$	4.7
Tajikistan	US$	9.7	US$	9.5	US$	7.1
Uzbekistan	US$	7.1	US$	6.4	US$	4.7
Armenia	US$	16.7	US$	14.6	US$	13.2
Georgia	US$	7.4	US$	9.0	US$	8.9
Cambodia		—		—	US$	1.4	(1)

(1)	Includes results of Sotelco from lauch of operations in May 2009.

Russia. In 2009, OJSC VimpelCom’s ARPU in Russia decreased by 27.3% to US$10.1 from US$13.9 in 2008, primarily due to the devaluation of the functional currency in Russia, as well as a decrease in MOU and implementation of lower rate tariff plans in response to adverse economic conditions. In functional currency terms, ARPU in Russia decreased by 7.2% in 2009 compared to 2008.

Kazakhstan. In 2009, OJSC VimpelCom’s ARPU in Kazakhstan decreased by 30.8% to US$8.1 from US$11.7 in 2008, primarily due to the devaluation of the functional currency in Kazakhstan, as well as a decrease in MOU and lower consumer spending. In functional currency terms, ARPU in Kazakhstan decreased by 14.3% in 2009 compared to 2008.

Ukraine. In 2009, OJSC VimpelCom’s ARPU in Ukraine decreased by 38.2% to US$4.7 from US$7.6 in 2008, primarily due to the devaluation of the functional currency in Ukraine and a decrease in MOU. In functional currency terms, ARPU in Ukraine decreased by 6.8% in 2009 compared to 2008.

Tajikistan. In 2009, OJSC VimpelCom’s ARPU in Tajikistan decreased by 25.3% to US$7.1 from US$9.5 in 2008, primarily due to lower MOU.

Uzbekistan. In 2009, OJSC VimpelCom’s ARPU in Uzbekistan decreased by 26.6% to US$4.7 from US$6.4 in 2008, primarily due to increased price competition and OJSC VimpelCom’s launch of new lower price tariffs designed to increase usage.

Armenia. In 2009, OJSC VimpelCom’s ARPU in Armenia decreased by 9.6% to US$13.2 from US$14.6 in 2008 primarily due to the devaluation of the functional currency in Armenia and lower prices per minute from new tariff plans designed to increase usage, which together more than offset increased MOU. In functional currency terms, ARPU in Armenia increased by 7.2% in 2009 compared to 2008.

Georgia. In 2009, OJSC VimpelCom’s ARPU in Georgia decreased by 1.1% to US$8.9 from US$9.0 in 2008, primarily due to the devaluation of the functional currency in Georgia, which more than offset increased MOU driven by the expansion of OJSC VimpelCom’s mobile network coverage and new tariff offers. In functional currency terms, ARPU in Georgia increased by 14.6% in 2009 compared to 2008.

Cambodia. In 2009, OJSC VimpelCom’s ARPU in Cambodia was a relatively low US$1.4, primarily due to high churn rates relating to the launch of operations.

Mobile churn rate

OJSC VimpelCom defines its churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of its mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to OJSC VimpelCom’s churn rate even though it does not lose those subscribers.

The following table shows OJSC VimpelCom’s churn rates for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Russia	32.9%	34.6%	42.8%
Kazakhstan	23.5%	31.5%	46.3%
Ukraine	61.8%	84.0%	81.0%
Tajikistan	4.6%	42.8%	52.9%
Uzbekistan	61.7%	55.6%	63.7%
Armenia	49.7%	106.2%	58.6%
Georgia	1.0%	47.2%	46.6%

Total Churn	34.1%	38.2%	45.8%

In 2009, OJSC VimpelCom’s churn rate in Russia increased compared to 2008 due to adverse economic conditions resulting in lower consumer spending and increased competition.

In 2009, OJSC VimpelCom’s churn rate in Kazakhstan increased compared to 2008 primarily due to the departure of low quality subscribers.

In 2009, OJSC VimpelCom’s churn rates in Ukraine, Armenia and Georgia decreased compared to 2008. However, OJSC VimpelCom’s churn rates in these countries remained high due to a high share of summer holiday sales that result in seasonal usage of OJSC VimpelCom’s services and consequent churn of these subscribers after the holiday season ends and, in Armenia, due to the departure of low quality subscribers.

OJSC VimpelCom’s churn rates in Tajikistan and Uzbekistan increased in 2009 as compared to 2008 due to aggressive pricing by competitors.

In 2009, OJSC VimpelCom’s churn rate in Cambodia was high, primarily due to promotions related to its commercial launch in which subscribers received a bonus to subscribe.

Broadband subscribers

As of December 31, 2009, OJSC VimpelCom had approximately 2.1 million broadband subscribers in Russia and 0.2 million broadband subscribers in the CIS, representing an increase of approximately 78.6% over the approximately 1.2 million broadband subscribers in Russia and an increase of approximately 274.4% over the approximately 0.04 million broadband subscribers in the CIS as of December 31, 2008. Broadband subscribers are subscribers in the registered subscriber base who were engaged in a revenue generating activity in the three months prior to the measurement date. Such activities include monthly Internet access using fiber-to-the-building (“FTTB”) technology, xDSL and WiFi technologies, as well as mobile home Internet service via USB modems.

Revenues

During the year ended December 31, 2009, OJSC VimpelCom generated revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. OJSC VimpelCom’s primary sources of revenues consisted of:

Service Revenues

OJSC VimpelCom’s service revenues included revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, time charges from subscribers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, mobile Internet and infotainment. Roaming revenues include both revenues from OJSC VimpelCom’s customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on OJSC VimpelCom’s network. Roaming revenues do not include revenues from OJSC VimpelCom’s own subscribers roaming while traveling across Russian regions within its network (so called ‘intranet roaming’).

Sales of Equipment and Accessories and Other Revenues

OJSC VimpelCom sold mobile handsets, equipment and accessories to its subscribers. OJSC VimpelCom’s other revenues included, among other things, rental of base station sites.

Expenses

Operating Expenses

During the year ended December 31, 2009, OJSC VimpelCom had two categories of operating expenses directly attributable to its revenues: service costs and the costs of equipment and accessories.

Service Costs. Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories. OJSC VimpelCom’s costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. OJSC VimpelCom purchased handsets, equipment and accessories from third party manufacturers for resale to OJSC VimpelCom’s subscribers for use on its networks.

In addition to service costs and the costs of equipment and accessories, during the year ended December 31, 2009, OJSC VimpelCom’s operating expenses included:

Selling, general and administrative expenses. OJSC VimpelCom’s selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	stock price-based compensation expenses; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and amortization expense. OJSC VimpelCom depreciated the capitalized costs of its tangible assets, which consisted mainly of telecommunications equipment and buildings that OJSC VimpelCom owned. OJSC VimpelCom amortized its intangible assets, which consisted primarily of telecommunications licenses, telephone line capacity for local numbers in Russia and the CIS and customer relations acquired in business combinations.

Provision for doubtful accounts. OJSC VimpelCom included in its operating expenses an estimate of the amount of its accounts receivable net of VAT that its management believes will ultimately be uncollectible. OJSC VimpelCom based the estimate on historical data and other relevant factors, such as a change in tariff plans from prepaid to postpaid.

In addition to operating expenses, during the year ended December 31, 2009, OJSC VimpelCom’s other significant expenses included:

Net foreign exchange (loss)/gain

The functional currency of OJSC VimpelCom and its subsidiaries is the Russian rouble in Russia, the Kazakh tenge in Kazakhstan, the Ukrainian hrynia in Ukraine, the Armenian dram in Armenia, the Georgian lari in Georgia, and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Monetary assets and liabilities denominated in foreign currencies are translated into OJSC VimpelCom’s respective functional currencies on the relevant balance sheet date. OJSC VimpelCom records changes in the values of such assets and liabilities as a result of exchange rate changes in its results of operations under the line item net foreign exchange (loss)/gain.

Interest expense

OJSC VimpelCom incurred interest expense on its vendor financing agreements, loans from banks, capital leases and other borrowings. OJSC VimpelCom’s interest bearing liabilities carry both fixed and floating interest rates. On OJSC VimpelCom’s borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. OJSC VimpelCom’s interest expense depends on a combination of prevailing interest rates and the amount of its outstanding interest bearing liabilities.

Income tax expense

The statutory income tax rate in Russia, Kazakhstan and Armenia in 2009 was 20.0%. The statutory income tax rate in Ukraine and Tajikistan was 25.0%. The statutory income tax rate in Georgia was 15.0%. In Uzbekistan there was a complex income tax regime that resulted in an income tax rate of approximately 18.0%. The statutory income tax rates in 2008 were the same as those in 2009 except in Russia and Kazakhstan where the rates were 24.0% and 30.0%, respectively, in 2008.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated net operating revenues:

	Year Ended December 31,
	2007	2008	2009
Consolidated statements of income
Operating revenues:
Service revenues	99.9%	98.8%	98.6%
Sales of equipment and accessories	0.1%	1.1%	1.3%
Other revenues	0.1%	0.2%	0.2%
Total operating revenues	100.1%	100.1%	100.1%
Less revenue based taxes	(0.1)%	(0.1)%	(0.1)%
Net operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Service costs	18.3%	22.4%	21.6%
Cost of equipment and accessories	0.1%	1.0%	1.3%
Selling, general and administrative expenses	30.8%	28.0%	27.5%
Depreciation	16.3%	15.0%	16.0%
Amortization	3.1%	3.6%	3.5%
Impairment loss	0.0%	4.4%	0.0%
Provision for doubtful accounts	0.6%	0.5%	0.6%
Total operating expenses	69.2%	74.9%	70.4%

Operating income	30.8%	25.1%	29.6%

Other income and expenses:
Interest income	0.5%	0.7%	0.6%
Net foreign exchange (loss)/gain	1.0%	(11.3)%	(4.7)%
Interest expense	(2.7)%	(4.9)%	(6.9)%
Equity in net (loss)/gain of associates	0.0%	(0.2)%	(0.4)%
Other (expenses), net	0.0%	(0.6)%	(0.4)%
Total other income and expenses	(1.2)%	(16.3)%	(11.8)%

Income before income taxes	29.6%	8.8%	17.8%
Income tax expense	8.3%	3.0%	5.0%
Net income	21.3%	5.8%	12.8%
Net (loss)/income attributable to the noncontrolling interest	0.9%	0.6%	(0.1)%
Net income attributable to OJSC VimpelCom	20.4%	5.2%	12.9%

The tables below show for the periods indicated selected information about the results of operations in each of OJSC VimpelCom’s reportable segments. For more information regarding OJSC VimpelCom’s segments, see Note 23 to the OJSC VimpelCom Financial Statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

Russia Mobile

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	6,090.3	7,310.5	20.0	7,310.5	6,104.0	(16.5)
Intersegment revenues	3.4	61.3	1,702.9	61.3	94.4	54.0
Net operating revenues (including intersegment revenues)	6,093.7	7,371.8	21.0	7,371.8	6,198.4	(15.9)
Depreciation and amortization	1,109.0	1,204.7	8.6	1,204.7	1,019.3	(15.4)
Operating income	1,991.8	2,667.4	33.9	2,667.4	2,185.5	(18.1)
Net income attributable to OJSC VimpelCom	1,422.2	1,146.0	(19.4)	1,146.0	1,007.8	(12.1)

Russia Fixed

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	—	1,286.7	n/a	1,286.7	1,319.5	2.5
Intersegment revenues	—	142.8	n/a	142.8	367.6	157.4
Net operating revenues (including intersegment revenues)	—	1,429.5	n/a	1,429.5	1,687.1	18.0
Depreciation and amortization	—	219.4	n/a	219.4	242.1	10.3
Impairment loss	—	315.0	n/a	315.0	—	n/a
Operating income/(loss)	—	(191.2)	n/a	(191.2)	227.0	n/a
Net income/(loss) attributable to OJSC VimpelCom	—	(266.4)	n/a	(266.4)	180.2	n/a

CIS Mobile

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	937.4	1,294.7	38.1	1,294.7	1,095.9	(15.4)
Intersegment revenues	10.4	20.3	95.2	20.3	32.9	62.1
Net operating revenues (including intersegment revenues)	947.8	1,315.0	38.7	1,315.0	1,128.8	(14.2)
Depreciation and amortization	220.3	368.3	67.2	368.3	331.1	(10.1)
Impairment loss	—	90.1	n/a	90.1	—	n/a
Operating income	198.6	81.8	(58.8)	81.8	183.9	124.8
Net income/(loss) attributable to OJSC VimpelCom	30.7	(260.4)	n/a	(260.4)	(2.0)	n/a

CIS Fixed

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	143.4	225.1	57.0	225.1	177.8	(21.0)
Intersegment revenues	—	47.7	n/a	47.7	85.4	79.0
Net operating revenues (including intersegment revenues)	143.4	272.8	90.2	272.8	263.2	(3.5)
Depreciation and amortization	61.2	88.5	44.6	88.5	91.7	3.6
Operating income	15.8	23.9	51.3	23.9	20.0	(16.3)
Net income attributable to OJSC VimpelCom	9.8	3.4	(65.3)	3.4	12.3	261.8

Other

	Year Ended December 31,
	2007	2008	% change	2008	2009	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	—	—	n/a	—	5.7	n/a
Intersegment revenues	—	—	n/a	—	—	n/a
Net operating revenues (including intersegment revenues)	—	—	n/a	—	5.7	n/a
Depreciation and amortization	—	0.2	n/a	0.2	10.0	4,900.0
Impairment loss	—	37.6	n/a	37.6	—	n/a
Operating income	—	(45.9)	n/a	(45.9)	(38.0)	n/a
Net (loss) attributable to OJSC VimpelCom	—	(98.1)	n/a	(98.1)	(76.4)	n/a

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Operating Revenues

OJSC VimpelCom’s consolidated net operating revenues decreased by 14.0% to US$8,702.9 million during 2009 from US$10,116.9 million during 2008. OJSC VimpelCom’s net operating revenues decreased in 2009 primarily as a result of the devaluation of functional currencies. In functional currency terms, in 2009 compared to 2008, OJSC VimpelCom’s net operating revenues increased in all countries in which it operates other than in Armenia and Uzbekistan, mainly due to increased traffic on its mobile networks primarily due to an increase in mobile subscribers over the course of 2009. The following discussion of revenues by reportable segments includes intersegment revenues. OJSC VimpelCom’s management assesses the performance of each reportable segment on this basis as it believes the inclusion of intersegment revenues better reflects the true performance of each segment on a stand-alone basis.

Russia mobile net operating revenues. OJSC VimpelCom’s Russia mobile net operating revenues decreased by 15.9% to US$6,198.4 million during 2009 from US$7,371.8 million during 2008. OJSC VimpelCom’s Russia mobile net operating revenues consist mostly of service revenues.

During 2009, OJSC VimpelCom generated US$3,952.4 million of its service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, or 63.8% of net operating revenues in its Russia mobile segment, compared to US$4,842.7 million, or 65.7% of net operating revenues in 2008. The 18.4% decrease was primarily due to the devaluation of the functional currency, which more than offset the growth of OJSC VimpelCom’s subscriber base and the resulting increased traffic volumes on its mobile network. In functional currency terms, OJSC VimpelCom’s service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, in OJSC VimpelCom’s Russia mobile segment increased by 3.9% in 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$888.9 million of its service revenues from interconnect, or 14.3% of net operating revenues in the Russia mobile segment, compared to US$1,074.0 million, or 14.6% of net operating revenues in 2008. The 17.2% decrease was primarily due to the devaluation of the functional currency, which more than offset increased traffic to OJSC VimpelCom’s network. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from interconnect increased by 5.2% during 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$925.5 million of its service revenues from value added services, or 14.9% of net operating revenues in its Russia mobile segment, compared to US$898.9 million, or 12.2% of net operating revenues in 2008. The 3.0% increase in OJSC VimpelCom’s mobile value added services revenues was primarily due to the growth in its subscriber base and increased revenue from sales of infotainment and data, partially offset by the devaluation of the functional currency. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from value added services increased by 30.8% during 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$298.0 million of its service revenues from roaming fees generated by its Russian mobile subscribers and roaming fees received from other mobile services operators for providing roaming services to its subscribers, or 4.8% of net operating revenues in OJSC VimpelCom Russia mobile segment, compared to US$428.2 million or 5.8% of net operating revenues in 2008. The 30.4% decrease during 2009 compared to 2008 was primarily due to the devaluation of the functional currency and the adverse economic conditions which resulted in decreased activity of OJSC VimpelCom’s Russia mobile subscribers and persons roaming on its network. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from roaming decreased by 11.1% during 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$16.1 million of its service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in its Russia mobile segment, compared to US$20.5 million and 0.3%, respectively, for 2008.

OJSC VimpelCom’s net operating revenues in the Russia mobile segment also included revenues from sales of equipment and accessories. During 2009, revenues from sales of equipment and accessories decreased by 2.9% to US$98.0 million from US$100.9 million during 2008 but increased to 1.6% of net operating revenues in 2009 from 1.4% in 2008, primarily as a result of sales of iPhones and USB modems that started in the end of 2008 and the second half of 2008, respectively.

During 2009, OJSC VimpelCom’s net operating revenues in the Russia mobile segment included US$19.5 million of revenues generated from other activity compared to US$6.6 million for 2008.

Russia fixed net operating revenues. In 2009, net operating revenues in the Russia fixed segment increased by 18.0% to US$1,687.1 million from US$1,429.5 million in 2008. OJSC VimpelCom’s Russia fixed segment net operating revenues in 2009 consisted of US$656.3 million generated from business operations, US$847.6 million generated from wholesale operations and US$183.2 million generated from residential operations. The increase in net operating revenues in OJSC VimpelCom’s Russia fixed segment in 2009 compared to 2008 was due to the full-year consolidation of Golden Telecom’s operations for 2009 as opposed to only 10 months of 2008, and improvement in wholesale and residential operations. As a portion of OJSC VimpelCom’s contracts with business and wholesale customers are denominated in U.S. dollars and Euros, a portion of its revenues was protected from devaluation of the Russian rouble.

CIS mobile net operating revenues. OJSC VimpelCom’s CIS mobile net operating revenues decreased by 14.2% to US$1,128.8 million during 2009 from US$1,315.0 million during 2008. OJSC VimpelCom’s CIS mobile net operating revenues consist mostly of service revenues.

During 2009, OJSC VimpelCom generated US$758.5 million of its service revenues from airtime charges in the CIS from mobile contract and prepaid subscribers, including monthly contract fees, or 67.2% of its net operating revenues in the CIS mobile segment, compared to US$891.7 million, or 67.7% of net operating revenues in 2008. The 14.9% decrease during 2009 compared to 2008 was primarily due to the devaluation of OJSC VimpelCom’s functional currencies, which more than offset increased traffic volumes in Kazakhstan and Georgia during 2009. In functional currency terms, OJSC VimpelCom’s service revenues from airtime charges increased by 2.1% in 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$199.8 million of its mobile service revenues from interconnect fees in the CIS, or 17.7% of its net operating revenues in CIS mobile, compared to US$230.3 million, or 17.5% of net operating revenues in CIS mobile in 2008. The 13.2% decrease in 2009 compared to 2008 was primarily due to the devaluation of functional currencies, which more than offset increased volume of inbound traffic terminated on OJSC VimpelCom’s networks in Uzbekistan, Tajikistan and Georgia. In functional currency terms, service revenues from interconnect fees increased by 4.2% in 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$122.6 million of its mobile service revenues from value added services in the CIS, or 10.9% of net operating revenues in CIS mobile, compared to US$140.2 million, or 10.7% of net operating revenues in CIS mobile in 2008. The 12.6% decrease in 2009 compared to 2008 was primarily due to the devaluation of OJSC VimpelCom’s functional currencies and decreased consumer spending on value added services in all CIS countries in which OJSC VimpelCom operates, which together more than offset subscriber growth in Tajikistan and Georgia. In functional currency terms, service revenues from value added services increased by 4.9% in 2009 compared to 2008.

During 2009, OJSC VimpelCom generated US$41.8 million of its service revenues from roaming in the CIS, or 3.7% of net operating revenues in CIS mobile, compared to US$51.5 million, or 3.9% of net operating revenues in CIS mobile in 2008. This 18.8% decrease in roaming revenues in 2009 compared to 2008 was primarily due to the devaluation of functional currencies and decreased consumer spending in all CIS countries in which OJSC VimpelCom operates. In functional currency terms, service revenues from roaming decreased by 2.3%.

During 2009, OJSC VimpelCom generated US$2.9 million of its service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in its CIS mobile segment, compared to US$2.5 million and 0.2%, respectively, for 2008.

OJSC VimpelCom’s net operating revenues in the CIS mobile segment also included revenues from sales of equipment and accessories. During 2009, revenues from sales of equipment and accessories increased to US$1.3 million from US$0.1 million during 2008.

During 2009, OJSC VimpelCom’s net operating revenues in the CIS mobile segment included US$9.1 million generated by other activity compared to US$6.4 million for 2008.

During each of 2009 and 2008, OJSC VimpelCom’s CIS mobile segment incurred revenue based taxes of US$7.2 million and US$7.9 million.

CIS fixed net operating revenues. OJSC VimpelCom’s net operating revenues in the CIS fixed segment decreased by 3.5% to US$263.2 million in 2009 from US$272.8 million in 2008. The decrease was primarily attributable to the devaluation of functional currencies in Ukraine and Armenia compared to the U.S. dollar, while in functional currency terms, OJSC VimpelCom’s revenues in CIS fixed increased by 20.6% primarily due to growth of interconnect, voice and Internet revenues in Ukraine, Kazakhstan and Uzbekistan and the full-year consolidation of Golden Telecom for 2009 as opposed to 10 months 2008. In 2009, US$59.8 million of CIS fixed revenues were generated from OJSC VimpelCom’s business operations, US$84.1 million from wholesale operations and US$119.3 million from residential operations.

Other segment net operating revenues. In 2009, OJSC VimpelCom started to generate revenues in its Other reporting segment. In 2009, net operating revenues in this segment were US$5.7 and consisted of revenues from OJSC VimpelCom’s mobile operations in Cambodia from May 2009 when its subsidiary Sotelco launched its commercial operations.

During 2009, in Cambodia US$5.0 million of OJSC VimpelCom’s mobile service revenues, or 87.7% of its net operating revenues, were from airtime charges from mobile prepaid subscribers and monthly contract fees, US$0.5 million of OJSC VimpelCom’s mobile service revenues, or 8.8% of its net operating revenues, were from interconnect fees, and US$0.2 million of OJSC VimpelCom’s mobile service revenues, or 3.5% of its net operating revenues, were from other services, including connection charges and value added services.

Total Operating Expenses

OJSC VimpelCom’s consolidated total operating expenses decreased by 19.2% to US$6,124.5 million during 2009 from US$7,581.0 million during 2008, and represented 70.4% and 74.9% of net operating revenues in 2009 and 2008, respectively. The decrease of 19.2% was primarily due to the devaluation of OJSC VimpelCom’s functional currencies and cost control measures implemented in 2009.

Due to the adverse economic environment, in 2009, OJSC VimpelCom focused on maintaining its consolidated operating margin by controlling its operating expenses. As a result of those efforts and the non-recurrence of the 2008 impairment losses, OJSC VimpelCom’s consolidated operating margin for 2009 was 29.6% compared to 25.1% in 2008, notwithstanding the dilutive effect of Golden Telecom’s lower margin fixed-line business, which OJSC VimpelCom consolidated from March 1, 2008.

Service costs. OJSC VimpelCom’s consolidated service costs decreased by 17.0% to US$1,878.4 million during 2009 from US$2,262.6 million during 2008. As a percentage of consolidated net operating revenues, OJSC VimpelCom’s service costs decreased to 21.6% during 2009 from 22.4% during 2008.

Service costs in Russia mobile operations decreased by 10.2 % to US$1,243.9 million in 2009 from US$1,385.8 million in 2008, primarily due to the devaluation of the functional currency, which more than offset growth in interconnect costs related to an increase in OJSC VimpelCom’s traffic volume. In functional currency terms, OJSC VimpelCom’s service costs in Russia mobile increased by 14.0% during 2009 compared to 2008.

Service costs in Russia fixed increased by 20.2% to US$797.2 million in 2009 from US$663.0 million in 2008. This increase was primarily due to consolidation of Golden Telecom’s operations for all of 2009, compared to only 10 months in 2008, increased volume of higher cost wholesale traffic and an increase in the proportion of international traffic, mostly to the CIS countries. In functional currency terms, service costs in Russia fixed increased by 52.0% in 2009 compared to 2008.

Service costs in CIS mobile decreased by 22.7% to US$302.1 million in 2009 from US$390.6 million in 2008. The decrease was primarily due to the devaluation of functional currencies and a decrease in interconnection expenses in Ukraine and Armenia. In functional currency terms, service costs in CIS mobile decreased by 5.0% in 2009 compared to 2008.

Service costs in CIS fixed decreased by 2.2% to US$85.3 million in 2009 from US$87.2 million in 2008. This decrease was primarily due to the devaluation of functional currencies, which more than offset increased costs relating to increased volumes of traffic in Ukraine, Uzbekistan and Kazakhstan and the consolidation of Golden Telecom’s operations for all of 2009, compared to only 10 months in 2008. In functional currency terms, service costs in CIS fixed increased by 33.2% in 2009 compared to 2008.

Service costs in OJSC VimpelCom’s Other reporting segment in 2009 were US$6.8 million, consisting primarily of interconnection expenses in OJSC VimpelCom’s mobile operations in Cambodia.

Cost of equipment and accessories. OJSC VimpelCom’s consolidated cost of equipment and accessories increased by 9.3% to US$110.7 million during 2009 from US$101.3 million during 2008. This increase was primarily due to the sale of iPhones and USB modems to OJSC VimpelCom’s customers that started in the end of 2008 and in the second half of 2008, respectively.

Selling, general and administrative expenses. OJSC VimpelCom’s consolidated selling, general and administrative expenses decreased by 15.8% to US$2,390.0 million during 2009 from US$2,838.5 million during 2008. This decrease was primarily due to the devaluation of functional currencies. As a percentage of consolidated net operating revenues, OJSC VimpelCom’s consolidated selling, general and administrative expenses decreased to 27.5% in 2009 from 28.0% in 2008 mainly due to management’s initiatives to decrease costs. As a percentage of consolidated net operating revenues in 2009 compared to 2008, advertising and marketing expenses decreased by 1.6%, dealer commissions and other dealer-related costs decreased by 2.3%, technical and information technology expenses decreased by 1.1%, and other general and administrative expenses (excluding stock-based compensation expenses) increased by 1.0%. In 2009, stock-based compensation expenses were US$9.2 million compared to a stock-based compensation gain of US$119.3 million in 2008. The stock-based compensation gain in 2008 resulted from the decrease in OJSC VimpelCom’s stock price in 2008. In December 2008, OJSC VimpelCom modified its stock-based compensation program to satisfy equity classification pursuant to which it recognizes stock-based compensation expenses evenly within the vesting period for that program.

Selling, general and administrative expenses in the Russia mobile segment decreased by 17.9% to US$1,623.8 million in 2009 from US$1,977.6 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, selling, general and administrative expenses decreased by 0.6% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, in 2009 compared to 2008, general and administrative expenses decreased by 0.6%, technical support expenses increased by 0.7% and sales and marketing expenses decreased by 0.7%.

Selling, general and administrative expenses in the Russia fixed segment decreased by 4.7% to US$393.3 million in 2009 from US$412.5 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, selling, general and administrative expenses decreased by 5.5% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, in 2009 compared to 2008, general and administrative expenses decreased by 7.1%, technical support expenses increased by 1.2% and sales and marketing expenses increased by 0.4%.

Selling, general and administrative expenses in the CIS mobile segment decreased by 19.2% to US$305.1 million in 2009 from US$377.4 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS mobile segment, selling, general and administrative expenses decreased by 1.7% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS mobile segment, in 2009 compared to 2008, general and administrative expenses decreased by 0.3%, technical support expenses increased by 1.1% and sales and marketing expenses decreased by 2.5%.

Selling, general and administrative expenses in the CIS fixed segment decreased by 12.4% to US$62.1 million in 2009 from US$70.9 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS fixed segment, selling, general and administrative expenses decreased by 2.4% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS fixed segment, in 2009 compared to 2008, general and administrative expenses decreased by 4.4%, technical support expenses increased by 1.9% and sales and marketing expenses increased by 0.1%.

Selling, general and administrative expenses in the Other segment primarily consisted of expenses in OJSC VimpelCom’s mobile operations in Cambodia, which amounted to US$19.8 million.

Depreciation and amortization expenses. OJSC VimpelCom’s consolidated depreciation and amortization expenses decreased by 9.9% to US$1,694.2 million in 2009 from US$1,881.2 million in 2008. The overall decrease in depreciation and amortization expenses was primarily due to the devaluation of functional currencies and a decrease in capital expenditures in 2009 in line with management’s conservative approach to capital investments and to internal targets for return on capital investments in response to existing adverse economic conditions. As a percentage of consolidated net operating revenues, depreciation and amortization expenses increased to 19.5% from 18.6% in 2009 compared to 2008.

Impairment loss. OJSC VimpelCom did not have any write downs or impairment loss in 2009. In 2008, OJSC VimpelCom wrote down US$37.6 million related to DVB-H and DVB-T licenses and recognized a US$90.1 million mobile goodwill and long lived assets impairment loss for Ukraine, and US$315.0 million fixed goodwill impairment loss for Russia. For details regarding OJSC VimpelCom’s impairment loss and write down of long-lived assets in 2008, please see Note 10 to the OJSC VimpelCom Financial Statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

Provision for doubtful accounts. OJSC VimpelCom’s consolidated provision for doubtful accounts decreased by 6.2% to US$51.3 million in 2009 from US$54.7 million in 2008. As a percentage of consolidated net operating revenues, provision for doubtful accounts increased to 0.6% in 2009 compared to 0.5% in 2008 due to the growth of OJSC VimpelCom’s fixed segments, which had higher doubtful debt rates than its mobile segments.

Operating Income

OJSC VimpelCom’s consolidated operating income increased by 1.7% to US$2,578.4 million during 2009 from US$2,536.0 million during 2008 primarily as a result of the foregoing. OJSC VimpelCom’s total operating income as a percentage of net operating revenues in 2009 increased to 29.6% from 25.1% in 2008.

During 2009, OJSC VimpelCom’s operating income in the Russia mobile segment decreased by 18.1% to US$2,185.5 million compared to US$2,667.4 million during 2008, primarily due to the devaluation of the functional currency.

OJSC VimpelCom’s operating income in the Russia fixed segment increased to US$227.0 million in 2009 compared to US$191.2 million operating loss during 2008, primarily due to goodwill impairment loss of US$315.0 million in 2008, higher traffic volume and the full-year consolidation of Golden Telecom for 2009, compared to only 10 months in 2008.

OJSC VimpelCom’s operating income in the CIS mobile segment increased by 124.8% to US$183.9 million in 2009 from US$81.8 million in 2008, primarily due to goodwill and other long-lived assets impairment loss of US$90.1 million in 2008.

OJSC VimpelCom’s operating income in the CIS fixed segment decreased by 16.3% to US$20.0 million in 2009 from US$23.9 million in 2008, mainly due to devaluation of functional currencies.

Other Income and Expenses

Interest expense/income. OJSC VimpelCom’s consolidated interest expense increased by 20.8% to US$598.5 million during 2009 from US$495.6 million during 2008, primarily due to an increase in the average interest rates on its outstanding debt, which was 7.6% in 2009 compared to 7.0% in 2008. OJSC VimpelCom’s consolidated interest income decreased by 27.8% to US$51.7 million during 2009 from US$71.6 million during 2008, primarily due to lower interest rates on investments and short-term bank deposits.

Net foreign exchange (loss)/gain. OJSC VimpelCom recorded a US$411.3 million foreign currency exchange loss during 2009 compared to a US$1,142.3 million foreign currency exchange loss during 2008. The losses were primarily due to the devaluation of the Russian rouble against the U.S. dollar during 2009 and 2008 which resulted in a corresponding revaluation of OJSC VimpelCom’s U.S. dollar denominated financial liabilities, including its loan agreements. OJSC VimpelCom’s foreign currency exchange loss decreased in 2009 compared to 2008, primarily due to the lower rate of devaluation of the Russian rouble against the U.S. dollar of 2.9% in 2009 compared to 19.7% in 2008.

Equity in net (loss)/gain of associates. OJSC VimpelCom recorded a net loss of US$35.8 million from its equity in associates during 2009 compared to a net loss of US$61.0 million during 2008, primarily due to its equity in Morefront Holdings Ltd., which was acquired in October 2008, and the losses incurred by GTEL-Mobile relating to commencement of its commercial operations.

Income tax expense. OJSC VimpelCom’s consolidated income tax expense increased by 43.1% to US$435.0 million during 2009 from US$303.9 million during 2008. The increase in income taxes was primarily due to the increase in income before income taxes. OJSC VimpelCom’s effective income tax rate was 28.0% in 2009 compared to 34.1% in 2008. The decrease in the effective income tax rate was primarily due to the non-recurrence in 2009 of a tax non-deductible impairment loss recorded in 2008, and a lower level of loss carry-forwards provided as non-recoverable in 2009 as compared to 2008.

Net (loss)/income attributable to the noncontrolling interest. OJSC VimpelCom’s net loss attributable to the noncontrolling interest was US$4.5 million during 2009 compared to a net gain of US$63.0 million during 2008, primarily due to foreign exchange losses incurred in 2009 by KaR-Tel, OJSC VimpelCom’s subsidiary in Kazakhstan, and Mobitel, OJSC VimpelCom’s subsidiary in Georgia.

Net income attributable to OJSC VimpelCom and net income attributable to OJSC VimpelCom per common share. In 2009, consolidated net income attributable to OJSC VimpelCom was US$1,121.8 million, or US$21.71 per common share (US$1.09 per ADS), compared to US$524.3 million, or US$10.32 per common share (US$0.52 per ADS), during 2008. In 2009, OJSC VimpelCom reported diluted net income attributable to OJSC VimpelCom of US$21.69 per common share (US$1.08 per ADS), compared to diluted net income attributable to OJSC VimpelCom of US$10.32 per common share (US$0.52 per ADS) during 2008.

Year Ended December 31, 2008 Compared to Year Ended 31, 2007

Operating Revenues

OJSC VimpelCom’s consolidated net operating revenues increased by 41.1% to US$10,116.9 million during 2008 from US$7,171.1 million during 2007. OJSC VimpelCom increased its net operating revenues in 2008 primarily as a result of consolidation of the results of Golden Telecom, which was acquired in February 2008, and also due to increase in mobile operations because of increased traffic on OJSC VimpelCom’s network and improved ARPU.

Net operating revenues from OJSC VimpelCom’s mobile operations in Russia, excluding intersegment revenues, increased by 20.0% to US$7,310.5 million during 2008 from US$6,090.3 million during 2007. Net operating revenues from OJSC VimpelCom’s mobile operations in CIS, excluding intersegment eliminations, increased by 38.1% to US$1,294.7 million during 2008 from US$937.4 million during 2007.

Net operating revenues from OJSC VimpelCom’s fixed operations in Russia, excluding intersegment revenues, were US$1,286.7 million in 2008. Net operating revenues from OJSC VimpelCom’s fixed operations in CIS, excluding intersegment eliminations, were US$225.1 million during 2008, representing an increase of 57.0% from US$143.4 million in 2007.

Mobile service revenues in Russia

OJSC VimpelCom’s mobile service revenues in Russia increased by 19.4% to US$7,264.3 million during 2008 from US$6,082.5 million during 2007. These revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2008, OJSC VimpelCom generated US$4,842.7.million of its services revenues from airtime charges from mobile contract and prepaid subscribers and monthly contract fees, or 65.7% of net operating revenues in mobile Russia, compared to US$4,124.0 million, or 67.7% of net operating revenues in mobile Russia operations in 2007. The increase was primarily related to increased traffic on OJSC VimpelCom’s mobile network.

During 2008, OJSC VimpelCom generated US$1,074.0 million of its service revenues from interconnect revenues, or 14.6% of net operating revenues in mobile Russia, compared to US$851.3 million, or 14.0% of net operating revenues in mobile Russia operations in 2007. The increase in OJSC VimpelCom’s interconnect revenues in 2008 was also due to increased inbound traffic on its network.

During 2008, OJSC VimpelCom generated US$898.9 million of its mobile service revenues from value added services, or 12.2% of total net operating revenues in mobile Russia, compared to US$736.4 million, or 12.1% of net operating revenues in 2007. The increase in OJSC VimpelCom’s mobile value added services revenues was primarily due to launch of Ring Back Tone and traffic sharing and also due to increased revenue from SMS.

During 2008, OJSC VimpelCom generated US$428.2 million of its service revenues from roaming fees generated by its Russian subscribers and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 5.8% of Russia mobile net operating revenues, compared to US$340.2 million and 5.6%, respectively, for 2007. These increases were primarily due to improved and expanded network coverage and increased roaming activity due to increased travel by OJSC VimpelCom’s subscribers and persons roaming on its network.

Mobile service revenues in CIS

OJSC VimpelCom’s mobile service revenues in CIS increased by 38.3% to US$1,316.4 million during 2008 from US$951.6 million during 2007. These revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2008, OJSC VimpelCom generated US$891.7 million of its services revenues from airtime charges in CIS from mobile contract and prepaid subscribers and monthly contract fees, which represented 67.7% of OJSC VimpelCom’s CIS mobile net operating revenues, compared to US$648.2 million, or 69.9% of net operating revenues in 2007. The increase was primarily related to revenue growth in Kazakhstan, Uzbekistan and Ukraine due to increased traffic on OJSC VimpelCom’s mobile network.

During 2008, OJSC VimpelCom generated US$230.3 million of its service revenues from interconnect revenues, or 17.5% of net operating revenues in CIS mobile, compared to US$161.9 million, or 17.0% of net operating revenues in CIS mobile in 2007. The increase in OJSC VimpelCom’s interconnect revenues in 2008 was also due to increased subscriber base and volume of inbound traffic terminated on OJSC VimpelCom’s network in CIS.

OJSC VimpelCom’s revenues from value added services in the CIS increased by 43.1% in 2008 compared to 2007. During 2008, OJSC VimpelCom generated US$140.2 million of its mobile service revenues from value added services in CIS, or 10.7% of its CIS mobile net operating revenues, compared to US$98.0 million and 10.6%, respectively, for 2007. The increase is primarily attributable to increased consumption of value added services in Kazakhstan and Uzbekistan.

During 2008, OJSC VimpelCom generated US$51.5 million of its service revenues from roaming revenues generated by its subscribers and subscribers roaming fees received from other mobile services operators for providing roaming services to their subscribers or 3.9% of CIS mobile net operating revenues, compared to US$41.5 million and 4.3%, respectively, for 2007. These increases were primarily due to improved and expanded network coverage, an increase roaming activity due to an increased travel by OJSC VimpelCom’s subscribers and persons roaming on its network.

Revenues from sales of equipment and accessories

In Russia mobile OJSC VimpelCom’s revenues from sales of equipment and accessories during 2008 increased by 1,452.3% to US$100.9 million from US$6.5 million during 2007, primarily as a result of sales of iPhones in the fourth quarter of 2008 and USB modems in the second half of the year.

OJSC VimpelCom did not derive a significant amount of revenue from sales of equipment and accessories in the CIS during 2008 and 2007.

Fixed revenues

In 2008, fixed net operating revenues in Russia, including intersegment revenues, amounted to US$1,429.5 million. US$688.0 million of fixed revenues were generated from OJSC VimpelCom’s business operations, US$586.6 million from wholesale operations and US$154.7 million from residential operations.

OJSC VimpelCom’s fixed net operating revenues in CIS, including intersegment revenues, increased by 90.2% to US$272.7 million in 2008 from US$143.4 million in 2007. The increase was due to acquisition of Golden Telecom companies in Ukraine, Kazakhstan and Uzbekistan.

Operating Expenses

OJSC VimpelCom’s consolidated total operating expenses increased by 52.7% to US$7,581.0 million during 2008 from US$4,964.9 million during 2007 mainly due to addition of operating expenses of Golden Telecom which was acquired in February 2008.

Total operating expenses in OJSC VimpelCom’s mobile operations in Russia increased by 14.7% to US$4,704.4 million during 2008 from US$4,101.8 million during 2007 in line with revenue growth. The increase related to growth in service cost, more intensive marketing and sales activities applied in 2008, and costs of 3G handsets sales launched during the fourth quarter.

Operating expenses in OJSC VimpelCom’s mobile operations in CIS increased by 64.6% to US$1,233.2 million during 2008 from US$749.2 million during 2007. This increase is higher than the operating revenue increase of 38.1% primarily due to the increased expenses in Ukraine resulting from recognition of one-off impairment charges of goodwill and certain long-lived assets and increased service costs in 2008.

Total operating expenses in OJSC VimpelCom’s fixed operations in Russia amounted to US$1,620.7 million in 2008. Operating expenses in OJSC VimpelCom’s fixed operations in the CIS increased by 95.0% to US$248.8 million during 2008, from US$127.6 million in 2007. The increase was caused by integrating Golden Telecom’s fixed operations in CIS countries.

Service costs. OJSC VimpelCom’s service costs increased by 72.8% to US$2,262.6 million during 2008 from US$1,309.3 million during 2007. As a percentage of net operating revenues, OJSC VimpelCom’s service costs increased to 22.4% during 2008 from 18.3% during 2007.

Service costs in Russia mobile operations increased by 33.1% to US$1,385.8 million in 2008 from US$1,040.9 million in 2007. The increase was caused by growth in interconnect cost due to growth in international traffic.

Service costs in CIS mobile were US$390.6 million in 2008, which was 57.3% higher than US$248.3 million in 2007. This is higher than service revenue increase of 38.3% primarily due to increased service costs in Ukraine resulting from active sales of new tariffs with unlimited minutes of usage. Service costs in Russia fixed operations were US$663.0 million and amounted to 29.3% of OJSC VimpelCom’s consolidated service costs in 2008. Service costs in CIS fixed operations were US$87.2 million in 2008, which was US$55.1 million higher than US$32.1 million in 2007. The increase in CIS service costs was caused by integration of Golden Telecom operations in 2008.

Cost of equipment and accessories. OJSC VimpelCom’s consolidated cost of equipment and accessories increased by 1,646.6% to US$101.3 million during 2008 from US$5.8 million during 2007. This increase was primarily due to sales of iPhones and USB modems in the second half of 2008 and sales of fixed equipment due to consolidation of Golden Telecom results. OJSC VimpelCom’s cost of equipment and accessories as a percentage of net operating revenues increased to 1.0 % during 2008 compared to 0.1% during 2007.

Cost of equipment and accessories in Russia mobile operations reached US$95.2 million in 2008, which represented 94.0% of consolidated costs of equipment and accessories. Cost of equipment and accessories in CIS mobile was US$0.1 million in 2008 and immaterial in 2007.

Cost of equipment and accessories in Russia fixed operations reached US$5.5 million in 2008 or 5.4% of consolidated costs of handsets and accessories. Cost of equipment and accessories in CIS fixed operations was US$0.6 million in 2008. The cost of equipment and accessories in CIS fixed segment in 2007 was immaterial.

Selling, general and administrative expenses. OJSC VimpelCom’s consolidated selling, general and administrative expenses increased by US$632.2 million or by 28.7% to US$2,838.5 million during 2008 from US$2,206.3 million during 2007 mainly due to the consolidation of Golden Telecom results.

Selling, general and administrative expenses in Russia mobile operations increased by US$74.2 million or by 3.9% to US$1,977.6 million in 2008 from US$1,903.4 million in 2007. However, as a percentage of net operating revenues they declined to 26.8% in 2008 from 31.2% in 2007. General and administrative expenses declined by US$176.3 million in 2008. The reduction is explained mainly by a reversal in stock–price based compensation plans expenses which resulted in US$123.7 million gain in 2008 compared to US$208.3 million expense in 2007. Without these expenses selling, general and administrative expenses in Russia mobile grew mostly in line with revenue growth.

Selling, general and administrative expenses in CIS mobile operations were US$377.4 million in 2008, which was 39.4% higher than US$270.7 million in 2007. In 2008 US$166.1 million were general and administrative expenses, US$73.7 million were spent on technical support and US$137.6 million were spent on sales and marketing.

Selling, general and administrative expenses in Russia fixed operations were US$412.5 million in 2008, which represented 14.5% of consolidated SG&A expenses in 2008. Of this amount US$336.5 million were general and administrative expenses, US$47.7 million were spent on technical support and US$28.3 million were spent on sales and marketing.

In CIS fixed operations, selling, general and administrative expenses amounted to US$70.9 million in 2008, an increase of US$37.0 million compared to US$33.9 million in 2007. In 2008, US$56.4 million were general and administrative expenses, US$9.7 million were spent for technical support and US$4.7 million were spent on sales and marketing.

Depreciation and amortization expense. OJSC VimpelCom’s consolidated depreciation and amortization expense increased by 35.3% to US$1,881.2 million in 2008 from US$1,390.6 million during 2007. The overall increase in depreciation and amortization expense was due primarily to continuing capital expenditures in Russia and CIS coupled with the consolidation of Golden Telecom.

Depreciation and amortization expense in Russia mobile operations increased by 8.6% to US$1,204.7 million in 2008 from US$1,109.0 million in 2007. In CIS mobile operations they were US$368.3 million in 2008, which was 67.2% higher than US$220.3 million in 2007. The increase was connected with significant capital expenditures in 2008 and second half of 2007 and recognition of assets revaluation in Kazakhstan as a result of purchase price allocation on acquisition of additional share in KaR-Tel in July 2008.

Depreciation and amortization expense in fixed operations in Russia was US$219.4 million in 2008. It was US$88.5 million in CIS fixed operations in 2008, which was 44.6% higher than US$61.2 million in 2007.

Write offs and impairments. In 2008 OJSC VimpelCom wrote down US$37.6 million related to DVB-H and DVB-T licenses and recognized a US$90.1 million mobile goodwill and long lived assets impairment loss for Ukraine, and US$315.0 million fixed goodwill impairment loss for Russia.

Provision for doubtful accounts. OJSC VimpelCom’s consolidated provision for doubtful accounts increased by 3.4% to US$54.7 million during 2008 from US$52.9 million during 2007. As a percentage of net operating revenues, provision for doubtful accounts decreased to 0.5% in 2008 compared to 0.6% in 2007 due to the reduction in negative balances of prepaid subscribers.

In 2008, provisions for doubtful accounts in Russia mobile declined by 4.0% to US$41.1 million from US$42.8 million in 2007 and also declined in CIS mobile by 31.6% to US$ 6.7 million from US$9.8 million in 2007.

In Russia fixed segment, provisions for doubtful accounts were US$5.3 million in 2008. In CIS fixed operations, they were US$1.6 million in 2008 compared to US$0.4 million in 2007.

Operating Income

Primarily as a result of the foregoing, OJSC VimpelCom’s consolidated operating income increased by 14.9% to US$2,536.0 million during 2008 from US$2,206.2 million during 2007. Partly this increase is due to a reversal in stock–price based compensation plan expenses which resulted in US$119.3 million gain in 2008 compared to US$208.3 million expense in 2007. Other than that, OJSC VimpelCom’s total operating income in 2008 stayed stable despite the negative effect of impairment loss in the fourth quarter 2008 in amount of US$442.7 million.

During 2008, OJSC VimpelCom’s operating income in Russia mobile operations grew by 33.9% to US$2,667.4 million compared to US$1,991.8 million during 2007. This growth in Russia was partly helped by the reversal in stock–price based compensation plan expenses discussed in the preceding paragraph and also was the result of the increase in revenues as well as management’s efforts to control costs.

OJSC VimpelCom’s operating income in CIS mobile operations declined by 58.8% to US$81.8 million in 2008 from 198.6 million in 2007. The decline was mainly due to an operating loss of US$176.0 million in Ukraine in 2008, caused primarily by the impairment charges recorded in 2008 and expenses associated with significant growth of advertising expenses due to active sales and subscriber base growth.

During 2008, OJSC VimpelCom had an operating loss in its fixed operations in Russia which amounted to US$191.2 million due to impairment charge of US$315.0 million. Operating income in CIS fixed was US$23.9 million, an increase of 51.3% from US$15.8 million in 2007 primarily due to acquisition of Golden Telecom companies in CIS.

Other Income and Expenses

Consolidated interest expense. OJSC VimpelCom’s interest expense increased 154.4% to US$495.6 million during 2008 from US$194.8 million during 2007. The increase in OJSC VimpelCom’s interest expense during this period was primarily attributable to an increase in the overall amount of its debt during 2008 from US$2,766.6 million to US$8,442.9 million.

Consolidated Foreign currency exchange gain/loss. OJSC VimpelCom recorded a US$1,142.3 million foreign currency exchange loss during 2008 as compared to a US$73.0 million foreign currency exchange gain during 2007. The depreciation of the Russian rouble against the U.S. dollar during 2008 resulted in a significant foreign exchange loss during 2008 from a corresponding revaluation of o OJSC VimpelCom’s U.S. dollar denominated financial liabilities under its loan agreements.

In order to reduce OJSC VimpelCom’s foreign currency risk, in November 2006, OJSC VimpelCom entered into a series of forward agreements to acquire US$972.7 million in Russian roubles to hedge its U.S. dollar denominated liabilities due in 2007 and the first quarter of 2008 (including a swap agreement in the principal amount of US$236.1 million).

In March and August 2007, OJSC VimpelCom entered into a series of forward agreements to acquire US$173.6 million in Russian roubles to hedge its short-term U.S. dollar denominated liabilities due in the first and second quarters of 2008 (including a zero-cost collar agreement in the principal amount of US$120.6 million).

In August 2006, OJSC VimpelCom entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer OJSC VimpelCom’s floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2007, OJSC VimpelCom had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$90.3 million. In March 2008, these swap agreements were terminated due to changes in Kartel-EBRD loan agreement.

In March and October 2008, OJSC VimpelCom entered into a series of zero-cost collar agreements to acquire US$1,495.4 million in Russian roubles to hedge its U.S. dollar denominated liabilities due in 2008 and the first, second and third quarters of 2009.

In March 2009, OJSC VimpelCom entered into a series of forward agreements to acquire US$166.7 million in Russian roubles to hedge its short-term U.S. dollar denominated liabilities due in the fourth quarter of 2009.

The net foreign exchange gains of US$120.1 million and US$39.3 million, for the years ended December 31, 2008 and 2007, respectively, net other losses of US$5.5 million and US$2.2 million for the years ended December 31, 2008 and 2007, respectively, were included in the accompanying consolidated statements of income and related to the change in fair value of derivatives.

Consolidated Income tax expense. OJSC VimpelCom’s income tax expense decreased 48.8% to US$303.9 million during 2008 from US$593.9 million during 2007. The decrease in income taxes was primarily due to lower income before taxes in 2008 and the benefit of the change in the Russian and Kazakh income tax rates as it relates to deferred income taxes. OJSC VimpelCom’s effective income tax rate of 34.1% during 2008 was higher than its effective income tax rate of 28.0% in 2007 primarily due to tax non-deductible impairment loss and loss from associates.

Net income attributable to OJSC VimpelCom and net income attributable to OJSC VimpelCom per share. In 2008, OJSC VimpelCom’s net income attributable to OJSC VimpelCom was US$524.3 million, or US$10.32 per common share (US$0.52 per ADS), compared to US$1,462.7 million or US$28.78 per common share (US$1.44 per ADS) during 2007. In 2008, OJSC VimpelCom reported diluted net income attributable to OJSC VimpelCom of US$10.32 per common share (US$0.52 per ADS), compared to diluted net income attributable to OJSC VimpelCom of US$28.78 per common share (US$1.44 per ADS) during 2007.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows OJSC VimpelCom’s cash flows for years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	(US$ in millions)
Consolidated Cash Flow
Net cash provided by operating activities	3,037.7	3,421.9	3,512.8
Net cash (used in)/provided by financing activities	(193.7)	3,750.9	(1,545.4)
Net cash used in investing activities	(2,234.6)	(7,177.2)	(1,433.5)
Effect of exchange rate changes on cash and cash equivalents	49.8	(84.6)	(1.7)
Net increase/(decrease) in cash and cash equivalents	659.2	(89.0)	532.3

During the years ended December 31, 2007, 2008 and 2009, OJSC VimpelCom generated positive cash flow from its operating activities and negative cash flow from investing activities. Cash flow from financing activities was negative during 2007, positive during 2008 and negative during 2009. The negative cash flow from financing activities during the year ended December 31, 2009 was mostly due to repayments of OJSC VimpelCom’s existing debt facilities, which exceeded new borrowings, and payment of cash dividends of US$315.6 million (including related withholding tax). The positive cash flow from financing activities during 2008 was primarily the result of the receipt of proceeds from a US$1,500.0 million bridge term loan facility entered into on February 8, 2008 and refinanced by the issuance of US$2,000.0 million limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008, a US$2,000.0 million syndicated term loan facility entered into on February 8, 2008 and a US$750.0 million loan facility signed with Sberbank on February 14, 2008. The negative cash flow from financing activities during 2007 was primarily the result of repayments of OJSC VimpelCom’s existing debt facilities and its payment of cash dividends of US$331.9 million (including related withholding tax).

As of December 31, 2009, OJSC VimpelCom had negative working capital of US$447.7 million, compared to negative working capital of US$1,407.8 million as of December 31, 2008. Working capital is defined as current assets less current liabilities. The decrease in OJSC VimpelCom’s working capital deficit as of December 31, 2009, was mainly due to the increase in its cash and cash equivalents balance to US$1,446.9 million as of December 31, 2009 from US$914.7 million as of December 31, 2008, and a decrease in accounts payable to US$545.7 million as of December 31, 2009 from US$896.1 million as of December 31, 2008.

OJSC VimpelCom’s working capital is monitored on a regular basis by management. OJSC VimpelCom’s management expects to repay its debt as it becomes due from its operating cash flows or through additional borrowings. Short term borrowing payments are split during the year, and the majority of OJSC VimpelCom’s short term borrowings become due in the first and the third quarters of 2010. OJSC VimpelCom’s management expects to make these payments as they become due. OJSC VimpelCom’s management believes that its working capital is sufficient to meet its present requirements.

Operating Activities

During 2009, net cash provided by operating activities was US$3,512.8 million, a 2.7% increase over the US$3,421.9 million of net cash provided by operating activities during 2008, which, in turn was a 12.6% increase over the US$3,037.7 million of net cash provided by operating activities during 2007. The improvement in net cash provided by operating activities during 2009 as compared to 2008 was primarily the result of an increase in net income to US$1,117.3 million in 2009 from US$587.3 million in 2008 and working capital management.

Financing Activities

During 2009, OJSC VimpelCom repaid approximately US$2,432.9 million of indebtedness.

The following table provides a summary of OJSC VimpelCom’s outstanding indebtedness with an outstanding principal balance exceeding US$10.0 million as of December 31, 2009. Many of the agreements relating to this indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject OJSC VimpelCom’s subsidiaries to restrictions on their ability to pay dividends or repay debts to OJSC VimpelCom. For additional information on this indebtedness, please refer to the notes to the OJSC VimpelCom Financial Statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Syndicated loan from ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited	3 months LIBOR plus 2.5%(1)	US$1,170.0	February 8, 2011	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	July 19, 2018	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$800.6	April 30, 2013	None	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Loan from Syndicate of Banks Syndicated loan from the Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank PLC, Sumitomo Mitsui Banking Corporation Europe Limited, WestLB AG, London Branch, EDC, Nordea Bank AB, ZAO Citibank	3 months EURIBOR plus 3.3%(1)	US$632.4 (€ 440.8)	October 15, 2011	None	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 22, 2016	None	None

OJSC VimpelCom	Loan from Sberbank	13.0%	US$591.4 (RUB 17,886.4)	February 13, 2013	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	15.2%	US$330.6 (RUB 10,000.0)	July 12, 2011	OJSC VimpelCom	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	9.05%	US$330.6 (RUB 10,000.0)	July 19, 2013	OJSC VimpelCom	None

OJSC VimpelCom	Loan from Sberbank	15.0%	US$330.6 (RUB 10,000.0)	April 30, 2013	None	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$278.5	February 11, 2010	None	None

OJSC VimpelCom	Loan from Sberbank	16.25%	US$264.5 (RUB 8,000.0)	December 27, 2011	None	None

OJSC VimpelCom	Loan from Sberbank	11.0%	US$250.0	December 27, 2012	None	Telecomm- unications equipment

Sovintel	Syndicated loan from Citibank N.A., Bahrain ING BANK (EURASIA) ZAO Banca Intesa Bayerische Landesbank Commerzbank (Eurasija) SAO Export Development Canada HSBC Bank Plc HVB Banque Luxembourg Société Anonyme Bank Austria Creditanstalt AG KfW, Frankfurt Skandinaviska Enskilda Banken AB Bank WestLB Vostok (ZAO) BNP Paribas IKB Deutsche Industriebank AG Closed Joint Stock Company International Moscow Bank VTB Bank (Deutschland) AG	3 months LIBOR plus 2.0%	US$190.4	January 25, 2012	OJSC VimpelCom	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$184.8	October 22, 2011	None	None

OJSC VimpelCom	Loans from Bayerische Hypo und Vereinsbank AG	AB SEK Rate plus 0.75%	US$90.3	June 15, 2016	EKN	None

OJSC VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 0.08%	US$46.7	March 28, 2014	EKN	None

OJSC VimpelCom	Loan arranged by Citibank, N.A.	LIBOR plus 0.1%	US$44.7	November 7, 2012	Euler Hermes Kreditversicherungs (Hermes)	None

OJSC VimpelCom	Loan from SvenskaHandelsbanken	LIBOR plus 0.325%	US$42.7	November 30, 2012	Swedish Export Credits Guarantee Board (EKN)	None

Investelectrosvyaz	Cisco Capital	16.0%	US$42.6 (RUB 1,410.0)	July 2012	OJSC VimpelCom	Telecom equipment

KaR-Tel	Loan from Bayerische Landesbank	LIBOR plus 0.38%	US$28.4	December 27, 2012	Hermes Export Credit Agency	None

URS	Loan arranged by Standard Bank Plc, SMBCE and VTB Bank Europe plc	LIBOR plus 1.15%	US$20.0	March 26, 2010	OJSC VimpelCom	None

Sotelco	Loan from China Construction Bank	LIBOR plus 2.1%	US$19.4	June 2016	Sinosure	None

OJSC VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$14.9	May 20, 2011	EKN	None

Unitel	Equipment financing agreement with Huawei	8.0%	US$14.6	Various dates through 2010	None	Network equipment

Other loans, equipment financing and capital lease obligations	—	—	US$34.3	—	—	—

(1)	Interest rate was increased by 1.00% p.a. for 12 month period starting from effective date of the Amendment Agreements (May 6, 2009 and May 5, 2009, respectively).

2010

On January 12, 2010, LLC VimpelCom-Invest, OJSC VimpelCom’s consolidated Russian subsidiary, determined the interest rate for the fourth and subsequent payment periods on its Russian rouble-denominated bonds at 9.25%. The bonds were issued on July 25, 2008 in an aggregate principal amount of RUB 10.0 billion (US$427.7 million at the exchange rate as of July 25, 2008). Bondholders had the right to put their bonds to VimpelCom-Invest through January 22, 2010, in accordance with the original terms of the bonds. On January 26, 2010, VimpelCom-Invest repurchased an aggregate principal amount of RUB 6.1 billion (or approximately US$201.3 million at the exchange rate as of January 26, 2010) from bondholders who exercised their right to sell the bonds. All of the repurchased bonds were re-sold in the market by VimpelCom-Invest as of February 24, 2010.

OJSC VimpelCom may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, OJSC VimpelCom’s liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Investing Activities

OJSC VimpelCom’s investing activities included payments related to the purchase of equipment, telephone line capacity, buildings and other assets as a part of the ongoing development of its mobile networks and fixed-line business. In 2009, OJSC VimpelCom’s total payments for purchases of property and equipment, intangible assets, software and other non-current assets were approximately US$932.4 million, compared to US$2,444.6 million during 2008 and US$1,690.7 million during 2007. In 2009, OJSC VimpelCom did not have any payments in respect of acquisitions, compared to US$4,134.6 million during 2008 and US$301.3 million during 2007.

Acquisitions and dispositions

OJSC VimpelCom’s significant acquisitions and dispositions from 2007, 2008 and 2009 are summarized below.

In April 2007, OJSC VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, for a sale price of US$20.0 million. Freevale owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted OJSC VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, OJSC VimpelCom granted the purchaser an option to sell to OJSC VimpelCom the entire remaining interest held by the purchaser.

On April 18, 2007, OJSC VimpelCom acquired the remaining 10.0% of ArmenTel that the Government of Armenia had owned. The purchase price of the additional 10.0% was US$55.9 million, which constitutes approximately 1/9th of the final price paid by OJSC VimpelCom for the 90.0% of the shares of ArmenTel when it acquired ArmenTel in November 2006. In addition, in the third quarter of 2007, OJSC VimpelCom paid a purchase price adjustment of approximately US$0.7 million, representing 10.0% of the undistributed net profit of ArmenTel for the period from December 1, 2006 to March 31, 2007.

On August 13, 2007, OJSC VimpelCom acquired Closed Joint Stock Company “Corporation Severnaya Korona,” which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. OJSC VimpelCom acquired 100.0% of the shares of Severnaya Korona for approximately US$235.5 million. At the time of its acquisition, Severnaya Korona had approximately 571,000 subscribers.

On December 21, 2007, two of OJSC VimpelCom’s subsidiaries and Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in major population centers throughout Russia and other countries in the CIS, signed a definitive merger agreement pursuant to which an indirect wholly-owned subsidiary of OJSC VimpelCom commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008, with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, OJSC VimpelCom’s indirect wholly owned subsidiary was merged with and into Golden Telecom, and Golden Telecom became OJSC VimpelCom’s indirect wholly owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,316.2 million. In connection with the merger, the outstanding and unvested employee stock options and stock appreciation rights relating to Golden Telecom’s common stock were converted into the right to receive US$105.0 in cash, less the exercise price relating to such options, and US$53.8 in cash less the exercise price relating to such rights, respectively. The right to receive such payments continues to vest in accordance with the original vesting schedules for such options and rights respectively.

On June 11, 2008, OJSC VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (“Corbina Telecom”), a 51.0% subsidiary of Golden Telecom, by acquiring the remaining 49.0% from Inure Enterprises Ltd. for US$404.0 million and US$4.2 million of costs related to acquisition. As a result of this transaction, OJSC VimpelCom and its subsidiary together now own 100.0% of the shares of Corbina Telecom. The step acquisition was recorded under the purchase method of accounting. OJSC VimpelCom’s financial results reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, OJSC VimpelCom has assigned US$68.1 million to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17.3 million and adjusted minority interest by US$40.4 million. The total fair value of identifiable net assets acquired amounted to US$95.3 million. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312.9 million and was assigned to Russia fixed reporting unit.

On July 8, 2008, OJSC VimpelCom and its wholly owned direct subsidiary, Ararima Enterprises Limited (Cyprus), signed a Joint Venture and Shareholders Agreement to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company. The other participants in GTEL-Mobile are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise, and GTEL TSC, a subsidiary of GTEL. Subject to the conditions contained in the joint venture agreement and in accordance with the Vietnamese investment laws, Ararima received a 40.0% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266.6 million that has been paid in full. GTEL and GTEL TSC have equity interests in GTEL-Mobile of 51.0% and 9.0%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the joint venture agreement, including the registration of the GTEL-Mobile’s GSM license and related frequencies.

On July 16, 2008, OJSC VimpelCom through Ararima acquired an indirect 90.0% voting and economic interest in the Cambodian company Sotelco Ltd., which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90.0% of Sotelco’s parent company, Atlas Trade Limited (BVI) for US$28.0 million from Altimo, a related party of OJSC VimpelCom. The remaining 10.0% of Atlas is owned by a local partner, a Cambodian entrepreneur. OJSC VimpelCom has also acquired a call option to purchase the 10.0% interest of the local partner. The acquisition of Sotelco Ltd. was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, OJSC VimpelCom allocated approximately $41.6 million to license, $8.3 million to deferred tax liability and $5.1 million to noncontrolling interest.

On October 23, 2008, OJSC VimpelCom through its subsidiary Ararima acquired 49.9% of the outstanding shares of Morefront Holdings Ltd. from Rambert Management Ltd. for approximately US$226.0 million. Morefront owns 100.0% of the Euroset Group. As part of the transaction, OJSC VimpelCom has agreed on put and call options exercisable after three years with respect to a further 25.0% less one share of Morefront owned by Rambert and call options exercisable in the event of a change of control over Rambert or a deadlock, in each case with respect to all remaining shares of Morefront owned by Rambert.

Other acquisitions and dispositions

On July 1, 2008, OJSC VimpelCom exercised its option to acquire an additional 25.0% less one share of Limnotex for US$561.8 million. Limnotex is the parent company of KaR-Tel, OJSC VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, OJSC VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50.0% plus one share to 75.0%. The acquisition was recorded as step acquisition under the purchase method of accounting. OJSC VimpelCom’s financial results reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, OJSC VimpelCom has assigned US$147.7 million to intangible assets which will be amortized over a weighted average period of approximately seven years, recording of a deferred tax liability in the amount of US$42.8 million and adjusted noncontrolling interest by US$153.9 million. The fair value of acquired identifiable net assets amounted to US$99.9 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309.4 million. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, in June 2008, OJSC VimpelCom amended its existing contractual arrangements with Crowell to include new put and call option arrangements with respect to the remaining 25.0% share in Limnotex held by Crowell. The put option was initially exercisable by Crowell between January 1, 2010 and December 31, 2010, at a price of US$550.0 million in the aggregate. The call option was initially exercisable by OJSC VimpelCom any time between the date of delivery of KaR-Tel’s 2008 audited financial statements and December 31, 2011, at a price determined by a fair value-based pricing mechanism. OJSC VimpelCom was required to exercise the call option in full by December 31, 2011. On May 29, 2009, the terms of the contractual redemption arrangements that had been agreed in June 2008 were further amended such that the put option is now exercisable between January 1, 2013 and December 31, 2013. The call option is now exercisable any time between the date of delivery of KaR-Tel’s 2011 financial statements and three years after that date, and OJSC VimpelCom is required to exercise the call option in full on a date which is after the delivery of KaR-Tel’s 2014 financial statements.

During the year 2008, OJSC VimpelCom completed several small acquisitions of fixed-line telecommunication operators in different regions of Russia with total consideration of US$32.2 million. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21.9 million and adjusted minority interest by US$11.7 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10.3 million. This amount was recorded as goodwill and was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

On September 16, 2009, OJSC VimpelCom signed an agreement for the acquisition of a 78.0% stake in Millicom Lao Co., Ltd., a mobile telecommunications operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22.0% of Millicom Lao Co. is owned by the government of the Lao PDR, as represented by the ministry of finance. The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co. of US$102.0 million. Completion of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals.

On December 30, 2009, LLC Golden Telecom (Ukraine) acquired 20.0% of the outstanding interests in its charter capital for total consideration of US$18.2 million. Payment of US$2.3 million of the total purchase price is subject to receipt of permission/license of the NBU.

Other investing activities

On February 13, 2008, OJSC VimpelCom advanced to Crowell a loan in the principal amount of US$ 350.0 million at the interest rate of 10.0% under a loan agreement as of February 11, 2008 (the “Crowell Loan Agreement”). The loan was secured by 25.0% of the shares of Limnotex, the parent company of KaR-Tel. The loan agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited, which is the parent company of LLC Sky Mobile, a mobile operator in Kyrgyzstan. Crowell granted OJSC VimpelCom two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and related accrued interest of US$26.7 million in other current assets. On May 29, 2009, OJSC VimpelCom agreed to amend the terms of the Crowell Loan Agreement to extend the maturity until February 11, 2014. In addition, the security interest granted by Crowell to OJSC VimpelCom over 25.0% of the shares of Limnotex was replaced by a security interest over 100.0% of the shares of Menacrest.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, OJSC VimpelCom’s further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

OJSC VimpelCom’s capital expenditures during 2009 were approximately US$814.1 million for the purchase of property and other long-lived assets compared to approximately US$2,570.8 million during 2008 and US$1,772.8 million during 2007. This decrease was mainly due to adverse economic conditions and historical traffic trends in response to which OJSC VimpelCom’s management took a conservative approach to capital investments and to internal targets for return on capital investments. The decline in 2009 capital expenditures in U.S. dollar reporting currency terms is also linked to the devaluation of the functional currencies of OJSC VimpelCom and most of its subsidiaries because it made some capital expenditures in functional currencies. OJSC VimpelCom’s capital expenditures do not include investments made through acquisition of interests in companies.

OJSC VimpelCom expects that its capital expenditures in 2010 will mainly consist of network roll-out for both 2G and 3G and maintenance expenditures. OJSC VimpelCom’s management expects its total capital expenditures in 2010 to be approximately 15.0-20.0% of its 2010 consolidated net operating revenues. In each of 2007, 2008 and 2009, OJSC VimpelCom’s capital expenditures were 24.7%, 25.4% and 9.4% of its consolidated net operating revenues, respectively. The actual amount of OJSC VimpelCom’s capital expenditures for 2010 will depend on market development and its performance.

OJSC VimpelCom’s management anticipates that the funds necessary to meet its current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash it currently holds;

•	operating cash flows;

•	export credit agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to it;

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

OJSC VimpelCom’s management believes that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet its projected capital requirements for the next twelve months. As of March 1, 2010, OJSC VimpelCom had US$58.5 million available to it under existing credit lines.

OJSC VimpelCom’s management expects positive cash flows from operations will continue to provide it with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of OJSC VimpelCom’s operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. The actual amount of debt financing that OJSC VimpelCom will need to raise will be influenced by the actual pace of traffic growth over the period, network construction, OJSC VimpelCom’s acquisition plans and its ability to continue revenue growth and stabilize ARPU.

Contractual Obligations

As of December 31, 2009, OJSC VimpelCom had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancelable lease arrangements and purchase obligations. OJSC VimpelCom expects to meet its payment requirements under these obligations with cash flows from its operations and other financing arrangements. For information relating to OJSC VimpelCom’s outstanding indebtedness subsequent to December 31, 2009, see “– Financing Activities – 2010.”

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:(1)
Long-term debt(2)	7,086.0	1,729.3	2,586.5	1,170.2	1,600.0
Equipment financing(3)	262.7	79.9	108.0	51.7	23.1
Capital lease obligations(3)	4.3	4.0	0.3	—	—
Non-cancelable lease obligations	71.6	14.0	21.6	12.3	23.8
Purchase obligations(4)	120.6	98.3	20.8	0.3	1.2
Other long-term liabilities	—	—	—	—	—

Total	7,545.2	1,925.5	2,737.1	1,234.4	1,648.1

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)

Long-term debt includes only principal amounts. For further information on interest rates on OJSC VimpelCom’s long-term debt, see “– Financing Activities” above. Loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively) are included under long-term debt.

(3)	Amounts include principal and accrued interest.
(4)

Purchase obligations primarily include OJSC VimpelCom’s material contractual legal obligations for the future purchase of equipment and services. On August 13, 2008, OJSC VimpelCom entered into an agreement with Apple Sales International to purchase 1.5 million iPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2008 and 2009, OJSC VimpelCom made 12.0% and 0.5% of its total purchase installment contemplated by the agreement, respectively. In January and February 2010, OJSC VimpelCom made 1.6% of its total purchase installment contemplated by the agreement. The amounts do not include OJSC VimpelCom’s obligation, if any, to purchase iPhones under its agreement with Apple as OJSC VimpelCom is unable to estimate the amount of such obligation.

Basis of Presentation of Financial Results

OJSC VimpelCom maintains its records and prepares its statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. OJSC VimpelCom’s subsidiaries outside of Russia record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with U.S. GAAP. OJSC VimpelCom’s audited consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from OJSC VimpelCom’s financial statements issued for statutory purposes. The principal differences relate to:

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	stock based compensations;

•	business combinations; and

•	consolidation and accounting for subsidiaries.

The OJSC VimpelCom Financial Statements include the accounts of OJSC VimpelCom and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. OJSC VimpelCom has used the equity method of accounting for companies in which OJSC VimpelCom has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

OJSC VimpelCom and its subsidiaries paid taxes computed on income reported for local statutory tax purposes. OJSC VimpelCom based this computation on local statutory tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under local legislation. As a consequence, OJSC VimpelCom’s effective tax charge was different under local tax rules and under U.S. GAAP.

Certain Factors Affecting OJSC VimpelCom’s Financial Position and Results of Operations

OJSC VimpelCom’s financial position and results of operations for 2009 as reflected in the OJSC VimpelCom Financial Statements have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, OJSC VimpelCom introduced a number of Russian rouble-denominated tariff plans, which could expose OJSC VimpelCom to additional inflationary risk. Inflation affects the purchasing power of OJSC VimpelCom’s mass market subscribers. For 2009, 2008 and 2007, Russia’s inflation rates were 8.8%, 13.3% and 11.9%, respectively. For 2009, 2008 and 2007, inflation rates in Ukraine were 12.3%, 22.3% and 16.6%, respectively, in Kazakhstan 6.2%, 9.5% and 18.8%, respectively, in Uzbekistan 7.4%, 7.8% and 6.8%, respectively, in Armenia 3.4%, 5.5% and 6.6%, respectively, in Tajikistan 5.0%, 11.8% and 19.7%, respectively, in Georgia were 3.0%, 5.5% and 11.0%, respectively, and in Cambodia 5.3%, 19.7% and 4.7%, respectively.

Foreign Currency Translation

The OJSC VimpelCom Financial Statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with SFAS No. 52 using the current rate method of currency translation with the U.S. dollar as the reporting currency.

Russia. The national currency of Russia is the Russian rouble. OJSC VimpelCom has determined that the functional currency for Russia is the Russian rouble. As of December 31, 2007, 2008 and 2009, the official CBR Russian rouble-U.S. dollar exchange rates were 24.5462, 29.3804 and 30.2442 Russian roubles per U.S. dollar, respectively. During 2009, the average Russian rouble-U.S. dollar exchange rate was 27.7% lower than the average Russian rouble-U.S. dollar exchange rate during 2008. During 2008, the average Russian rouble-U.S. dollar exchange rate was 2.9% higher than the average Russian rouble-U.S. dollar exchange rate during 2007.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. OJSC VimpelCom has determined that the functional currency of its subsidiary in Kazkakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2007, 2008 and 2009, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 120.55, 120.77 and 148.36 Kazakh tenge per U.S. dollar, respectively. During 2009, the average Kazakh tenge-U.S. dollar exchange rate was 22.6% lower than the average Kazakh tenge-U.S. dollar exchange rate during 2008. During 2008, the average Kazakh tenge-U.S. dollar exchange rate was 1.8% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2007.

Ukraine. The national currency of Ukraine is the Ukrainian hryvnia. OJSC VimpelCom has determined that the functional currency of its subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2007, 2008 and 2009, the official NBU hryvnia-U.S. dollar exchange rates were 5.05, 7.70 and 7.98 Ukrainian hryvnia per U.S. dollar, respectively. During 2009, the average Ukrainian hryvnia-U.S. dollar exchange rate was 47.9% lower than the average hryvnia-U.S. dollar exchange rate during 2008. During 2008, the average Ukrainian hryvnia-U.S. dollar exchange rate was 4.3% lower than the average Ukrainian hryvnia-U.S. dollar exchange rate during 2007.

Tajikistan. The national currency of Tajikistan is the Tajik somoni. OJSC VimpelCom has determined that the functional currency of its subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan.

Uzbekistan. The national currency of Uzbekistan is the Uzbek sum. OJSC VimpelCom has determined that the functional currency of its subsidiary in Uzbekistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan.

Armenia. The national currency of Armenia is the Armenian dram. OJSC VimpelCom has determined that the functional currency of its subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2007, 2008 and 2009, the official Central Bank of Armenia Armenian dram-U.S. dollar exchange rates were 304.57, 306.73 and 377.89 Armenian drams per U.S. dollar, respectively. During 2009, the average Armenian dram-U.S. dollar exchange rate was 18.7% lower than the average Armenian dram-U.S. dollar exchange rate during 2008. During 2008, the average Armenian dram-U.S. dollar exchange rate was 10.6% higher than the average Armenian dram-U.S. dollar exchange rate during 2007.

Georgia. The national currency of Georgia is the Georgian lari. OJSC VimpelCom has determined that the functional currency of its subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2007, 2008 and 2009, the official Georgian lari-U.S. dollar exchange rates were 1.5916, 1.6670 and 1.6858 lari per U.S. dollar, respectively. During 2009, the average Georgian lari-U.S. dollar exchange rate was 12.1% lower than the average Georgian lari-U.S. dollar exchange rate during 2008. During 2008, the average Georgian lari-U.S. dollar exchange rate was 10.8% higher than the average Georgian lari-U.S. dollar exchange rate during 2007.

Conversion of foreign currencies that are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with the OJSC VimpelCom Financial Statements.

Revenue Recognition

OJSC VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services. Interconnect revenues include revenues from mobile and fixed-line operators that were earned from the services rendered for traffic termination from other operators. Roaming revenues include both revenues from OJSC VimpelCom’s customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on OJSC VimpelCom’s network. Value added services include SMS, MMS, caller number identification, voice mail, call waiting, data transmission, mobile Internet, music downloads and other services. The cost of content revenue relating to value added services is presented net of related costs when OJSC VimpelCom acts as an agent of the content providers. Generally, these features generate additional revenues through monthly subscription fees or increased mobile usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. OJSC VimpelCom also uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenue from Internet services is measured primarily by the time spent by subscribers online using Internet services. Revenue from service contracts is accounted for when the services are provided. Payments from customers for equipment are not recognized as revenue until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. OJSC VimpelCom recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of value added tax and sales tax charged to customers.

OJSC VimpelCom’s billing cycles’ cut-off times require it to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. OJSC VimpelCom estimates its unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. OJSC VimpelCom has analyzed the potential differences and OJSC VimpelCom’s management believes that historically such differences have not been material.

In line with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance), OJSC VimpelCom defers telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by OJSC VimpelCom, and such reassessment may impact OJSC VimpelCom’s future operating results.

Long Lived Assets and Impairments

OJSC VimpelCom states its property and equipment at historical cost. OJSC VimpelCom depreciates its telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven to nine years or the lease term, whichever is shorter. Fixed-line telecommunication equipment is depreciated using the straight-line method over its estimated useful life from three to twelve years. OJSC VimpelCom depreciates capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. OJSC VimpelCom depreciates buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straightline method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than OJSC VimpelCom’s estimated useful lives, thereby resulting in different carrying value of OJSC VimpelCom’s property and equipment. Changes in technology, OJSC VimpelCom’s intended use of property and equipment or issues related to OJSC VimpelCom’s ability to operate in an area due to licensing problems may cause the estimated useful lives or the value of these assets to change. OJSC VimpelCom performs periodic internal studies to confirm the appropriateness of the estimated useful economic lives of its property and equipment. These studies could result in a change in the depreciable lives of OJSC VimpelCom’s property and equipment and, therefore, its depreciation expense in future periods.

OJSC VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (ASC 360-10, Property, Plant and Equipment – Overall). SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. OJSC VimpelCom tests long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on OJSC VimpelCom’s behalf. The use of different assumptions in OJSC VimpelCom’s estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Goodwill and Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. OJSC VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. OJSC VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

The actual economic lives of intangible assets may be different than OJSC VimpelCom’s estimated useful lives, thereby resulting in a different carrying value of its intangible assets with finite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” OJSC VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of OJSC VimpelCom’s intangible assets with finite lives and, therefore, OJSC VimpelCom’s amortization expense in future periods. Historically, OJSC VimpelCom has had no material changes in estimated useful lives of its intangible assets.

In accordance with ASC 350-10 (SFAS No. 142), OJSC VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of OJSC VimpelCom’s eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, OJSC VimpelCom determines the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures (SFAS 157 Fair Value Measurement), using an income approach. When available and as appropriate, OJSC VimpelCom uses comparative market multiples to corroborate discounted cash flows results.

Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the discounted cash flow (“DCF”) analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. OJSC VimpelCom derives its discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to its reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

OJSC VimpelCom did not have an impairment loss in 2009, but it recorded an impairment loss of US$442.7 million in 2008. For details regarding OJSC VimpelCom’s impairment loss and write down of long-lived assets in 2008, please see Note 10 to the OJSC VimpelCom Financial Statements.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. OJSC VimpelCom maintains allowances for doubtful accounts for estimated losses from its subscribers’ inability to make payments that they owe to OJSC VimpelCom. In order to estimate the appropriate level of this allowance, OJSC VimpelCom analyzes historical bad debts and changes in its customer payment patterns. If the financial condition of OJSC VimpelCom’s subscribers were to deteriorate and to impair their ability to make payments to OJSC VimpelCom, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of OJSC VimpelCom’s customers improves or deteriorates or if OJSC VimpelCom adjusts its credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

OJSC VimpelCom records valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and the consideration of any available tax planning strategies. Each of these approaches to estimating future taxable income includes substantial judgment and assumptions related to, among other things, OJSC VimpelCom’s expected levels of future taxable profits, the timing pattern of reversing future taxable differences and OJSC VimpelCom’s abilities to actually implement a tax planning strategy. As of December 31, 2009, OJSC VimpelCom’s deferred tax asset was US$91.5 million net of allowance of US$108.9 million.

Business Combinations

OJSC VimpelCom has entered into certain acquisitions in the past and may make additional acquisitions in the future. OJSC VimpelCom’s financial statements are impacted by the manner in which it allocates the purchase price in a business combination, as assets that are considered to be wasting will reduce future operating results, whereas goodwill and certain other intangible assets are of a non-amortizing nature, therefore there is no income statement impact.

As part of OJSC VimpelCom’s purchase price allocation, it is necessary to develop the appropriate purchase price paid, which includes the fair value of securities issued and any contingent consideration. In general, OJSC VimpelCom does not issue securities for its acquisitions. After the purchase price is established, OJSC VimpelCom has to allocate that to the underlying assets acquired and liabilities assumed, therefore assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on OJSC VimpelCom’s part as to what those assets and liabilities are and how they should be valued. The valuation of the individual assets, in particular intangible assets related to assets such as customer intangibles, brands, etc., require OJSC VimpelCom to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.”

Stock-based Compensation

As of January 1, 2006, OJSC VimpelCom adopted SFAS No. 123 (revised 2004) Share Based Payment (primarily codified in ASC 718-10, Compensation – Stock Compensation – Overall), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The assessment of the fair value of a stock-based compensation award requires OJSC VimpelCom to use a significant amount of judgment as it relates to the variables used in the valuation model. Historically, OJSC VimpelCom has used the Black Scholes option pricing model. The Black Scholes model requires OJSC VimpelCom to estimate the expected volatility, life of the options, risk free rate and its expected dividend yield. Modifications to one or more of these inputs could change the fair value of the option, which in turn would change OJSC VimpelCom’s reported stock-based compensation expense and its estimated liability to settle these options.

OJSC VimpelCom also has stock-based compensation in the form of cash settled stock appreciation rights. These instruments, which are recorded as liabilities, are remeasured based on the fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the stock-based compensation.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, primarily codified in ASC 820, Fair Value Measurements and Disclosures. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. OJSC VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis where it is required by other GAAP. ASC 820 is effective for nonfinancial assets and liabilities for fiscal years beginning after November 15, 2008. OJSC VimpelCom adopted ASC 820 for nonfinancial assets and liabilities on January 1, 2009, which did not have a material impact on OJSC VimpelCom’s results of operations or financial position.

On December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, primarily codified in ASC 805, Business Combinations, and ASC 810-10, Consolidation-Overall, respectively. These new standards significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Under ASC 805 acquisition related costs should not be capitalized any longer but expensed as incurred. With few exceptions assets acquired and liabilities assumed should be measured at fair value using market participant assumptions in accordance with ASC 820. Noncontrolling interest should be measured at fair value as of the acquisition date that results in the recognition of the goodwill attributable to the noncontrolling interest in addition to that attributable to the Company. Under ASC 810-10, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. In a business combination achieved in stages (step acquisition), OJSC VimpelCom should remeasure its previously held equity interest in the acquiree at acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. OJSC VimpelCom adopted SFAS No.141(R) (ASC 805) and SFAS No.160 (ASC 810-10) on January 1, 2009 prospectively, except for classification of non-controlling interest and disclosure that shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, primarily codified in ASC 815-10, Derivatives and Hedging-Overall. SFAS No. 161 (ASC 815-10) is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 (ASC 815-10) is effective for fiscal years beginning after November 15, 2008. The adoption of this statement resulted in OJSC VimpelCom expanding its disclosures relative to its derivative instruments and hedging activity (Note 6).

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, primarily codified in 825-10-65-1, Financial Instruments-Overall-Transition and Open Effective Date Information. These staff positions requires enhanced disclosures on financial instruments, and are effective for interim and annual reporting periods ending after June 15, 2009. This increased OJSC VimpelCom’s quarterly disclosures but did not have an impact on OJSC VimpelCom’s financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, primarily codified in ASC 855, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009 and is applied prospectively. In February 2010, the FASB issued ASU 2010-09, Subsequent events, an amendment of ASC 855, Subsequent events. ASU 2010-09 amends and supersedes the disclosure requirements of SFAS No. 165 and is effective immediately for all financial statements that have not yet been issued. ASU 2010-09 requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued. SEC registrants are not required to disclose the date through which the management evaluates subsequent events either in originally issued financial statements or reissued financial statements. The adoption of SFAS No. 165 and ASU 2010-09 did not have an impact on OJSC VimpelCom’s disclosure relative to the subsequent events (Note 25).

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), primarily codified in ASC 810-10, Consolidation-Overall. SFAS 167 amends FIN 46(R), to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and OJSC VimpelCom is currently evaluating its impact on its financial position and results of operations.

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. OJSC VimpelCom is currently evaluating its impact on its financial position and results of operations.

In January 2010, FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on OJSC VimpelCom’s financial position, results of operations and disclosures relative to noncontrolling interests.

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157 “Fair Value Measurements”). ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement may expand OJSC VimpelCom’s disclosures relative to fair value measurements.

Off-balance Sheet Arrangements

OJSC VimpelCom did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures About Market Risk

OJSC VimpelCom is exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on its obligations. In accordance with OJSC VimpelCom’s policies, it does not enter into any treasury management transactions of a speculative nature.

Historically, OJSC VimpelCom’s tariff plans for mobile services in Russia, its biggest market, have been linked to the U.S. dollar. However, in 2006, OJSC VimpelCom introduced a number of Russian rouble-

denominated tariff plans and fixed its Russian rouble/U.S. dollar exchange rate at 28.7 for all U.S. dollar linked tariff plans. In 2006, OJSC VimpelCom also changed the functional currency of its Russian operations from the U.S. dollar to the Russian rouble and in the third and fourth quarters of 2006, amended the terms of most of its supplier agreements for payment to be made in Russian roubles instead of U.S. dollars. Nonetheless, a significant amount of OJSC VimpelCom’s costs, expenditures and liabilities continue to be denominated in U.S. dollars. OJSC VimpelCom is required to collect revenues from its subscribers and from other Russian telecommunications operators for interconnect charges in Russian roubles. OJSC VimpelCom holds part of its readily available cash in U.S. dollars and Euros in order to manage against the risk of rouble devaluation. In 2008 and 2009, OJSC VimpelCom entered into forward, swap and option agreements (to buy U.S. dollars for Russian roubles) with BNP Paribas, Citibank, Deutsche Bank, VTB and certain other banks to economically hedge its obligations. In accordance with OJSC VimpelCom’s treasury policy, it economically hedged a significant portion of its financial obligations due in 2010. Nonetheless, if the U.S. dollar or Euro value of the Russian rouble were to dramatically decline, OJSC VimpelCom could have difficulty repaying or refinancing its foreign currency denominated indebtedness. An increase in the Russian rouble value of the U.S. dollar or Euro could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian rouble value of OJSC VimpelCom’s U.S. dollar or Euro denominated liabilities. Accordingly, fluctuations in the value of the Russian rouble against the U.S. dollar or the Euro could adversely affect OJSC VimpelCom’s financial condition and results of operations.

In order to minimize OJSC VimpelCom’s foreign exchange exposure to fluctuations in the Russian rouble exchange rate, OJSC VimpelCom is migrating some of its U.S. dollar based costs to Russian rouble based costs to balance assets and liabilities and revenues and expenses denominated in Russian roubles. However, this migration might increase OJSC VimpelCom’s cost exposure to Russian rouble inflationary pressure. Some of OJSC VimpelCom’s equipment financing obligations are denominated in Euros, which exposes it to risks associated with the changes in Euro exchange rates. OJSC VimpelCom’s treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

The following table summarizes information, as of December 31, 2009, about the maturity of OJSC VimpelCom’s financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

Aggregate nominal amount of total debt denominated in foreign currency outstanding at year-end (in millions of U.S. dollars or euros, as indicated):

	2009	2010	2011	2012	2013	2014	Thereafter	Fair Value as of December 31, 2009
Total debt:
Fixed Rate (US$)	3,132.1	2,835.4	2,650.6	2,400.6	1,600.0	1,600.0	1,600.0	3,328.6
Average interest rate	8.8%	8.8%	8.9%	8.7%	8.8%	8.8%	8.8%	—
Variable Rate (€)	648.3	322.7	—	—	—	—	—	652.7
Average interest rate	3.9%	3.9%	—	—	—	—	—	—
Variable Rate (US$)	1,634.3	672.7	134.8	59.7	41.4	23.1	4.8	1,607.0
Average interest rate	2.5%	2.5%	2.3%	3.0%	3.0%	3.0%	2.9%	—

	5,414.7	3,830.8	2,785.4	2,460.3	1,641.4	1,623.1	1,604.8	5,588.3

OJSC VimpelCom USD/RUB zero-cost collars Derivative Instruments

As of December 31, 2009, the total notional amount of OJSC VimpelCom’s derivative instruments, consisting of a Sovintel interest rate swap instrument, amounted to US$156.0 million. This derivative is considered to be an economic hedge, but for financial accounting purposes it has not been accounted for as a hedge.

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2009
			(US$ in millions)
Interest Rate Swaps		156	(5.1)
Swap agreement to transfer floating U.S. dollars interest rate (LIBOR 3M) to a fixed interest rate of 4.355% in the event the LIBOR 3M floating rate is equal to no greater than 5.4%	Interest Rate Risk	156	(5.1)

OJSC VimpelCom’s cash and cash equivalents are not subject to any material interest rate risk.

Related Party Transactions

Agreements with Alfa Group and Telenor

Registration Rights

Eco Telecom, Telenor East Invest and OJSC VimpelCom entered into a registration rights agreement on May 30, 2001, which provides Eco Telecom and Telenor East Invest with demand and piggyback registration rights with respect to the OJSC VimpelCom ADSs and OJSC VimpelCom common shares but not with respect to any warrants or other securities convertible into or exchangeable for OJSC VimpelCom common shares. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25.0% plus one share of OJSC VimpelCom’s voting capital stock.

Pursuant to the demand registration right, if OJSC VimpelCom receives a written request from Eco Telecom or Telenor East Invest to effect a registration of OJSC VimpelCom ADSs or OJSC VimpelCom common shares under the Securities Act, the anticipated aggregate offering price of which exceeds US$20.0 million, OJSC VimpelCom will, subject to exceptions, as soon as practicable after receipt of the demand, use its best efforts to effect a registration covering these securities. The registration rights agreement also provides that OJSC VimpelCom will not, without the prior written consent of Eco Telecom and Telenor East Invest, include any of its securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if OJSC VimpelCom registers any of its securities in connection with an underwritten offering and sale for cash, either for its own account or the account of another one of its shareholders exercising its demand registration right, then OJSC VimpelCom will, subject to limited exceptions, include any OJSC VimpelCom ADSs and OJSC VimpelCom common shares that Eco Telecom or Telenor East Invest requests to be included in that registration. Any single request made by Eco Telecom or Telenor East Invest pursuant to its piggyback registration right may not exceed an aggregate of 50.0% of the OJSC VimpelCom ADSs or OJSC VimpelCom common shares that it owns at the time of such request, unless it holds less than 7.5% of the issued and outstanding OJSC VimpelCom common shares at such time. The piggyback registration right, however, is conditioned on Eco Telecom or Telenor East Invest and their respective affiliates owning or controlling at least 5.0% of the outstanding OJSC VimpelCom common shares.

In addition, the rights and obligations of each of Eco Telecom and Telenor East Invest under the registration rights agreement, other than indemnification rights and obligations, will terminate on the date that such shareholder and its affiliates owns less than 5.0% of issued and outstanding OJSC VimpelCom common shares.

Restrictions on Share Transfers; Non-competition Agreement

In connection with agreements signed on May 30, 2001, Eco Telecom and Telenor East Invest agreed to transfer restrictions regarding OJSC VimpelCom shares. Those restrictions include a prohibition on transfers to OJSC VimpelCom’s direct competitors.

In addition, subject to a few specific exceptions, Telenor East Invest and Eco Telecom have agreed not to, and have agreed not to permit any of their respective affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than OJSC VimpelCom and its controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor East Invest and Eco Telecom and their respective affiliates so long as they collectively own at least 25.0% plus one share of OJSC VimpelCom’s voting capital stock.

Agreements with Telenor

In October 2003, OJSC VimpelCom entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide OJSC VimpelCom with services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. That agreement expired in September 2005 and was replaced, with effect from September 2005, by two new agreements, a general agreement for the provision of personnel services and a general services agreement, both of which were approved by OJSC VimpelCom’s board of directors on February 3, 2006. Under the general agreement for the provision of personnel services, Telenor assigned certain of its personnel to OJSC VimpelCom or its affiliates at OJSC VimpelCom’s request. The fees payable were stated in offers issued by Telenor in response to OJSC VimpelCom’s requests for personnel. The fees varied depending on the number, experience and specialization of the personnel provided under the agreement. In 2007, OJSC VimpelCom made no payments to Telenor under this agreement. The general agreement for the provision of personnel services expired on December 1, 2007, and was not renewed.

Under the general services agreement, Telenor renders to OJSC VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and OJSC VimpelCom. OJSC VimpelCom pays Telenor an annual fee of US$0.5 million for the services. In addition, in the event that Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days), OJSC VimpelCom must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian kroner per person for each day of work performed on the engagement. In 2007, 2008 and 2009, OJSC VimpelCom paid Telenor approximately US$0.5 million, US$0.6 million and US$0.6 million, respectively, under this agreement. This agreement expires on December 1, 2010.

Agreements with Alfa Group

Service Obligation Agreement

In July 2006, OJSC VimpelCom entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide OJSC VimpelCom with services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$0.5 million (paid in Russian roubles at a fixed exchange rate of RUB 31.0 per U.S. dollar). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. In addition, in the event that Alfa Group’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days), OJSC VimpelCom must pay to Alfa Group an additional service fee equal to the U.S. dollar equivalent of RUB 27,000 per person for each day of work performed on the engagement. In 2007, 2008 and 2009, OJSC VimpelCom paid Alfa Group approximately US$1.7 million, US$1.3 million and US$1.8 million, respectively, under this agreement. This agreement expires on December 1, 2010.

Alfa Bank

OJSC VimpelCom maintains some of its bank accounts at Alfa Bank, which is part of Alfa Group. From time to time, OJSC VimpelCom also places time deposits with Alfa Bank. Under the terms of OJSC VimpelCom’s board of directors’ approval, there is a US$200.0 million limit on the amount of OJSC VimpelCom’s deposits and cash balances that may be held at Alfa Bank. As of December 31, 2009, OJSC VimpelCom had balances at Alfa Bank of approximately US$75.0 million in deposit accounts and US$101.5 million in current accounts.

OJSC VimpelCom currently has an agreement with Alfa Bank that allows them to send SMSs to OJSC VimpelCom’s subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within Alfa Group are corporate clients of OJSC VimpelCom.

In addition, OJSC VimpelCom currently has an agreement with Alfa Bank, which will allow OJSC VimpelCom subscribers to recharge online their OJSC VimpelCom accounts using their bank card. This product has not yet been launched and no amounts have been paid to Alfa Bank under this agreement. The agreement expires in March 2011.

Alfa Strakhovaniye

Since February 2007, property and equipment and certain construction risks of OJSC VimpelCom and some of its subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye, an Alfa Group subsidiary. Approximately 60.0% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

In February 2009, OJSC VimpelCom entered into an agreement with AlfaStrakhovanie PLC for provision of travel insurance to OJSC VimpelCom’s employees in the amount of up to RUB 16.0 million. In March 2009, OJSC VimpelCom entered into a collective insurance agreement with Alfa Strakhovaniye-Life for life insurance in the amount of up to approximately RUB 4.1 million (VAT is not imposed) for the period from January 1, 2009 until December 31, 2010.

Agreements with Golden Telecom

At the time of OJSC VimpelCom’s acquisition of 100% of Golden Telecom’s common stock in February 2008, Alfa Group and Telenor reportedly owned approximately 26.6% and 18.3%, respectively, of Golden Telecom’s common stock. The material commercial and strategic agreements between OJSC VimpelCom and Golden Telecom and its subsidiaries from 2007 until completion of OJSC VimpelCom’s acquisition of Golden Telecom are described below.

Acquisition of Golden Telecom

On December 21, 2007, two of OJSC VimpelCom’s subsidiaries and Golden Telecom signed a definitive merger agreement pursuant to which an indirect wholly owned subsidiary of OJSC VimpelCom commenced a tender offer on January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008, with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, OJSC VimpelCom’s indirect wholly owned subsidiary was merged with and into Golden Telecom, and Golden Telecom became OJSC VimpelCom’s indirect wholly owned subsidiary. The total purchase price for 100% of Golden Telecom’s shares was US$4,316.2 million.

Commercial Agreements with Sovintel

OJSC VimpelCom and Sovintel, which is a wholly owned subsidiary of Golden Telecom, entered into commercial agreements in the ordinary course of business, including agreements for the provision of services for interconnect, traffic transit, WiFi roaming, common construction of an inter-city fiber optic link in the regions of Russia, and the right to use certain federal telephone numbers and certain services associated with such use. In 2007, OJSC VimpelCom paid Sovintel approximately US$48.6 million under these agreements. In 2007, Sovintel paid OJSC VimpelCom approximately US$21.4 million under these agreements.

In December 2006, OJSC VimpelCom entered into agreements with Sovintel for access to services for local, intertoll and international telephone communications. The term of these agreements is five years and the total amount to be paid by OJSC VimpelCom to Sovintel during the term of these agreements is approximately US$51.1 million.

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED FINANCIAL STATEMENTS

For the years

ended December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with US generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009 VimpelCom adopted the Financial Accounting Standards Board’s Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation Overall) relating to the presentation and accounting for noncontrolling interest. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, VimpelCom also adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (primarily codified in ACS 740-10, Income Taxes – Overall).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

March 18, 2010

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	Note	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	5	$1,446,949	$914,683
Trade accounts receivable, net of allowance for doubtful accounts		392,365	475,667
Inventory	13	61,919	142,649
Deferred income taxes	18	91,493	82,788
Input value added tax		96,994	182,045
Due from related parties	20	249,631	168,196
Other current assets	14	627,257	440,479

Total current assets		2,966,608	2,406,507

Property and equipment, net	8	5,561,569	6,425,873
Telecommunications licenses, net	9	542,597	764,783
Goodwill	10	3,284,293	3,476,942
Other intangible assets, net	9	700,365	882,830
Software, net	11	448,255	549,166
Investments in associates	12	436,767	493,550
Other assets	14	792,087	725,502

Total assets		$14,732,541	$15,725,153

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable		$545,690	$896,112
Due to employees		113,368	105,795
Due to related parties	20	9,211	7,492
Accrued liabilities	14	315,666	288,755
Taxes payable		212,767	152,189
Customer advances, net of VAT		376,121	425,181
Customer deposits		28,386	29,557
Short-term debt	15	1,813,141	1,909,221

Total current liabilities		3,414,350	3,814,302

Deferred income taxes	18	596,472	644,475
Long-term debt	15	5,539,906	6,533,705
Other non-current liabilities	14	164,636	122,825
Commitments, contingencies and uncertainties	24	—	—

Total liabilities		9,715,364	11,115,307

Redeemable noncontrolling interest		508,668	469,604

Equity:	16
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding		—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2008: 51,281,022); 50,714,579 shares outstanding (December 31, 2008: 50,617,408)		92	92
Additional paid-in capital		1,143,657	1,165,188
Retained earnings		4,074,492	3,271,878
Accumulated other comprehensive (loss)		(488,277)	(90,021)
Treasury stock, at cost, 566,443 shares of common stock (December 31, 2008: 663,614)		(223,421)	(239,649)

Total VimpelCom shareholders’ equity		4,506,543	4,107,488

Noncontrolling interest		1,966	32,754

Total equity		4,508,509	4,140,242

Total liabilities, redeemable noncontrolling interest and equity		$14,732,541	$15,725,153

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share (ADS) amounts)

		Years ended December 31,
	Note	2009	2008	2007
Operating revenues:
Service revenues		$8,580,815	$9,999,850	$7,161,833
Sales of equipment and accessories		109,959	107,946	6,519
Other revenues		19,788	17,190	6,528

Total operating revenues		8,710,562	10,124,986	7,174,880

Revenue based tax		(7,660)	(8,054)	(3,782)

Net operating revenues		8,702,902	10,116,932	7,171,098

Operating expenses:
Service costs		1,878,443	2,262,570	1,309,287
Cost of equipment and accessories		110,677	101,282	5,827
Selling, general and administrative expenses		2,389,998	2,838,508	2,206,322
Depreciation		1,393,431	1,520,184	1,171,834
Amortization		300,736	360,980	218,719
Impairment loss	10	—	442,747	—
Provision for doubtful accounts	19	51,262	54,711	52,919

Total operating expenses		6,124,547	7,580,982	4,964,908

Operating income		2,578,355	2,535,950	2,206,190

Other income and expenses:
Interest income		51,714	71,618	33,021
Net foreign exchange (loss)/gain		(411,300)	(1,142,276)	72,955
Interest expense		(598,531)	(495,634)	(194,839)
Equity in net (loss)/gain of associates	12	(35,763)	(61,020)	(211)
Other (expenses)/income, net		(32,114)	(17,404)	3,240

Total other income and expenses		(1,025,994)	(1,644,716)	(85,834)

Income before income taxes		1,552,361	891,234	2,120,356
Income tax expense	18	435,030	303,934	593,928

Net income		1,117,331	587,300	1,526,428
Net (loss)/income attributable to the noncontrolling interest		(4,499)	62,966	63,722

Net income attributable to VimpelCom		$1,121,830	$524,334	$1,462,706

Basic EPS :	21
Net income attributable to VimpelCom per common share		$21.71	$10.32	$28.78

Weighted average common shares outstanding (thousand)		50,647	50,700	50,818
Net income attributable to VimpelCom per ADS equivalent		$1.09	$0.52	$1.44

Diluted EPS :	21
Net income attributable to VimpelCom per common share		$21.69	$10.32	$28.78

Weighted average diluted shares (thousand)		50,678	50,703	50,818
Net income attributable to VimpelCom per ADS equivalent		$1.08	$0.52	$1.44

Dividends per share		$6.30	$11.46	$6.47
Dividends per ADS equivalent	16	$0.31	$0.57	$0.32

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2009, 2008 and 2007

(In thousands of US dollars, except shares)

	Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated Other Comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net Income
	Shares	Amount
Balances at December 31, 2006	51,281,022	$92	$1,382,522	$2,195,713	$423,088	$(58,505)	$3,942,910	$257,859	$4,200,769	—	—
Sale of treasury stock – 100,113 shares	—	—	30,881	—	—	8,906	39,787	—	39,787	—	—
Purchase of treasury stock – 200,000 shares (Note 16)	—	—	—	—	—	(81,069)	(81,069)	—	(81,069)	—	—
Dividends declared	—	—	—	(326,595)	—	—	(326,595)	—	(326,595)	—	—
Adoption of FIN 48 (Note 18)	—	—	—	(4,108)	—	—	(4,108)	(4,092)	(8,200)	—	—
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	(41,465)	(41,465)	—	—
Comprehensive income:											—
Foreign currency translation adjustment	—	—	—	—	378,155	—	378,155	12,386	390,541	—	—
Net income	—	—	—	1,462,706	—	—	1,462,706	63,722	1,526,428	—	1,526,428
Total accumulated comprehensive income	—	—	—	1,462,706	378,155	—	1,840,861	76,108	1,916,969	—	—

Balances at December 31, 2007	51,281,022	92	1,413,403	3,327,716	801,243	(130,668)	5,411,786	288,410	5,700,196	—	—

Sale of treasury stock – 40,568 shares	—	—	19,993	—	—	5,495	25,488	—	25,488	—	—
Purchase of treasury stock – 200,000 shares (Note 16)	—	—	—	—	—	(114,476)	(114,476)	—	(114,476)	—	—
Adoption of equity method of stock option plan accounting	—	—	12,030	—	—	—	12,030	—	12,030	—	—
Dividends declared	—	—	—	(580,172)	—	—	(580,172)	—	(580,172)	—	—
Acquisition of noncontrolling interests							—	(106,722)	(106,722)	—	—
Initial measurement and recognition of redeemable noncontrolling interest (Note 17)	—	—	(278,825)	—	—	—	(278,825)	(154,257)	(433,082)	433,082	—
Accretion to redeemable non-controlling interest	—	—	(1,413)	—	—	—	(1,413)	—	(1,413)	1,413	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(891,263)	—	(891,263)	(22,534)	(913,797)	—	—
Net income	—	—	—	524,334	—	—	524,334	27,857	552,191	35,109	587,300
Total accumulated comprehensive income (loss)	—	—	—	524,334	(891,263)	—	(366,929)	5,323	(361,606)	—	—

Balances at December 31, 2008	51,281,022	92	1,165,188	3,271,878	(90,020)	(239,649)	4,107,489	32,754	4,140,243	469,604	—

Exercise of stock options	—	—	2,974	—	—	16,228	19,202	—	19,202	—	—
Stock based compensation accrual	—	—	1,766	—	—	—	1,766	—	1,766	—	—
Dividends declared	—	—	—	(319,216)	—	—	(319,216)	—	(319,216)	—	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(977)	(977)	(13,000)	—
Acquisition of noncontrolling interests	—	—	3,598	—	(9,922)	—	(6,324)	(13,671)	(19,995)	—	—
Accretion to redeemable noncontrolling interest (Note 17)	—	—	(29,869)	—	—	—	(29,869)	—	(29,869)	29,869	—
Comprehensive income:									—	—	—
Foreign currency translation adjustment	—	—	—	—	(388,335)	—	(388,335)	10,554	(377,781)	—	—
Net income	—	—	—	1,121,830	—	—	1,121,830	(26,694)	1,095,136	22,195	1,117,331
Total accumulated comprehensive income (loss)	—	—	—	1,121,830	(388,335)	—	733,495	(16,140)	717,355	—	—

Balances at December 31, 2009	51,281,022	$92	$1,143,657	$4,074,492	$(488,277)	$(223,421)	$4,506,543	$1,966	$4,508,509	$508,668	—

The accompanying notes are an integral part of these consolidated financial statements

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Years ended December 31,
	2009	2008	2007
Operating activities
Net income	$1,117,331	$587,300	$1,526,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,393,431	1,520,184	1,171,834
Amortization	300,736	360,980	218,719
Impairment loss	—	442,747	—
Loss from associates	35,763	61,020	211
Provision for deferred taxes	(19,541)	(92,654)	32,858
Loss (gain) on foreign currency translation	411,300	1,142,276	(72,955)
Provision for doubtful accounts	51,262	54,711	52,919
Stock-based compensation expense/ (gain)	2,323	(121,890)	171,242
Loss from early debt redemption	19,063	—	—
Other adjustments	(380)	(5,078)	—
Changes in operating assets and liabilities:
Trade accounts receivable	(57,452)	(240,629)	(333)
Inventory	64,927	(90,221)	(3,021)
Input value added tax	78,972	(103,941)	45,383
Other current assets	135,212	(415,735)	(351)
Accounts payable	(69,290)	281,725	(157,901)
Customer advances and deposits	(23,010)	75,098	85,135
Taxes payable and accrued liabilities	72,122	(34,035)	(32,478)

Net cash provided by operating activities	3,512,769	3,421,858	3,037,690

Investing activities
Purchases of property and equipment	(691,445)	(2,002,452)	(1,238,305)
Purchases of intangible assets	(15,685)	(75,012)	(73,814)
Purchases of software	(184,481)	(313,652)	(293,956)
Acquisition of subsidiaries, net of cash acquired	—	(4,134,609)	(301,355)
Investments in associates	(12,500)	(491,265)	—
Exercise of escrow cash deposit	—	200,170	(200,170)
Loan granted	—	(350,000)	—
Investments in deposits	(488,580)	43,179	(42,356)
Purchases of other assets, net	(40,799)	(53,575)	(84,596)

Net cash used in investing activities	(1,433,490)	(7,177,216)	(2,234,552)

Financing activities
Proceeds from bank and other loans	1,270,248	6,209,392	666,348
Proceeds from sale of treasury stock	—	25,488	39,787
Repayments of bank and other loans	(2,432,862)	(721,222)	(365,657)
Payments of fees in respect of debt issues	(53,071)	(68,159)	(14,380)
Repayments of equipment financing obligations	—	—	(106,888)
Net proceeds from employee stock options	18,142	—	—
Purchase of noncontrolling interest in consolidated subsidiaries	(18,198)	(992,825)	—
Payment of dividends	(315,644)	(587,302)	(331,885)
Payment of dividends to noncontrolling interest	(13,977)	—	—
Purchase of treasury stock	—	(114,476)	(81,069)

Net cash (used in)/ provided by financing	(1,545,362)	3,750,896	(193,744)

Effect of exchange rate changes on cash and cash equivalents	(1,651)	(84,566)	49,823

Net increase/ (decrease) in cash and cash equivalents	532,266	(89,028)	659,217
Cash and cash equivalents at beginning of year	914,683	1,003,711	344,494

Cash and cash equivalents at end of year	$1,446,949	$914,683	$1,003,711

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CASH FLOWS—(continued)

(In thousands of US dollars)

	Years ended December 31,
	2009	2008	2007
Supplemental cash flow information
Cash paid during the period:
Income tax	$428,761	$647,597	$601,939
Interest	571,964	406,020	201,259

Non-cash activities:
Equipment acquired under financing agreements	—	2,726	48,514
Accounts payable for property, equipment and other long-lived assets	210,159	448,218	417,478
Non–cash discounts from suppliers of equipment	239	2,464	(5,441)
Issue of promissory notes	—	81,660	—

Acquisitions :
Fair value of assets acquired	—	2,645,655	84,125
Fair value of noncontrolling interest acquired	—	206,129	41,636
Difference between the amount paid and the fair value of net assets acquired	—	3,517,062	182,034
Consideration for the acquisition of subsidiaries	—	(5,348,180)	(291,928)

Fair value of liabilities assumed	$—	$1,020,666	$15,867

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1. Description of Business

Open Joint Stock Company “Vimpel-Communications” was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, Open Joint Stock Company “Vimpel-Communications” completed an initial public offering of its common stock on the New York Stock Exchange (“NYSE”) through the issuance of American Depositary Shares (“ADS”). Each ADS currently represents one-twentieth of one share of VimpelCom’s common stock (Note 16).

In these notes, “VimpelCom” or the “Company” refers to Open Joint Stock Company “Vimpel-Communications” and its consolidated subsidiaries.

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. The Company operates telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan, Georgia and Cambodia primarily under the “Beeline” brand name. VimpelCom also has investments in an entity in Vietnam that launched its operations on July 20, 2009.

On October 5, 2009, VimpelCom’s two major shareholders, Altimo and Telenor, signed a series of agreements pursuant to which they agreed to combine their holdings in VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”) under a new company, VimpelCom Ltd., to be listed on the New York Stock Exchange, subject to successful completion of exchange offers for VimpelCom’s shares and ADSs. On February 9, 2010, VimpelCom Ltd. commenced an exchange offer to acquire all of VimpelCom’s outstanding common and preferred shares from holders resident in the United States, and all outstanding ADSs from any holder, wherever located, in exchange for VimpelCom Ltd. depositary receipts (“DRs”), pursuant to the Registration Statement on Form F-4 and related preliminary prospectus dated February 8, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”). VimpelCom Ltd. also commenced a parallel exchange offer on February 9, 2010, to all holders of the Borrower’s common and preferred shares, wherever located, pursuant to a separate Russian offer document. VimpelCom Ltd. also offered a nominal cash consideration alternative under the exchange offers, as required by Russian law. The completion of the exchange offers is subject to the satisfaction or waiver of certain conditions. On February 9, 2010, VimpelCom announced that the Company’s Board of Directors (the “Board”) had unanimously recommended that the Company’s shareholders and ADS holders exchange their Company shares and ADSs for VimpelCom Ltd. DRs in the exchange offers (and not for the nominal cash consideration alternative). In connection with the Board’ recommendation, on February 9, 2010, the Company filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, which contained more information on the background of the exchange offer and the Board’ reasons for its recommendation.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Effective since September 15, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the only source of authoritative US generally accepted accounting principles (“US GAAP”) recognized by FASB. ASC supersedes all then-existing non-SEC accounting and reporting standards. The adoption of ASC resulted in modifications of accounting and reporting references with codification in ASC.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and US GAAP. VimpelCom’s foreign subsidiaries maintain their accounting records in accordance with local accounting and tax legislation and US GAAP. The accompanying consolidated financial statements differ from the financial statements issued by the individual companies for statutory purposes. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) business combinations, (9) consolidation and accounting for subsidiaries, and (10) stock based compensation.

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share (ADS) amounts or unless otherwise indicated.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly exercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

The noncontrolling interest is reported in the Consolidated Balance Sheets as a separate component of equity and represents the aggregate ownership interests in the subsidiaries that are held by owners other than the Company.

Investments in Associates

Investments in associated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying assets, including intangible assets, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items. The results of operations of acquired companies are included in the Consolidated Financial Statements from the date of acquisition.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Foreign Currency Translation

The reporting currency of VimpelCom is the US dollar. Therefore, the accompanying financial statements were translated into the reporting currency in accordance with ASC 830, Foreign Currency Matters, (SFAS No. 52) using the current rate method. Domestic and certain foreign subsidiaries of VimpelCom have their local currencies as their functional currency, and use the current rate method for translating their financial statements to US dollars.

The current rate method assumes that assets and liabilities measured in the functional currency are translated into US dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transaction dates. VimpelCom translates income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into US dollars are reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

Within the countries that VimpelCom operates, official exchange rates are determined daily by the respective countries’ central bank. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective countries’ central bank.

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of ruble-, tenge-, hryvnia-, somoni-, sum-, dram- and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Accounting polices such as valuation of stock based compensation, business combinations, assessing tangible and intangible asset impairments, and revenue recognition include estimates and assumptions that may have a material impact on the financial statements.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. Escrow cash was primarily related to cash held in escrow at a financial institution for the collateralization of certain payment obligations that the Company has agreed to assume in the future.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Trade Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

Inventory

Inventory consists of telephone handsets and accessories for sale, SIM and scratch cards, equipment for sale and others, and is stated at the lower of cost or market. Cost is computed using either the average cost method or a specific identification method.

Input Value Added Tax

Value Added Tax (“VAT”) related to revenues is payable to the tax authorities on an accrual basis based upon invoices issued to customers or cash received. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to revenues, or can be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to revenues within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2009, the VAT rate in Russia, Tajikistan and Georgia was 18%, in Kazakhstan it was 12%, and in Ukraine, Uzbekistan, and Armenia it was 20%.

Short Term Investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Property and Equipment

Property and equipment is stated at historical cost. The Company depreciates property and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7-9 years
Fixed line telecommunication equipment	3-12 years
Fiber-optic equipment	9-10 years
Buildings and constructions	20 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	5-10 years

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Depreciation of these assets recorded under capital leases is included in “depreciation” in the statement of income. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects, the capitalization period begins when “qualifying expenditures” are made, development activities are underway and interest cost is being incurred.

Telecommunication Licenses, Goodwill and Other Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

In accordance with ASC 350-10, Intangibles – Goodwill and Other – Overall (SFAS No. 142, Goodwill and Other Intangible Assets), VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with ASC 350-10 (SFAS No. 142), VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures, (SFAS 157 Fair Value Measurement) using an income approach. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flows results.

Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the DCF analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. The Company derives its discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to our reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Software

Under the provision of ASC 350-40, Intangibles – Goodwill and Other – Internal-use Software, (Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use), VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are depreciated using the straight-line method over the expected life of the asset. Research and development costs in 2009, 2008 and 2007 were US$610, US$857, and US$382, respectively.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of ASC 360-10, Property, Plant and Equipment – Overall (SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). ASC 360-10 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment indicators that do not result in the actual impairment of the asset may, however, result in modification of the useful economic life to a shorter period.

Accounting for Assets Retirement Obligations

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of ASC 410-20, Asset Retirement and Environmental Obligations – Asset Retirement Obligations (SFAS 143 Accounting for Asset Retirement Obligations). These legal obligations include obligations to remediate leased land and other locations on which base stations are located (Note 14).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities

ASC 815-10, Derivatives and Hedging (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities), requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all hedging instruments have been recorded at fair value and changes in these fair values reflected in the accompanying statements of income as other income/(expense) and net foreign exchange (loss)/gain items (Note 7).

Revenue Recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Roaming revenues include both revenues from VimpelCom customers who roam outside of home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also, VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has been not included in monthly fees. Revenue from service contracts is accounted for when the services are provided. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk.

Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance, VimpelCom defers upfront telecommunications connection fees. The deferral of

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

revenue is recognized over the estimated average subscriber life, which is generally 32 months for mobile subscribers and from 5 to 29 years for fixed line subscribers. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2009, 2008 and 2007 was US$157,808, US$345,888 and US$276,837, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise, our experience to date indicates that renewal rates are in excess of 99%. Rental agreements do not include contingent or escalation clauses based on operations.

Rent expense under all operating leases and rental contracts in 2009, 2008 and 2007 was US$363,884, US$370,533 and US$240,968, respectively.

Government Pension Fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia (before January 1, 2008), and Armenia on behalf of its employees, contributions are expensed as incurred. Total contributions for the years ended December 31, 2009, 2008 and 2007 were US$44,670, US$58,010 and US$38,439, respectively.

Borrowing Costs

Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs associated with assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense for the years ended December 31, 2009, 2008 and 2007, was US$598,531, US$495,634 and US$194,839, respectively. VimpelCom capitalized interest in the cost of long lived assets in the amount of US$39,952, US$43,939 and US$36,659 in 2009, 2008 and 2007, respectively.

Interest income

The Company earns interest income from deposits in banks and from granting loans. Interest income is calculated based on applied interest rate and the amount deposited as well as principal amount of loan granted.

Income Taxes

VimpelCom computes and records income tax in accordance with ASC 740, Income taxes (SFAS No. 109, Accounting for Income Taxes). Under the asset and liability method of, deferred tax assets and liabilities are

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recognized for deferred tax assets when it is considered more likely than not that the asset will not be recovered.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (primarily codified in ASC 740-10, Income taxes – Overall). ASC 740-10 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, ASC 740-10 states that income taxes should not be accounted for under the provisions of ASC 450, Contingencies (SFAS No. 5, Accounting for Contingencies). The Company adopted FIN 48 at the beginning of the fiscal year 2007. As a result of the adoption the Company recognized in its consolidated financial statements a cumulative-effect adjustment to increase its liability for unrecognized tax benefits, interest, and penalties by US$15,069 and reduced the January 1, 2007, balance of retained earnings by US$4,108 and subsidiary noncontrolling interest by US$4,091 and increased the balance of goodwill by US$6,870. The cumulative-effect adjustment pertains to a pre-acquisition contingency in a subsidiary that has a minority shareholder. VimpelCom’s continuing practice is to recognize fines and penalties (interest) related to income tax matters in income tax expense.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 96% subscribed to a prepaid service as of December 31, 2009 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents.

VimpelCom holds available cash in bank accounts with financial institutions in countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 15). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Accumulated Other Comprehensive Income

ASC 220, Comprehensive income (SFAS No. 130, Reporting Comprehensive Income), requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non–shareholder changes in net assets.

Stock-Based Compensation

VimpelCom accounts for stock-based compensation plans in accordance with SFAS No. 123 (revised 2004) Share Based Payment (“SFAS No. 123R”) (primarily codified in ASC 718-10, Compensation – Stock Compensation – Overall), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows (primary codified in ASC 230, Statement of Cash flows). Under ASC 718-10, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The Company also has stock-based compensation in a form of cash settled stock appreciation rights (“SARs”). The cost of these instruments which are recorded as liabilities is remeasured based on fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity-based compensation.

On December 24, 2008, VimpelCom modified its stock-based compensation programs (except for “phantom” plans and SARs) to require equity classification. The modification was applied to all the options outstanding as of modification date. In determination of fair value VimpelCom considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical based stock compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity and no gain or loss was recognized as of the modification date (Note 21).

Government Regulations

The Company is subject to governmental regulation of tariffs in its Armenian fixed line business of its direct wholly owned subsidiary CJSC “ArmenTel”. The Company has the right to seek tariff adjustments at the retail and wholesale level based on costs incurred. Governmental authorization of tariff adjustments is only necessary for those services that are under Governmental control.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

The Company is subject to governmental control over tariffs in its Kazakhstan mobile telecom business of its consolidated subsidiary KaR-Tel Limited Liability Partnership (“KaR-Tel”), which is recognized as an entity having dominant position on the Kazakhstan market of mobile telecom. The Company has the right to make tariff adjustments, but is required by law to notify the antimonopoly state body of any increase of its tariffs and to justify the adjustments. The antimonopoly body is required to carry out an examination of tariff adjustments, on which it has been notified, and subject to results of such examination is empowered to prohibit increase of the tariffs.

No assets or liabilities have been recorded in the accompanying financial statements to recognize the effects of possible regulatory assets or liabilities, as allowed under ASC 980, Regulated Operations (SFAS No. 71, Accounting for the Effects of Certain Types of Regulation).

Litigation Accrual

VimpelCom is party to various legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 23 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party could have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with ASC 450, Contingencies and ASC 855-10-S99-2, Subsequent events – Overall – SEC Materials – Issuance of Financial Statements (SFAS No. 5, Accounting for Contingencies and EITF Topic D-86, Issuance of Financial Statements, respectively). These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, primarily codified in ASC 820, Fair Value Measurements and Disclosures. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis where it is required by other GAAP. ASC 820, Fair Value Measurements and Disclosures, is effective for nonfinancial assets and liabilities for fiscal years beginning after November 15, 2008. VimpelCom adopted ASC 820, Fair Value Measurements and Disclosures, for nonfinancial assets and liabilities on January 1, 2009, which did not have a material impact on VimpelCom’s results of operations or financial position.

On December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, primarily codified in ASC 805, Business Combinations and ASC 810-10, Consolidation-Overall, respectively. These new standards significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Under ASC 805, Business Combinations, acquisition related costs should not be capitalized any longer but expensed as incurred. With few exceptions assets acquired and liabilities assumed should be measured at fair value using market participant assumptions in accordance with ASC 820, Fair value measurements and Disclosures. Noncontrolling interest

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

should be measured at fair value as of the acquisition date that results in the recognition of the goodwill attributable to the noncontrolling interest in addition to that attributable to the Company. Under ASC 810-10, Consolidation-Overall, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. In a business combination achieved in stages (step acquisition) the Company should remeasure its previously held equity interest in the acquiree at acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. The Company adopted SFAS No.141(R) (ASC 805, Business Combinations) and SFAS No.160 (ASC 810-10, Consolidation-Overall) on January 1, 2009 prospectively except for classification of non-controlling interest and disclosure that shall be applied retrospectively for all periods presented. If the previous requirement in ASC 810-10-45, Consolidation-Overall-Other Presentation Matters, had been applied in the year of adoption, VimpelCom’s consolidated net income attributable to VimpelCom and earnings per share would have been the following (pro-forma):

Pro-forma for twelve months ended December 31, 2009
Income before income taxes	$1,552,361
Income tax expense	435,030

Net income	1,117,331
Net income attributable to the noncontrolling interest	16,141

Net income attributable to VimpelCom	$1,101,190

Basic EPS:
Net income attributable to VimpelCom per common share	$21.30

Weighted average common shares outstanding (thousand)	50,647
Net income attributable to VimpelCom per ADS equivalent	$1.07

Diluted EPS :
Net income attributable to VimpelCom per common share	$21.29

Weighted average diluted shares (thousand)	50,678
Net income attributable to VimpelCom per ADS equivalent	$1.06

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, primarily codified in ASC 815-10, Derivatives and Hedging-Overall. SFAS No. 161 (ASC 815-10) is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 (ASC 815-10) is effective for fiscal years beginning after November 15, 2008. The adoption of this statement resulted in the Company expanding its disclosures relative to its derivative instruments and hedging activity (Note 6).

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, primarily codified in 825-10-65-1, Financial Instruments-Overall-Transition and Open Effective Date Information. These staff positions requires enhanced disclosures on financial instruments, and are effective for interim and annual reporting periods ending after June 15, 2009. This increased the Company’s quarterly disclosures but did not have an impact on VimpelCom financial position and results of operations (Note 7).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, primarily codified in ASC 855, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009 and is applied prospectively. In February 2010, the FASB issued ASU 2010-09, Subsequent events, an amendment of ASC 855, Subsequent events. ASU 2010-09 amends and supersedes the disclosure requirements of SFAS No. 165 and is effective immediately for all financial statements that have not yet been issued. ASU 2010-09 requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued. SEC registrants are not required to disclose the date through which the management evaluates subsequent events either in originally issued financial statements or reissued financial statements. The adoption of SFAS No. 165 and ASU 2010-09 did not have an impact on disclosure of the Company relative to the subsequent events (Note 25).

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), primarily codified in ASC 810-10, Consolidation-Overall. SFAS 167 amends FIN 46(R), to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and VimpelCom is currently evaluating its impact on the Company’s financial position and results of operations.

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. VimpelCom is currently evaluating its impact on the Company’s financial position and results of operations.

In January 2010, FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on VimpelCom’s financial position, results of operations and disclosures relative to noncontrolling interests.

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157 Fair Value Measurements). ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement may expand VimpelCom’s disclosures relative to fair value measurements (Note 7).

3. Business Combinations and Disposals

Severnaya Korona

On August 13, 2007, VimpelCom acquired Closed Joint Stock Company “Corporation Severnaya Korona” (“CSK”), which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. The Company acquired 100% of the shares of CSK for approximately US$235,509, including US$1,274 of acquisition related costs.

The primary reason for the acquisition was VimpelCom’s entry into the mobile telephony market in the Irkutsk region. CSK’s GSM-900/1800 and D-AMPS licenses cover a territory with a population of about 2.5 million. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of CSK amounted to US$58,460. The excess of the acquisition cost over the fair market value of the identifiable net assets of CSK amounted to US$177,049. This amount was recorded as goodwill, was assigned to the Russian mobile reporting unit and is subject to annual impairment tests.

Golden Telecom

On December 21, 2007, subsidiaries of VimpelCom and Golden Telecom Inc. (“Golden Telecom”), a leading facilities-based provider of integrated telecommunications and Internet services in the Russian Federation, signed a definitive merger agreement. Pursuant to the merger agreement, Lillian Acquisition Inc. (“Lillian”), an indirect wholly owned subsidiary of VimpelCom, commenced a tender offer on January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.00 per share in cash. The tender offer was successfully completed on February 15, 2008, with 36,533,255 shares of Golden Telecom common stock (including shares delivered through notices of guaranteed delivery), representing approximately 90.5% of the outstanding shares of Golden Telecom’s common stock tendered and not withdrawn. On February 18, 2008, Lillian commenced a subsequent offer for all remaining shares of Golden Telecom common stock. The subsequent offer was successfully completed on February 26, 2008, with 38,093,677 shares of Golden Telecom common stock tendered during the initial and subsequent offering periods. These shares represented approximately 94.4% of the outstanding shares of Golden Telecom’s common stock, an amount sufficient to permit the completion of a “short-form” merger under applicable Delaware law, without a vote of the remaining stockholders of Golden Telecom. As a result, VimpelCom Finance B.V., a direct wholly-owned subsidiary of VimpelCom, and Lillian on February 28, 2008, consummated a “short-form” merger, in which Lillian was merged with and into Golden Telecom and all remaining stockholders of Golden Telecom who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) received the right to receive US$105.00 per share in cash. Following the completion of the merger as of February 28, 2008, Golden Telecom became an indirect wholly-owned subsidiary of VimpelCom and started to be consolidated in VimpelCom’s financial statements.

The fair value of acquired identifiable net assets of Golden Telecom at the date of the acquisition amounted to US$1,431,818. The excess of the acquisition cost over the fair value of the identifiable net assets of Golden Telecom amounted to US$2,884,341, which was recorded as goodwill and assigned to Russia fixed and Russia mobile reporting units in the amounts of US$2,430,657 and US$453,684, respectively. This goodwill is not deductible for tax purposes.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$56,095
Other current assets	382,990
Property and equipment	1,101,217
Licenses (3.3 years weighted average remaining useful life)	70,361
Customer Relationships (13.6 years weighted average remaining useful life)	686,743
Other intangible assets (1 years weighted average remaining useful life)	46,977
Goodwill	2,884,341
Other non-current assets	43,343

Total assets acquired	5,272,067

Current liabilities	379,014
Long-term liabilities	576,894

Total liabilities assumed	955,908

Total acquisition price	$4,316,159

Sotelco

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28,000 from Altimo. The remaining 10% of Atlas are owned by a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, the Company allocated approximately US$41,646 to license, US$8,329 to deferred tax liability and US$5,100 to noncontrolling interest.

On May 18, 2009, Sotelco launched its mobile operations in Cambodia under VimpelCom’s “Beeline” brand.

Millicom Lao Co., Ltd.

On September 16, 2009, VimpelCom signed an agreement for the acquisition of a 78% stake in Millicom Lao Co., Ltd., a mobile telecom operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22% of Millicom Lao Co., Ltd. is owned by the Government of the Lao PDR, as represented by the Ministry of Finance.

The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co., Ltd. of US$102,000.

Completion of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

Purchase of non-controlling interest in consolidated subsidiaries

Corbina Telecom

On June 11, 2008, VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (“Corbina Telecom”), 51% subsidiary of Golden Telecom by acquiring the remaining 49% from Inure Enterprises Ltd. (“Inure”) for US$404,000 and US$4,250 of costs related to acquisition. As a result of this transaction, VimpelCom and its subsidiary together now own 100% of the shares of Corbina Telecom. The step acquisition was recorded under purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$68,120 to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17,348 and adjusted noncontrolling interest by US$40,404. The total fair value of identifiable net assets acquired amounted to US$95,338. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312,912 and was assigned to Russia fixed reporting unit.

Limnotex

On July 1, 2008 VimpelCom exercised its option to acquire an additional 25% less one share of Limnotex Developments Limited (“Limnotex”) for US$561,807. Limnotex is the parent company of KaR-Tel, VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50% plus one share to 75%. The acquisition was recorded as step acquisition under the purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$147,734 to intangible assets which will be amortized over a weighted average period of approximately 7 years, recording of a deferred tax liability in the amount of US$42,834 and adjusted noncontrolling interest by US$153,981. The fair value of acquired identifiable net assets amounted to US$99,946. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309,490. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, VimpelCom has agreed on put and call option arrangements with respect to the remaining 25% share in Limnotex which is held by Crowell Investments Limited (“Crowell”). More details about the options and amendments made in 2009 are disclosed in Note 17.

LLC Golden Telecom (Ukraine)

On December 30, 2009, VimpelCom increased its ownership interest in LLC Golden Telecom, a consolidated Ukrainian subsidiary of VimpelCom, from 80% to 100% by acquiring the 20% ownership interest it did not already own for a total cash consideration of US$18,200. The transaction was accounted for as a decrease in non-controlling interest and a change in additional paid-in capital.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

Investments in associates

GTEL-Mobile

On July 8, 2008, VimpelCom and its 100% owned direct subsidiary Ararima Enterprises Limited (Cyprus) (“Ararima”) signed a Joint Venture and Shareholders Agreement to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company (“GTEL-Mobile”). The other participants in GTEL-Mobile are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Ararima received a 40% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266,670 that has been paid in full. GTEL and GTEL TSC have equity interests in GTEL-Mobile of 51% and 9%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the Joint Venture and Shareholders Agreement, including the registration of GTEL-Mobile, GSM license and related frequencies.

On July 20, 2009, GTEL-Mobile launched its mobile operations in Vietnam under the “Beeline” brand.

Euroset

On October 23, 2008, VimpelCom through Ararima acquired 49.9% shares of Morefront Holdings Ltd, a company that owns 100% of the Euroset Group (“Euroset”), from Rambert Management Ltd, a company controlled by Inure, for approximately US$226,000. The acquisition was recorded under the equity method of accounting. The total estimated fair value of identifiable net liabilities acquired amounted to US$355,515. The excess of the acquisition cost over VimpelCom’s share in the fair value of identifiable net liabilities of Euroset amounted to US$405,516. In addition, as part of the transaction, VimpelCom has agreed on put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

Other Acquisitions

In 2008, the Company completed several small acquisitions of fixed line telecommunication operators in different regions of Russia with the total consideration of US$32,274. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21,959 and adjusted noncontrolling interest by US$11,744. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10,315. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

The following unaudited pro forma combined results of operations for VimpelCom give effect to the CSK, Golden Telecom, Corbina Telecom and Euroset business combinations as if they had occurred at the beginning of 2007. The pro forma combined results do not include Sotelco as it was a non-operating entity in 2008 and, therefore, its inclusion would not impact the results. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31,
Unaudited	2008	2007
Pro forma total operating revenues	$10,359,737	$8,403,248
Pro forma net income attributable to VimpelCom	299,455	1,314,887

Pro forma basic and diluted net income per common share	$5.89	$25.84

4. Unconsolidated Variable Interest Entities

Sky Mobile

On February 13, 2008, VimpelCom advanced to Crowell, under a loan agreement as of February 11, 2008, (the “Loan Agreement”), a loan in the principal amount of US$350,000 and at the interest rate of 10%. The loan was secured by 25% of the shares of Limnotex. The Loan Agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of LLC Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan, holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan. Crowell granted the Company two call options (the “Call Option Agreement”) over the entire issued share capital of Menacrest.

On May 29, 2009, VimpelCom agreed to amend the Loan Agreement in that the term of the loan facility was extended until February 11, 2014 and interest rate has been changed to be a fixed amount per annum starting from the effective date of the amendment. Also, the security interest granted by Crowell to VimpelCom over 25% of the shares of Limnotex was replaced by a security interest over 100% of the shares of Menacrest.

KaR-Tel also has a management agreement with Sky Mobile.

In accordance with ASC 810-10, VimpelCom analyzed these agreements to determine if the entities that are party to them are variable interest entities (VIE) on both quantitative and qualitative basis. The Company concluded that Sky Mobile is a VIE.

To determine whether VimpelCom is the primarily beneficiary, an analysis was performed to identify if the Company absorbs majority of expected losses or benefits from majority of expected residual returns of VIE, or both. The analysis led to conclude that VimpelCom is not the primary beneficiary and Sky Mobile should not be consolidated.

The Company involvement with Sky Mobile affects the enterprise’s financial position, financial performance and cash flows in that the Company has recorded the loan granted to Crowell in other non-current assets in the amount US$395,792, including long-term portion of accrued interest and related accrued interest of US$5,945 in other current assets as of December 31, 2009 (Note 14). The Company’s risk of loss related to Sky Mobile is primarily limited to these carrying values.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

5. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2009	2008
US dollars	$919,739	$553,611
Russian rubles	361,344	182,165
Uzbekistan Sum	98,384	75,727
Kazakhstan Tenge	37,391	32,740
EURO	19,646	56,571
Armenian Dram	5,234	8,835
Ukrainian Hryivna	3,952	3,120
Other currencies	1,259	1,914

Total cash and cash equivalents	$1,446,949	$914,683

6. Derivative Instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income. Cash flows from derivative instruments are reported in operating activities section in the statement of cash flows. As described in Note 2, the Company adopted ASC 820-10, Fair Value Measurements and Disclosures – Overall on January 1, 2008. ASC 820-10, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company measures the fair value of derivatives on a recurring basis, using observable inputs (Level 2), such as LIBOR floating rates, using income approach with present value techniques.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

6. Derivative Instruments (continued)

The following table represents VimpelCom’s derivatives as of December 31, 2009 and for the year ended December 31, 2009:

	As of December 31, 2009		Year ended December 31, 2009
Derivatives not designated as hedging	Liability derivatives		Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
Instruments under ASC 815-10	Balance Sheet Location	Fair value
Interest rate exchange contracts	Accrued liabilities	$1,163
Interest rate exchange contracts	Other non-current liabilities	3,961	Other income/ (expense)	$(1,792)
Foreign exchange contracts	Accrued liabilities	—	Net foreign exchange (loss)/gain	(35,996)

Total derivatives not designated as hedging instruments under ASC 815-10		$5,124		$(37,788)

The disclosure of derivatives fair value is also provided in Note 7.

In November 2006, VimpelCom entered into forward foreign exchange contracts for a total amount of US$736,629 to hedge its US dollar denominated obligations due in 2007 and 2008. These contracts ranged from 26.6 Russian rubles per 1 US dollar to 26.7 Russian rubles per 1 US dollar. These forward agreements were fully exercised as of December 31, 2007.

In March 2007, VimpelCom entered into short-term forward agreements for a total amount of US$53,010 to hedge its short-term US dollar denominated obligations with a forward exchange rate 26.1775 Russian rubles per 1 US dollar. These forward agreements were fully exercised as of March 31, 2008.

During the third quarter of 2007, VimpelCom entered into a short-term zero-cost collar agreement for a total amount of US$120,545 to hedge its US dollar debt. The forward exchange rate of protection was 27.0323 Russian rubles per 1 US dollar and the rate of participation was 24.9281 Russian rubles per 1 US dollar. These zero-cost collars were closed in June 2008.

During the fourth quarter of 2006, VimpelCom entered into a short-term cross-currency interest rate swap transaction. The amount of the swap was US$236,111 at 26.64 Russian rubles per 1 US dollar as well as a 6.37% interest rate. The amount of the contract was subject to remeasurement, in conjunction with the change of the exchange rate of the US dollar to the Russian ruble and LIBOR fluctuation. This cross-currency interest rate swap was closed in February 2008.

On October 3, 2006, KaR-Tel and Citibank, N.A., London signed an agreement which provided KaR-Tel rights to enter into transactions with derivatives. On November 8, 2006, KaR-Tel entered into a swap deal with Citibank, N.A., London for the amount of US$100,000 or 12,246,000 thousand Kazakhstan Tenge by fixing the settlement rate to 122.64 Kazakhstan Tenge per 1 US dollar and current floating interest rate payable for a loan with the European Bank for Reconstruction and Development (“EBRD”) at 9.9%. This agreement was effective until December 18, 2010. However, on March 4, 2008, the swap transaction was terminated based on the mutual agreement with Citibank, N.A., London.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

6. Derivative Instruments (continued)

On October 27, 2007, Sovintel entered into a three-year Interest Rate Swap agreement with Citibank, N.A. London Branch, to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of US$225,000. Pursuant to the agreement, Sovintel will exchange interest payments on a regular basis and will pay a fixed rate equal to 4.355% in the event LIBOR floating rate is not greater than 5.4%, and otherwise Sovintel shall pay LIBOR floating rate. As of December 31, 2009, outstanding notional amount was US$155,790.

On March 5, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Deutsche Bank and received a right to purchase US dollars in the amount of US$643,620 for Russian rubles at a rate not higher than 26.84 Russian rubles per one US dollar in exchange for granting to Deutsche Bank a right to sell the same amount of US dollars to VimpelCom at a rate not lower than 23.50 Russian rubles per one US dollar. Options were exercisable at various dates ranging from August 2008 to March 2009 and fully exercised as of March 31, 2009.

On October 3, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Vneshtorgbank (“VTB”) and received a right to purchase US dollars in the amount of US$851,813 for Russian rubles at a rate not higher than 33.15 Russian rubles per one US dollar in exchange for the granting to VTB a right to sell the same amount of US dollars to VimpelCom at rate not lower than 24.90 Russian rubles per one US dollar. Options were exercisable at various dates ranging from April 2009 to September 2009 and fully exercised as of September 30, 2009.

In March 2009, VimpelCom entered into a series of forward agreements with BNP Paribas and Citibank to acquire US dollars in the amounts of US$101,134 and US$65,558, respectively, at rates ranging from 38.32 to 39.72 Russian rubles per one US dollar, to hedge its short-term US dollar-denominated liabilities due in the fourth quarter of 2009. These forward agreements were fully exercised as of December 31, 2009.

7. Fair Value of Financial Instruments

VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis.

The following table provides the disclosure of fair value measurements separately for each major category of assets and liabilities measured at fair value.

		Fair Value Measurements as of December 31, 2009 Using
Description	Total	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives liabilities	$5,124	—	$5,124	—

Total	$5,124	—	$5,124	—

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

7. Fair Value of Financial Instruments (continued)

As of December 31, 2009 and December 31, 2008, the fair value of fixed and floating rate bank loans (based on future cash flows discounted at current market rates) was as follows:

	December 31,2009		December 31,2008
Loans payable	Carrying value	Fair value	Carrying value	Fair value
Eurobonds	$1,800,647	$1,946,126	$2,000,000	$1,262,770
US$3,500 million Loan Facility	1,170,000	1,145,071	2,000,000	1,954,077
UBS (Luxemburg) S. A.	1,063,264	1,111,915	1,417,234	1,079,265
Sberbank	1,436,555	1,458,612	829,229	836,340
EUR600 million Loan Facility	632,371	636,793	777,186	781,312
Ruble Bonds	661,284	733,609	340,363	320,337
US$275 million Loan Facility	190,410	188,001	275,000	268,860

Loans receivable
Crowell	350,000	324,652	350,000	345,812

The fair value of bank financing, equipment financing contracts and other financial instruments not included in the table above approximates carrying value.

The fair market value of financial instruments, including cash and cash equivalents, which are included in current assets and liabilities, accounts receivable and accounts payable approximates the carrying value of these items due to the short term nature of these amounts.

8. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

	2009	2008
Telecommunications equipment	$7,206,446	$6,608,140
Land, buildings and constructions	335,675	351,055
Office and measuring equipment	769,097	711,304
Other equipment	370,192	400,713

	8,681,410	8,071,212
Accumulated depreciation	(3,730,395)	(2,828,845)
Equipment not installed and assets under construction	610,554	1,183,506

Total property and equipment, net	$5,561,569	$6,425,873

9. Telecommunications Licenses and Other Intangible Assets

Telecommunications licenses acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

9. Telecommunications Licenses and Other Intangible Assets (continued)

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses as of December 31, 2009 and 2008 were as follows:

	2009	2008
Telecommunications licenses, at cost	$1,240,201	$1,301,169
Accumulated amortization	(697,604)	(588,962)

	542,597	712,207
Telecommunications licenses not in current use	—	52,576

Total telecommunications licenses, net	$542,597	$764,783

Telecommunication licenses not in current use mainly comprised of GSM telecommunications license owned by Sotelco, for which the business operations have not been started, in the amount of US$41,741 as of December 31, 2008.

In 2007, VimpelCom acquired Dominanta LLC (“Dominanta”) – an entity which holds a DVB-H license and, together with Golden Telecom, in February 2008 VimpelCom acquired Colangon-Optim LLC (“Colangon’), an entity which holds a DVB-T license. Both licenses gave an opportunity for VimpelCom to provide TV services. However, additional broadcasting licenses were required to start operations, and legislation did not have a mechanism of obtaining such licenses in 2008. Due to the high level of uncertainty on the terms when such licenses could be obtained, the management decided to write-off the value of the DVB-T/DVB-H licenses as of the end of 2008. The total amount of write-off was US$37,620.

The total gross carrying value and accumulated amortization of VimpelCom’s other intangible assets by major intangible asset class as of December 31, 2009 and December 31, 2008 was as follows:

	Weighted average amortization period, years	2009	2008
Telephone line capacity	9.5	$149,077	$144,927
Customer relationships	14.9	763,496	836,374
Other intangible assets	5.0	219,668	228,170

		1,132,241	1,209,471
Accumulated amortization		(431,876)	(326,641)

Total other intangible assets, net	12.3	$700,365	$882,830

Amortization expense for all VimpelCom’s intangible assets (telecommunications licenses and other intangible assets) for each of the succeeding five years is expected to be as follows:

2010	$254,235
2011	235,315
2012	211,407
2013	144,175
2014	94,671
Thereafter	303,159

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets

The Company has the following reporting units. The change in carrying amount of goodwill for the year ended December 31, 2008 and December 31, 2009 is presented below:

Reporting units	Balance as of December 31, 2007	Acquisition	Finalization of Purchase Price Allocation	Impairment	Translation adjustment	Balance as of December 31, 2008
Kazakhstan mobile	$180,481	$309,490	$(7,045)	$—	$(3,220)	$479,706
Kazakhstan fixed	12,911	—	(12,870)	—	(41)	—
Ukraine mobile	81,999	—	—	(53,778)	(28,221)	—
Tajikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armenia mobile	135,662	—	—	—	(1,110)	134,552
Armenia fixed	10,211	—	—	—	(84)	10,127
Russia mobile	451,428	453,684	—	—	(155,134)	749,978
Russia fixed	—	2,753,883	—	(315,049)	(503,379)	1,935,455

Total	$1,039,816	$3,517,057	$(19,915)	$(368,827)	$(691,189)	$3,476,942

Reporting units	Balance as of December 31, 2008	Acquisition	Finalization of Purchase Price Allocation	Impairment	Translation adjustment	Balance as of December 31, 2009
Kazakhstan mobile	479,706	—	—	—	(88,845)	390,861
Tajikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armenia mobile	134,552	—	—	—	(25,107)	109,445
Armenia fixed	10,127	—	—	—	(1,911)	8,216
Russia mobile	749,978	—	—	—	(21,420)	728,558
Russia fixed	1,935,455	—	—	—	(55,366)	1,880,089

TOTAL	3,476,942	—	—	—	(192,649)	3,284,293

Under provisions of ASC 350, Intangibles – Goodwill and Other, goodwill is tested annually for impairment or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with ASC 350, the Company compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Company employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. The basis for VimpelCom’s cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures.

	2009	2008
Discount rate (functional currency)	14.6%-16.0%	16.6%-21.9%
Terminal growth rate	3%-3.5%	3%-3.5%
Start of terminal growth period	7 years-10 years	7 years-10 years

The Company estimates revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP (Gross Domestic Product) and

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets (continued)

foreign currency projections, traffic growth, market share and others. In 2009, the Compound Annual Growth Rates ranged from 3.7% to growth by 13.7% in comparison to range of 0%-18% in 2008. In 2009 the average operating income margins ranged from 12.4% to 37.1% (in 2008 the average operating income margins ranged from negative 11.2 % to positive 34.8%).

The results of the DCF analyses were corroborated with other value indicators where available, such as the Company’s market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

In 2009, the results of this Step 1 process indicated that there was no impairment of goodwill as the estimated fair values of the reporting units exceeded the carrying values of their net assets. In 2008, the results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result of the Step 2 analyses, as of December 31, 2008 the Company recorded goodwill impairments of US$315,049 and US$53,778 at the Russia Fixed and Ukraine Mobile reporting units, respectively.

To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would have exceeded fair value as of impairment test date, October 1, 2009, approximately by the following amounts set forth in the table.

	10%	20%	30%
Russia Fixed	—	—	191,239
Armenia Mobile	—	14,087	39,928
Armenia Fixed	—	—	23,916

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10% would result in a decrease in the combined fair value of the reporting units as of impairment test date of approximately US$2,018,069 and US$2,104,178, respectively. For the reporting units discussed above, the relative decreases in fair value of reporting unit as of impairment test date would be:

	1% age Point Increase In Discount Rate	10% Decrease in Revenue Growth
Russia Fixed	9.7%	24.2%
Armenia Fixed	6.3%	3.6%
Armenia Mobile	6.7%	6.4%

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets (continued)

Long Lived Assets

As a result of the goodwill impairments for the year ended December 31, 2008, the Company also tested the finite-lived intangible assets for impairment pursuant to the provisions of ASC 360-10, Property, Plant and Equipment – Overall (SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, because of the decrease in the expected future cash flows due to the projected decline in service revenues (relative to the Company’s previous analyses), the Company concluded such assets were impaired, and an asset impairment of US$36,300 was recognized for the year ended December 31, 2008.

VimpelCom also decided to write-off the value of DVB-T/DVB-H licenses in the year ended December 31, 2008 (Note 9).

For the year ended December 31, 2009, no impairment indicators were noted and no loss was recognized.

11. Software

The total gross carrying value and accumulated amortization of VimpelCom’s software as of December 31, 2009 and December 31, 2008 were as follows:

	2009	2008
Software, at cost	$1,489,107	$1,453,319
Accumulated depreciation	(1,040,852)	(904,153)

Total software, net	$448,255	$549,166

12. Investments in Associates

Investments in associates consisted of the following at December 31:

	2009	2008
GTEL – Mobile(1)	$265,797	$306,027
Euroset(2)	140,095	160,127
Rascom(3)	26,840	23,409
Others	4,035	3,987

Total	$436,767	$493,550

(1), (2)

VimpelCom acquired 49.9% interest in Euroset in October 2008 and 40% interest in GTEL - Mobile in July 2008 (Note 3). The following table shows the combined results of operations and financial position of Euroset and GTEL-Mobile:

	2009	2008
Current assets	$765,550	$1,063,151
Non-current assets	823,517	689,192
Current liabilities	1,167,541	1,508,505
Non-current liabilities	303,097	5,757
Net assets	118,429	238,081
Share of VimpelCom in net assets	2,869	52,899
Net sales	1,714,598	504,307
Gross profit	576,460	160,857
Net loss	(90,295)	(116,337)
Net loss attributable to VimpelCom	(39,185)	(58,497)

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

12. Investments in Associates (continued)

The difference between the share of VimpelCom in net assets of associates and the carrying amount of investments in associates primarily represents goodwill.

(3)	The Company’s share in Rascom CJSC (“Rascom”), a company acquired as part of Golden Telecom acquisition (Note 3), is 54%. Investment in Rascom does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method. Equity in net income of Rascom for the year ended December 31, 2008 and 2009 was of US$2,176 and US$3,862, respectively.

13. Inventory

Inventory consisted of the following at December 31:

	2009	2008
Telephone handsets and accessories for sale	$20,255	$78,607
SIM-Cards	17,572	16,205
Equipment for sale	8,886	12,918
Info materials	3,257	11,829
Scratch cards	4,064	7,000
Other inventory	7,885	16,090

Total	$61,919	$142,649

14. Supplemental Balance Sheet Information

Other current assets consisted of the following at December 31:

	2009	2008
Short term investments	$406,856	$482
Advances to suppliers	116,576	85,887
Software with a useful life shorter than one year	29,097	29,331
Interest receivable	15,697	32,184
Prepaid taxes	9,989	154,837
Deferred costs related to connection fees	6,505	3,011
Forwards and other derivatives	—	109,751
Other	42,537	24,996

Total other current assets	$627,257	$440,479

Short term investments represent bank deposits carried at amounts of cash deposited with maturity dates within the year ended December 31, 2010. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14. Supplemental Balance Sheet Information (continued)

Other non-current assets consisted of the following at December 31:

	2009	2008
Long term loans granted to Crowell	$395,792	$350,000
Frequencies and permissions	107,118	113,972
Unamortized debt issue costs	96,016	81,142
Long term deposits	78,880	—
Long term advances	29,364	56,486
Long term input VAT	27,941	41,222
Prepayments to suppliers for long-lived assets	23,904	56,953
Other long-term assets	33,072	25,727

Total other non-current assets	$792,087	$725,502

As of December 31, 2009, long term loan receivable represents the loan granted to Crowell and related long-term interest accrued in the amount of US$45,792 (Note 4). As of December 31, 2008, the loan has been recorded in long term loans receivable and related short-term interest in the amount of US$26,790 in other current assets.

Long term deposits represent bank deposits carried at amounts of cash deposited with primarily maturity date of January, 2011. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased.

Other current accrued liabilities consisted of the following at December 31:

	2009	2008
Cash rights for shares of Golden Telecom	$145,930	$145,930
Interest payable	94,299	84,606
Short-term deferred revenue	28,713	17,002
Deferred consideration for associates	12,500	25,000
Other accrued liabilities	34,224	16,217

Total current accrued liabilities	$315,666	$288,755

Cash rights for shares of Golden Telecom represents amount not paid to the previous shareholders of Golden Telecom as of December 31, 2009.

Other non-current liabilities consisted of the following at December 31:

	2009	2008
FIN 48 provision, long-term portion	$73,621	$29,470
Asset retirement obligations	37,916	29,717
Long term deferred revenue	35,766	29,470
Derivatives	3,961	8,544
Other non-current liabilities	13,372	25,624

Total other non-current liabilities	$164,636	$122,825

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14. Supplemental Balance Sheet Information (continued)

The following table summarizes the movement in asset retirement obligations for the years ended December 31, 2009 and December 31, 2008:

	2009	2008
Asset retirement obligations at the beginning of the reporting period	$29,717	$21,095
Liabilities incurred in the current period	3,900	6,009
Accretion expense	2,027	1,948
Increase as a result of changes in estimates	2,936	5,892
Foreign currency translation adjustment	(664)	(5,227)

Asset retirement obligations at the end of the reporting period	$37,916	$29,717

The accretion expense was included in depreciation in the accompanying consolidated statements of income.

15. Short and Long Term Debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt, lines of credit and notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	December 31, 2009	December 31, 2008
Bank loans, less current portion	$5,356,655	$6,405,492
Long-term portion of equipment financing	182,935	127,807
Long-term portion of capital leases	316	406

Total long-term debt	$5,539,906	$6,533,705

Bank loans, current portion	$1,729,364	$1,705,777
Short-term portion of equipment financing	79,830	88,704
Short-term portion of capital leases	3,947	739
Other debt	—	114,001

Bank and other loans, current portion	$1,813,141	$1,909,221

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

Bank loans consisted of the following as of December 31:

	2009	2008
Eurobonds(1)	$1,800,647	$2,000,000
Sberbank(2)	1,436,555	829,230
US$3,500 million Loan Facility (Facility B)(3)	1,170,000	2,000,000
UBS (Luxembourg) S.A.(4)	1,063,264	1,417,234
Ruble Bonds(5)	661,284	340,363
EUR600 million Loan Facility(6)	632,371	777,179
Citibank International plc(7)	190,410	275,000
Svenska Handelsbanken AB(8)	57,671	81,866
US$275 million Loan Facility(9)	44,740	61,191
Standart Bank PLC – loan to URS(10)	20,000	100,000
Bayerische Hypo- und Vereinsbank AG(11)	9,001	25,020
EBRD – loan to KaR-Tel(12)	—	127,965
Raiffeisenbank Austria – loan to URS(13)	—	32,000
Bayerische Landesbank – loan to URS(14)	—	32,000
OTP Bank – loan to URS(15)	—	10,000
Other loans	76	2,221

	$7,086,019	$8,111,269
Less current portion	(1,729,364)	(1,705,777)

Total long-term bank loans	$5,356,655	$6,405,492

(1)

On April 30, 2008, VIP Finance Ireland Limited completed an offering of an aggregate principal amount of US$2,000,000 loan participation notes, split equally between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$2,000,000 to VimpelCom. The five-year US$1,000,000 issue (the “2013 Notes”) and related loan in the same principal amount bear interest at an annual rate of 8.375% payable semi-annually and are due in April 2013. The 10-year US$1,000,000 issue (the “2018 Notes”) and related loan in the same principal amount bear interest at an annual rate of 9.125% payable semi-annually and are due in April 2018. The loan participation notes are listed on the Irish Stock Exchange and are with limited recourse to VIP Finance Ireland Limited. VimpelCom raised this financing (i) to repay Facility A under the loan agreement entered into on February 8, 2008 (as described below), in connection with its acquisition of Golden Telecom and (ii) to continue the development and expansion of the Company’s networks, including through possible acquisitions or investments in existing wireless operators within Russia or abroad, by establishing new wireless operators or by entering into local partnerships or joint ventures within Russia or abroad. Deferred financing costs relating to the 2013 Notes offering and 2018 Notes offering (which include gross issuance costs) comprised US$8,027 and US$8,327 respectively and will be amortized over 5 and 10 years respectively.

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$199,353 of its US$1,000,000 8.375% 2013 Notes. The 2013 Notes were purchased on October 14, 2009 with a 4.75% premium over the notes’ nominal value. The payment for the repurchased notes also included accrued interest. Related effect in the amount of US$9,470 was recognized in “other (expenses)/income, net” in the statement of income.

(2)

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan was to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2007, was 8.5% per annum and was subject to change by Sberbank upon the occurrence of certain events. Under the loan agreement, VimpelCom was subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. From November 1, 2008, Sberbank increased the interest rate to 9.25%. On April 14 2009, VimpelCom repaid the principal amount outstanding under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

On August 31, 2006, Sberbank provided VimpelCom with a three-year Russian ruble denominated, secured, non-revolving credit line in the amount of RUR6,000 million (US$198,385 at the exchange rate as of December 31, 2009). The loan bore annual interest at a rate of 8.5%, which could be changed by Sberbank upon the occurrence of certain events. The loan was to be repaid in three quarterly installments, the first of which was on February 27, 2009, and the last of which was on August 30, 2009. On February 26, 2007, VimpelCom drew down RUR6,000 million under this non-revolving credit line with Sberbank. From November 1, 2008, Sberbank

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

increased the interest rate to 9.75%. On August 31, 2009, VimpelCom repaid the outstanding indebtedness under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

On February 14, 2008, VimpelCom signed a five year credit line with Sberbank in the amount of US$750,000, to be drawn down in Russian rubles at the exchange rate at the date of the draw down. The credit line bears annual interest at a rate of 9.5% for the first two years and 9.25% for the third and subsequent years. The Company borrowed RUR17,886 million (equivalent to US$591,399 at the exchange rate as of December 31, 2009) during 2008. On November 1, 2008, Sberbank increased the interest rate to 11.0%. On March 1, 2009, Sberbank again increased the interest rate to 13.0%. The amount of debt outstanding under this loan as of December 31, 2009 was US$591,399.

On March 10, 2009, VimpelCom signed a ruble-denominated, secured, loan agreement with Sberbank in the amount of RUR8,000 million (equivalent to US$223,855 at the exchange rate as of March 10, 2009). The loan agreement matures on December 27, 2011. According to the provisions of the loan agreement, the interest rate of 17.5% per annum may be increased up to 19.0% per annum in case of occurrence of certain events. The interest rate can also be raised unilaterally by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On May 29, 2009, VimpelCom made a drawdown in the amount of RUR8,000 million (the equivalent to US$255,380 at the exchange rate as of May 29, 2009) under this loan agreement. At the moment of the drawdown, the actual interest rate under this loan facility was 17.5% per annum. On June 28, 2009, Sberbank decreased the interest rate on this loan facility from 17.5% to 17.25% and the maximum interest rate to 18.75%. On September 1, 2009, Sberbank decreased the interest rate on this loan facility to 16.25% and the maximum interest rate to 17.75%. The indebtedness under this loan agreement is secured by the pledge of telecommunication equipment in the amount of RUR8,485 million (the equivalent to US$280,550 at the exchange rate as of December 31, 2009). As of December 31, 2009, the principal amount of debt outstanding under this facility was RUR8,000 million (equivalent to US$264,514 at the exchange rate as of December 31, 2009).

On March 10, 2009, VimpelCom also signed a secured loan agreement with Sberbank in the amount of US$250,000. The loan agreement matures on December 27, 2012. According to the provisions of the loan agreement, the initial interest rate of 12.0% per annum may be increased up to 13.0% per annum in case of occurrence of certain events. The interest rate can also be raised unilaterally by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On May 29, 2009, VimpelCom made a drawdown in the amount of US$250,000 under this loan agreement. At the moment of the drawdown, the actual interest rate under this loan facility was 12.0% per annum. VimpelCom agreed with Sberbank to decrease the interest rate on this loan facility from 12.0% to 11.5% per annum and the maximum interest rate from 13.0% to 12.5%, starting from June 28, 2009. VimpelCom also agreed with Sberbank to decrease the interest rate on this loan facility from 11.5% to 11.00% per annum and the maximum interest rate from 12.5% to 12.0%, starting from September 1, 2009. The indebtedness under this loan agreement is secured by the pledge of telecommunication equipment in the amount of US$325,764. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$250,000.

On August 28, 2009, VimpelCom signed an unsecured three and a half year loan agreement with Sberbank in the amount of RUR10,000 million (equivalent to US$316,051 at the exchange rate as of August 28, 2009). The loan agreement matures on April 30, 2013. According to the provisions of the loan agreement, the interest rate of 15.0% per annum may be increased up to 15.25% per annum in case of occurrence of certain events. The interest rate can also be raised by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On August 31, 2009, VimpelCom made a drawdown in the amount of RUR10,000 million (equivalent to US$316,769 at the exchange rate as of August 31, 2009) under this loan agreement. At the moment of the drawdown the actual interest rate under this loan was 15.0% per annum. As of December 31, 2009, the principal amount of debt outstanding under this facility was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009).

(3)

On February 8, 2008, VimpelCom entered into a loan agreement for an aggregate principal amount of US$3,500,000. The loan agreement included a US$1,500,000 bridge term loan facility (“Facility A”) and a US$2,000,000 term loan facility (“Facility B”) to partially finance the acquisition of Golden Telecom by a subsidiary of the Company. Facility A was required to be refinanced within 12 months by an issuance of bonds or other form of financing, subject to market conditions. Facility B is required to be repaid in equal semi-annual installments starting from the date falling 12 months after the signing date. Facility A bore interest at London Interbank Offered Rate (“LIBOR”) plus margins of 0.75% per annum for first 6 months; 1% per annum for the period from 7 to 9 months; and 1.25% per annum thereafter. Facility B bears interest at LIBOR plus a margin of 1.5% per annum. On February 19, 2008, VimpelCom drew down US$3,500,000 under the loan agreement. On May 6, 2008, the Company fully repaid Facility A from the proceeds of two loans from VIP Finance Ireland Limited in an aggregate principal amount of US$2,000,000, funded by the issuance of limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008 (as described above).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

On April 28, 2009, VimpelCom signed an Amendment Agreement in relation to the US$3,500,000 Facility Agreement dated February 8, 2008, and as amended by an Amendment and Transfer Agreement dated March 28, 2008. In accordance with the terms of the Amendment Agreement, certain financial covenants and general undertakings were changed, including, among others, decrease of the required minimum level of Total Shareholders Equity from US$3,000,000 to US$2,000,000, which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the requirement of the minimum level of Total Shareholders Equity will be returned to the level of US$3,000,000. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$1,170,000.

(4)

Starting in June of 2004, VimpelCom entered into a series of loan agreements (the “Loans”) with UBS (Luxembourg) S.A., (“UBS”), whereby various amounts were borrowed to finance operations and capital expenditures. UBS then completed a series of offerings of loan participation notes (the “Notes”) for the sole purpose of funding the loans to VimpelCom. The Notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS.

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$115,236 of its US$300,000 8.375% Loan Participation Notes due 2011 issued by, but without recourse to, UBS for the sole purpose of funding a loan totaling US$300,000 to the Company (the “2011 Notes”). The 2011 Notes were purchased on October 22, 2009 with a 6.625% premium over the notes’ nominal value. Related effect in the amount of US$7,634 was recognized in “other (expenses)/income, net” in the statement of income.

On May 22, 2006, UBS and VimpelCom entered into a Loan for US$600,000. UBS completed an offering of US$600,000 8.25% loan participation notes due 2016 (the “2016 Notes”) for the sole purpose of funding such US$600,000 loan (the “2016 Loan”) to VimpelCom. US$367,234 principal amount of the 2016 Notes was issued in a concurrent offer (the “Concurrent Offer”) for cash consideration and US$232,766 principal amount of the 2016 Notes was issued in an exchange offer (the “Exchange Offer”) in exchange for an equal principal amount of validly tendered and accepted 10.0% loan participation notes due 2009 (the “2009 Notes”) issued in June and July 2004. As a consequence of the Exchange Offer, the obligation of UBS to advance the remaining US$232,766 principal under the 2016 Loan was offset against the tendered 2009 Notes, thereby reducing the aggregate outstanding principal amount due under the Loans due June 16, 2009 from US$450,000 to US$217,234. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the compensatory fee connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

The following table outlines the amounts borrowed and the respective interest rates and due dates for each series of the Loans and the 2016 Loan.

Date Borrowed	Due Date	Payment Period	Amount Borrowed	Interest Rate	31-Dec-09	31-Dec-08
16-Jun-04	16-Jun-09	Semi-annually	$250,000	10%	$—	$17,234
14-Jul-04	16-Jun-09	Semi-annually	$200,000	10%	—	200,000
22-Oct-04	22-Oct-11	Semi-annually	$300,000	8.38%	184,764	300,000
11-Feb-05	11-Feb-10	Semi-annually	$300,000	8%	278,500	300,000
22-May-06	22-May-16	Semi-annually	$600,000	8.25%	600,000	600,000

Total					$1,063,264	$1,417,234

(5)

On July 25, 2008, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008). The bonds are due on July 19, 2013, and bondholders had a put option exercisable on January 26, 2010, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first three payment periods is 9.05%. VimpelCom will determine the annual interest rate for subsequent periods no later than seven business days before the third interest payment. The aggregate amount of debt outstanding under these bonds as of December 31, 2009 was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009) and is included in short-term debt in the consolidated balance sheet as of December 31, 2009 because of the put option described above.

On July 14, 2009, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (the equivalent to US$302,483 at the exchange rate as of July 14, 2009). The bonds are due on July 8, 2014. Interest will be paid semiannually. The annual interest rate for the first four payment periods is 15.2%. VimpelCom will determine the annual interest rate for subsequent periods based on market conditions. Bond holders will have the right to sell their bonds to VimpelCom when the annual interest rate for subsequent periods is announced at the end of the fourth payment period. As of December 31, 2009, the aggregate principal amount of debt outstanding under these bonds was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

(6)

On October 15, 2008, VimpelCom signed an unsecured loan agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc, Sumitomo Mitsui Banking Corporation Europe Limited and WestLB AG, London Branch as mandated lead arrangers and bookrunners and Standard Bank Plc as agent. On the signing date, VimpelCom borrowed the total committed amount of EUR476 million. In November and December 2008, the agreement was amended to increase the commitments by EUR75 million. The facility is required to be repaid in five equal semi-annual installments starting from October 16, 2009. The rate of interest for the facility is EURIBOR plus 2.30% per annum.

On April 28, 2009, VimpelCom signed an amendment pursuant to which certain financial covenants and general undertakings were changed, including, among others, a decrease of the required minimum level of Total Shareholders Equity from US$3,000,000 to US$2,000,000, which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the required minimum level of Total Shareholders Equity will be returned to the level of US$3,000,000. As of December 31, 2009, the principal amount of debt outstanding under this facility was EUR441 million (equivalent to US$632,371 at the exchange rate as of December 31, 2009).

(7)

As of the date of VimpelCom’s acquisition of Golden Telecom (Note 3), Golden Telecom was a party to a five-year term facility agreement (the “Facility Agreement”) with banks, financial institutions and other institutional lenders as lenders, Citibank, N.A. London Branch and ING Bank N.V. as mandated lead arrangers, and Citibank International plc as agent. The Facility Agreement established an unsecured credit facility under which certain wholly owned subsidiaries of Golden Telecom, may borrow up to an aggregate of US$275,000. The Facility Agreement bears interest at a rate equal to LIBOR plus 1.5% per annum for the first twenty-four months and LIBOR plus 2% per annum thereafter and matures in January 2012. In April 2008, EDN Sovintel LLC (“Sovintel”), a wholly owned subsidiary of Golden Telecom, borrowed an additional US$50,000 under the Facility Agreement. The set of covenants was amended to be similar to those in VimpelCom’s syndicated facility agreements. The outstanding principal amount of debt under the Facility Agreement as of December 31, 2009 was US$190,410.

(8)

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom under guarantee of the Swedish Export Credits Guarantee Board (“EKN”). The loan is to be repaid in fourteen equal installments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. The principal amount outstanding under this credit line as of December 31, 2009, was US$14,940.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB under an EKN guarantee. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility was available for drawing until and including April 30, 2006. As of December 31, 2009, the principal amount of debt outstanding under this loan agreement was US$42,731.

(9)

On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement arranged by Citibank N.A., and insured by Euler Hermes Kreditversicherungs AG. The loan bears interest at the rate of LIBOR plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing not later than May 6, 2007. The principal amount of debt outstanding under this loan as of December 31, 2009 was US$44,740.

(10)

On March 26, 2007, VimpelCom’s wholly owned subsidiary Ukrainian Radio Systems CJSC (“URS”) signed a US$100,000 loan agreement with Standard Bank Plc, SMBC and VTB Bank Europe plc. The facility bears interest at a rate of LIBOR plus 1.15%. The loan will be repaid in five installments, starting from March 26, 2009. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$20,000.

(11)

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2009, the aggregate principal amount outstanding under these loan agreements was US$5,855.

On June 30, 2005, Vostok-Zapad Telecom, at the time a subsidiary of VimpelCom and since merged into VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB under ECA guarantee. In 2006, Vostok-Zapad Telecom was merged into VimpelCom and VimpelCom assumed Vostok-Zapad Telecom’s obligations under this loan facility. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2009, the principal amount outstanding under this loan agreement was US$3,146.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

(12)

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the EBRD. The EBRD granted US$50,000 from its own sources and another US$50,000 was granted by participation with a group of banks. The original interest rate was LIBOR plus 3.9% for the first $50,000 tranche and LIBOR plus 3.5% for the second $50,000 tranche. On December 29, 2007, KaR-Tel and the EBRD amended the loan agreement to increase the amount of the loan facility available to KaR-Tel up to US$130,000 and to amend certain other terms and conditions. EBRD provided US$65,000 from its own sources, and the remaining US$65,000 was provided by a group of banks. The interest rate was 6-month LIBOR plus 2.05% per annum for the tranche provided by EBRD and 6-month LIBOR plus 1.85% per annum for the tranche provided by the group of banks. The amended agreement allowed for the extension of the debt up to 7 years and was effected from April 10, 2008. The loan had a number of financial covenants that in case of breach would require KaR-Tel to repay the debt before the stated maturity date. On November 30, 2009, the outstanding balance, including the accrued interest, under this loan facility in an aggregate amount of US$131,855 was fully prepaid. There was no outstanding amount under this loan facility as of December 31, 2009.

(13)

On October 19, 2006, URS signed a US$40,000 loan agreement with Raiffeisen Zentralbank Österreich Aktiengesellschaft. The facility bore interest at a rate of LIBOR plus 1.25%. The loan was to be repaid in five equal quarterly installments starting on October 17, 2008. On October 19, 2009, URS fully repaid the outstanding indebtedness. As of December 31, 2009, there was no debt outstanding under this loan facility.

(14)

On December 12, 2006, URS signed a US$40,000 loan agreement with Bayerische Landesbank. The facility bore interest at a rate of LIBOR plus 1.0%. The loan was to be repaid in five equal quarterly installments starting on December 19, 2008. On December 11, 2009, URS fully repaid the outstanding indebtedness. As of December 31, 2009, there was no debt outstanding under this loan facility.

(15)

On November 9, 2006, URS signed a US$20,000 loan agreement with OTP Bank (formerly Raiffeisen Ukraine). The facility bore annual interest at a rate of LIBOR plus 3.0%. The loan was to be repaid in four equal quarterly installments starting on January 20, 2009. On April 21, 2009, URS fully prepaid the outstanding indebtedness under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

Equipment Financing Obligations

VimpelCom has entered into agreements with different equipment vendors for the purchase and installation of mobile telecommunications GSM network equipment. These agreements allow for the expenditures to be deferred similar to a long term debt agreement. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases.

Borrower	Vendor/Lender	Interest rate	Outstanding debt as of December 31,		Maturity date	Security
			2009	2008
VimpelCom	Unicredit - HVB	AB SEK Rate +0,75%	$90,281	$—	Semiannually, final June 15, 2016	EKN guarantee
VimpelCom	HSBC	6 month MOSPRIME + 0.08%	46,717	58,375	Semiannually, September 28, 2007 – March 2014	EKN guarantee
VimpelCom	Cisco	16%	42,571	—	Quarterly, 2012	Network equipment
KaR-Tel	BayernLB (Hermes2)	6 month LIBOR + 0.38%	28,422	37,824	Semiannually, final – December 27, 2012	EHECA guarantee
Sotelco	Huawei	6 month LIBOR +2,1%	19,351	—	Semiannually, June, 2016	VimpelCom guarantee, Sinosure guarantee
Unitel	Huawei	8%	14,620	30,818	Various dates through 2008	Network equipment
ArmenTel	BNP Paribas	6 month EURIBOR +0.9%	6,939	9,991	Various dates through 2010	None
ArmenTel	Intracom SA	from 3 month EURIBOR + 1.5% to 12 month EURIBOR + 1.5%, 12 month LIBOR plus 1.5%	4,970	14,728	Various dates through 2011	None
KaR-Tel	Citibank International Plc	6 month LIBOR +0.25%, 6 month LIBOR +0.30%	4,462	29,498	Semiannually, January 24, 2007 – August 28, 2011	VimpelCom guarantee
Tacom	Huawei	8%	351	3,195	Various dates through 2008	Network equipment
KaR-Tel	HVB	6 month LIBOR +0.2%, 6 month LIBOR +0.4%	—	24,345	Semiannually, final – December 21, 2011	ATF Bank guarantee
ArmenTel	Siemens A.E	3 month EURIBOR +1.5%	—	1,058	Various dates through 2012	None
Other			4,081	6,679

Total equipment financing			$262,765	$216,511
Less current portion			(79,830)	(88,704)
Long-term equipment financing			$182,935	$127,807

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

Future payments under bank loans, equipment financing and capital lease agreements and other debt are as follows:

2010	1,813,141
2011	1,963,216
2012	731,688
2013	1,198,547
2014	23,332
Thereafter	1,623,123

Total	7,353,047

Other Debt

In April 2007, VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20,000. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, VimpelCom granted to the purchaser an option to sell to VimpelCom the entire remaining interest held by the purchaser. Under the terms of the options, the future price was to be based on a formula; however in no event could the future price be less than US$57,500 or more than US$60,000. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary (primarily codified in ASC 480-10-55, Distinguishing Liabilities from Equity-Overall-Implementation Guidance and Illustration), the sale consideration was accounted for as a secured borrowing of US$20,000. On September 23, 2009, upon the purchaser’s exercise of the option to sell to VimpelCom 33.3% of the shares of Freevale Enterprises, VimpelCom completed the purchase of the Freevale Enterprises shares for a total consideration of US$57,500. As a result of the transaction, VimpelCom’s indirect ownership in Unitel increased to 100%. The transaction was accounted for as a repayment of debt. As of December 31, 2009, there was no amount of debt outstanding under this agreement.

In November and December 2008, Vimpelcom issued promissory notes in the amount of RUR2,399 million (the equivalent to US$86,787 at the exchange rate as of the date of issuance). The promissory notes were issued as an advance payment to secure future services. The promissory notes were ruble-denominated and bore no interest, maturing at weekly intervals within the period up to November 2009. As of June 30, 2009, the outstanding indebtedness amounted to RUR939 million (the equivalent to US$30,009 at the exchange rate as of June 30, 2009). As of September 30, 2009, VimpelCom fully repaid the outstanding indebtedness in the amount of RUR929 million (equivalent to US$30,872 at the exchange rate as of September 30, 2009), including some portion repaid before maturity. The gain on extinguishment of debt before maturity was US$319.

16. Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2009 and 2008, all of the shares of preferred stock were owned by Eco Telecom Limited (“Eco Telecom”). Each share of preferred stock entitles its holder to (i) one vote, (ii) to receive a fixed dividend of .001 ruble per share per year and (iii) to receive a fixed liquidation value of .005 Russian rubles per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2009, the official exchange rate was

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

16. Equity (continued)

30.2442 rubles per 1 US dollar. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016, at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

On December 14, 2006, the VimpelCom’s Board approved Amendment No. 4 to the Amended and Restated Stock Options Plan (the “Plan”) in order to increase the maximum aggregate number of shares authorized under the Plan from 650,000 to 1,050,000. In May 2007, 800,000 ADSs (the equivalent of 200,000 shares of the Company’s common stock, prior to the adjustment in the ADS ratio mentioned below) were repurchased at an average price of US$101.29 (pre-ADS split as discussed below), for a total aggregate consideration of approximately US$81,069.

In June and July 2008, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$114,476 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan.

The shares held by VC ESOP N.V. (566,443 shares and 663,614 shares as of December 31, 2009 and 2008, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

In March 2007, the Board approved the Company’s dividend policy. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the policy contemplates that the Board will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25.0% of the consolidated net income (which is equivalent to net income attributable to VimpelCom following the Company’s adoption of SFAS 160), as determined under US GAAP.

In 2007, a dividend was paid in the amount of RUR166.88 per share of the common stock (or approximately US$0.32 per ADS based on the Russian Central Bank exchange rate as of date of approval, June 29, 2007, as adjusted for the change in the ADS ratio mentioned below) based on the results of the 2006 fiscal year, amounting to a total of RUR8.6 billion (or approximately US$331,742 based on the Russian Central Bank exchange rate as of June 29, 2007). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 30% on the dividend amount upon payment, which was approximately RUR1.2 billion (or approximately US$44,664 based on the Russian Central Bank exchange rate as of June 29, 2007).

At the Annual General Shareholders Meeting held on June 9, 2008 the shareholders approved payment of a cash annual dividend to holders of common registered shares in the amount of 270.01 Russian rubles per common share of VimpelCom stock, or approximately US$0.57 per ADS based on the Russian Central Bank exchange rate as of June 9, 2008 based upon the results of the 2007 fiscal year, amounting to a total of RUR13.85 billion (or approximately US$588,580 based on the Russian Central Bank exchange rate as of June 9, 2008). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 15% on the dividend amount, which was approximately RUR1.9 billion (or approximately US$79,080 based on the Russian Central Bank exchange rate as of June 9, 2008).

On December 17, 2009, the Extraordinary General Meeting of Shareholders of the Company approved an interim dividend payment based on the operating results for the nine months ended September 30, 2009 in the amount of RUR190.13 per common share of VimpelCom common stock (the equivalent to US$0.31 per ADS at

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

16. Equity (continued)

the exchange rate as of December 17, 2009), amounting to a total of approximately RUR9.75 billion (the equivalent to US$322,873 at the exchange rate as of December 17, 2009). In accordance with Russian tax legislation, VimpelCom is required to withhold a tax of up to 15% on dividend payments which was approximately RUR1.3 billion (or approximately US$43,465 based on the Russian Central Bank exchange rate as of December 17, 2009).

On August 8, 2007, VimpelCom announced a change in the ratio of its ADSs traded on the NYSE from four ADSs for one common share to 20 ADSs for one common share effective August 21, 2007. The distribution date to ADS holders was August 21, 2007. There were no changes to VimpelCom’s underlying common shares. All amounts in the accompanying financial statements have been restated to reflect the revised ratio, except where otherwise indicated.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or invest them into the operations. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. In accordance with Russian tax legislation, dividends are subject to a withholding tax of up to 15% when payable, starting from January 1, 2008. Transfers to reserves have been insignificant through December 31, 2009. As of December 31, 2009, VimpelCom’s retained earnings distributable under Russian legislation were US$5,784,622 (non-audited), at the official year-end exchange rate.

17. Redeemable noncontrolling interest

The Company accounts for securities with redemption features that are not solely within the control of the issuer in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (codified as ACS 480-10 – Distinguishing Liabilities from Equity (“ACS 480-10”)).

In June 2008, the Company modified its contractual arrangements with respect to the 25% noncontrolling interest in its subsidiary Limnotex Developments Limited (“Limnotex”), which is held by Crowell Investments Limited (“Crowell”). The modified contractual arrangements contained embedded redemption features that could or will result in the noncontrolling interest being redeemable outside of the control of VimpelCom at various dates. Under the modified contractual arrangements as of December 31, 2008, Crowell could exercise a put option between January 1, 2010 and December 31, 2010, at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2008 audited financial statements of KaR-Tel were issued, the Company had a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which should have been exercised on or before December 31, 2011.

In May 2009, the contractual arrangements related to the noncontrolling interest were further amended to extend the timing of the redeemable features embedded in the contractual arrangements. Under the amended contractual arrangements, Crowell may exercise a put option between January 1, 2013 and December 31, 2013,

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

17. Redeemable noncontrolling interest (continued)

at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2011 audited financial statements of KaR-Tel are issued, the Company has a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which must be exercised on a date which is after the issuance of the audited financial statements of KaR-Tel for the year ended December 31, 2014. As of December 31, 2009, the redemption amount of the redeemable noncontrolling interest based on this fair value-based pricing mechanism (as if the noncontrolling interest were currently redeemable) was US$640,119.

The Company classifies redeemable non-controlling interest as temporary equity. The Company recorded it at its estimated fair value at the date of the change to its contractual arrangements with Crowell and then accreted to its redemption amount over the redemption term. The estimated fair value of the redeemable noncontrolling interest was calculated by discounting the future redemption amount of the noncontrolling interest from January 1, 2010 (the date on which the noncontrolling interest was first to become redeemable outside of VimpelCom’s control (under the June 2008 modified contractual arrangements, prior to the May 2009 amendment)). The redeemable noncontrolling interest has been valued based on the terms of the put option because the fair value of the redemption amount that may be required under the put option exceeded the fair value of the redemption amount that may be required under the call option. If, in the future, the fair value of the redemption amount under the call option is greater, the Redeemable noncontrolling interest will accrete to that amount. The redeemable noncontrolling interest is first credited with its share of earnings of the Company’s subsidiary, Limnotex, and, to the extent that this is less than the required accretion, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect net income attributable to VimpelCom in the Company’s income statement, but does reduce the numerator in the calculation of earnings per share (Note 21).

18. Income Taxes

VimpelCom and its subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions in which they operate. The provision for income taxes varies from the amount computed by applying the statutory rate to income before taxes (Russia – 20% (24%, before January 1, 2009), due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Kazakhstan – 20% (30% before January 1, 2009), Ukraine and Tajikistan – 25%, Armenia – 20%, Georgia – 15%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 18% (17% effective January 1, 2010)). Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. However, tax losses do not have an effect on Income Tax Rate (unless reserved by a valuation allowance). Non-deductible expenses consist primarily of tax effect of intragroup dividends, legal, consulting, representational and other expenses in excess of allowable limits.

Income tax expense consisted of the following for the years ended December 31:

	2009	2008	2007
Current income taxes	$454,571	$396,588	$561,070
Deferred taxes	(19,541)	(92,654)	32,858

	$435,030	$303,934	$593,928

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 20% for the year ended December 31, 2009 and 24% and for the years ended December 31, 2008 and 2007, is as follows:

	2009	2008	2007
Income tax expense computed on income before taxes at Russian statutory tax rate	$310,472	$213,896	$508,886
Effect of goodwill impairment	—	89,056	—
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	33,133	58,871	187
Effect of non-deductible expenses	45,698	42,515	71,028
Tax effect of intragroup dividends	27,904	—	—
Effect of tax claims	15,841	15,738	(615)
Taxable capital contribution	1,818	14,875	15,001
Effect of different tax rates in different jurisdictions	(3,843)	8,768	8,984
Effect of change in statutory Income tax rate	6,519	(137,762)	—
Other	(2,512)	(2,023)	(9,543)

Income tax expense reported in the accompanying consolidated financial statements	$435,030	$303,934	$593,928

VimpelCom has the following significant balances for income tax losses carried forward, fully provisioned as of December 31, 2009 and December 31, 2008, respectively:

Jurisdiction	Balance as of 31.12.2009	Balance as of 31.12.2008	Period for carry-forward
Ukraine	$219,401	$166,626	Carry-forward rule is set up annually by legislation. The rule as of the end of 2009 – period limited in time (2010-2011)
Russia	126,609	10,260	2012-2019
Georgia	72,502	44,125	2010-2015
USA	37,382	43,781	2019-2029
Belgium	29,284	20,489	Not limited in time
Netherlands	13,858	—	2013-2017
Cyprus	13,388	20,615	Not limited in time
Tadjikistan	7,941	—	2010-2012

Total	$520,365	$305,896

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The reconciliation of the total amounts of unrecognized tax benefit, including fines and penalties (interest), for the three years ended December 31, 2009 are presented in the table below:

Balance as of January 1, 2007 adoption	$44,344

Increase of tax positions taken during the current period	3,146
Decrease of tax positions taken during the current period	(353)
Increase of tax positions taken during a prior period	5,880
Decrease of tax positions taken during a prior period	(9,441)
Decrease as a result of resolution through litigation	(1,063)
Foreign currency translation adjustment	2,567

Balance as of December 31, 2007	45,080

Increases as a result of business combinations	11,389
Increase of tax positions taken during the current period	43,719
Decrease of tax positions taken during the current period	(2,648)
Increase of tax positions taken during a prior period	30,139
Decrease of tax positions taken during a prior period	(42,875)
Decrease as a result of resolution through litigation	(16,176)
Foreign currency translation adjustment	(10,257)

Balance as of December 31, 2008	58,371

Increase of tax positions taken during the current period	27,504
Decrease of tax positions taken during the current period	(8,878)
Increase of tax positions taken during a prior period	21,654
Decrease of tax positions taken during a prior period	(16,526)
Foreign currency translation adjustment	(2,426)

Balance as of December 31, 2009	$79,699

The amount of total unrecognized tax benefit as of December 31, 2009 and December 31, 2008, includes US$67,977 and US$56,101, respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

As of December 31, 2008, the Company had accrued US$9,226 and US$3,211 for the potential payment of fines and penalties (interest), respectively. The Company accrued additional fines and penalties (interest) of US$7,505 and US$5,948, respectively, for the year ended December 31, 2009 and US$11,275 and US$3,832, respectively, for the year ended December 31, 2008. The total amounts of fines and penalties (interest) recognized in the consolidated balance sheet as of December 31, 2009 comprised US$12,015 and US$5,677, respectively.

The Russian tax inspectorate has completed its examination of VimpelCom’s tax filings for the years 2005-2006 (Note 23). The court hearings related to the tax inspectorate claims resulting from the examination of tax years 2005-2006, if finalized in 2010, could change the amount of the unrecognized income tax benefits.

The total amount of unrecognized tax benefit that could significantly increase or decrease within 12 months due to lapse of statutory limitation term or the results of foregoing litigations comprised US$7,817 and US$13,203 as of December 31, 2009 and December 31, 2008, respectively.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

Due to the fact that, subject to certain legal issues, the year 2006 remains open to a repeated examination by the tax authorities in Russia, the Company considers the tax years from 2006 through 2009 to be open in Russia. VimpelCom’s subsidiaries in Tajikistan, Armenia, Uzbekistan and Ukraine are subject to income tax examinations for the tax years 2007 through 2009; the subsidiary in Georgia is subject to income tax examination for the tax years 2004 through 2009 and the subsidiary in Kazakhstan is subject to income tax examination for the tax years 2005 through 2009. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any.

The following deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2009	2008
Deferred tax assets:
Current
Accrued operating and interest expenses, including gain from derivatives	$58,516	$46,215
Deferred revenue	32,661	28,990
Bad debts assets	9,120	7,856
Loss carry-forwards	10,070	3,079
Non-current assets
Accrued operating and interest expenses	17,707	9,345
Non-current assets	3,870	2,627
Loss carry-forwards	105,855	75,356

	237,799	173,468
Valuation allowance	(108,932)	(74,707)

	128,867	98,761
Deferred tax liabilities:
Current
Undistributed retained earnings of subsidiaries	19,037	—
Bad debts provision	516	945
Non-current assets
Property and equipment	378,087	317,638
Telecommunication licenses	89,018	144,379
Customer relationships and other intangible assets	125,511	166,478
Other non-current assets	21,852	30,789

	633,621	660,229

Net deferred tax liabilities	504,754	561,468

Add current deferred tax assets	91,493	82,788
Add non-current deferred tax assets	904	1,521
Less current deferred tax liability	(679)	(1,302)

Total long-term net deferred tax liability	$596,472	$644,475

At December 31, 2009, undistributed earnings of VimpelCom’s foreign (outside of Russian Federation) and domestic subsidiaries indefinitely invested amounted to approximately US$969,221 and US$64,903, respectively. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007:

Balance as of December 31, 2006	$39,483
Provision for bad debts	62,444
Accounts receivable written off	(55,966)
Foreign currency translation adjustment	3,143

Balance as of December 31, 2007	49,104
Provision for bad debts	64,559
Accounts receivable written off	(78,761)
Foreign currency translation adjustment	(2,958)

Balance as of December 31, 2008	31,944
Provision for bad debts	56,160
Accounts receivable written off	(19,048)
Foreign currency translation adjustment	(9,986)

Balance as of December 31, 2009	$59,070

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$4,898, US$9,848 and US$9,525 for the years ended December 31, 2009, 2008 and 2007, respectively.

20. Related Party Transactions

The Company from time to time enters into certain transactions with its shareholders and their affiliates and other related parties.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20. Related Party Transactions (continued)

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom. The following table summarizes the significant transactions and balances with related parties:

	2009	2008	2007
Revenue from Alfa	$19,584	$10,377	$—
Revenue from Telenor	3,474	3,221	—
Revenue from associates	40,600	9,622	520
Revenue from other related parties	36,169	3,934	21,079

	$99,827	$27,154	$21,599

Services from Alfa	$6,128	$9,122	$1,806
Services from Telenor	2,049	3,264	590
Services from associates	131,812	35,900	7,992
Services from other related parties	70,685	5,039	8,160

	$210,674	$53,325	$18,548

Accounts receivable from Alfa	$3,352	$3,536	$—
Accounts receivable from Telenor	377	396	—
Accounts receivable from associates	236,729	163,871	133
Accounts receivable from other related parties	9,173	393	5,272

	$249,631	$168,196	$5,405

Non-current account receivable from associates	$1,040	$2,059	$—

Accounts payable to Alfa	$301	$434	$—
Accounts payable to Telenor	272	106	49
Accounts payable to associates	1,880	5,248	1,627
Accounts payable to other related parties	6,758	1,704	1,097

	$9,211	$7,492	$2,773

Long-term account payable to associates	$626	$666	$—

Outstanding balances and transactions with Alfa relate to operations with VimpelCom’s shareholder Eco Telecom, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance; the General Service Agreement with Altimo for provision of legal and personnel services. The Company also has contracts to provide fixed telecommunication service to Eco Telecom and its subsidiaries.

VimpelCom maintains bank accounts in Alfa Bank, which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts were US$176,500 and US$139,114 at December 31, 2009 and 2008, including US$75,000 and US$130,500 of short-term deposits, respectively.

Outstanding balances and transactions with Telenor relate to operations with VimpelCom’s shareholder Telenor East Invest AS, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has roaming contracts with ProMonte Montenegro, DTAC/UCOM Thailand, Telenor Serbia, Telenor Mobil AS Norway, Pannon GSM Telecommunications Ltd. Hunga, Telenor Mobile Sweden Norway; the General Agreement for provision of personnel and General Services Agreement with Telenor Russia AS. VimpelCom also has a contract to provide fixed telecommunication service to Telenor Mobile Holding AS Norway.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20. Related Party Transactions (continued)

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (Note 12). Euroset transactions included from the acquisition date (Note 3) mainly represent dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services from Firma Kurier. VimpelCom also has a contract to provide fixed telecommunication service with ZAO Rascom.

Outstanding balances and transactions with other related parties relate to operations with Sky Mobile (Note 4) and Kyivstar (jointly owned by Telenor and Eco Telecom, Note 1). The Company has the contracts with them for providing mobile telecommunication services, including roaming activity, and purchasing from them services on transportation of fixed telecommunication traffic. KaR-Tel also has a management agreement with Sky Mobile.

21. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of twenty to determine net income per ADS equivalent as each ADS is equivalent to one-twentieth of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2009	2008	2007
	(In thousands US dollars, except share amounts)
Numerator:
Net income attributable to VimpelCom	$1,121,830	$524,334	$1,462,706
Less: impact on net income attributable to VimpelCom through changes in Redeemable noncontrolling interest	(22,402)	(1,060)	—

	1,099,428	523,274	1,462,706

Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (thousand)	50,647	50,700	50,818

Effect of dilutive securities:
Employee stock options	31	3	—
Denominator for diluted earnings per share – assumed conversions (thousand)	50,678	50,703	50,818

Basic net income attributable to VimpelCom per common share	$21.71	$10.32	$28.78

Diluted net income attributable to VimpelCom per common share	$21.69	$10.32	$28.78

Employee stock options (representing 197,100 shares) that are out of the money as of December 31, 2009 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan

As discussed in Note 16, VimpelCom has adopted the Plan, which has been amended since inception.

The Plan is administered by a Committee which, as of December 31, 2009, consisted of the Compensation Committee of VimpelCom’s Board. The Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

The options granted generally vest at varying rates over two years. If certain events provided for in the Plan and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to graded vesting. The total fair values of shares vested during the years ended and as of December 31, 2009, 2008 and 2007 were of US$3,416, US$5,683 and US$60,148, respectively. The number of options exercised during 2009 was 97,171 and the amount paid to employees was US$15,276. The number of shares converted for the 62,970 options exercised during 2008 was 40,568 and share-based liabilities paid to employees was US$25,487. The number of shares converted for the 177,436 options exercised during 2007 was 100,113 and share-based liabilities paid to employees was US$51,471. Amounts of liabilities paid were equal to intrinsic value of options exercised as of exercise date.

Prior to December 24, 2008, the manner of exercise of stock options required variable accounting for stock-based compensation under ASC 718, Compensation-Stock Compensation, and the options were considered liability awards. On December 24, 2008, VimpelCom modified its stock-based compensation programs (except for “phantom” plans and SARs) to require equity classification. The amount of compensation expense in respect of the Plan included in the accompanying consolidated statements of operations was US$2,333 expense, US$121,890 gain and US$171,242 expense in the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, the total compensation cost related to non-vested awards not yet recognized is US$453 and the weighted-average period over which it is expected to be recognized is 0.9 years. As of December 31, 2009, the additional paid-in capital balance related to the share-based compensation arrangements granted under the Plan amounted to US$13,796.

The fair value of the options has been estimated using a Black Scholes option pricing model. The fair value of each grant is estimated on the date of grant (or date of modification). In estimating the fair value, the Company used the following significant assumptions. Expected term of the options was determined based on analysis of historical behavior of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. The dividend yield was included into the model based on last dividend payment. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

In 2009, VimpelCom’ Board adopted a SARs plan for senior managers and employees. The plan is administered by the Company’s General Director and the Compensation Committee of the Board determines the aggregate number of SARs that may be granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the NYSE closing price of an ADS on the exercise date over the price at which such SAR was granted. In 2009, the Board authorized the granting of 2,266,000 SARs.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

On November 26, 2009, 2,050,760 of SARs were granted, 50% of which become vested on June 1, 2010 and 50% become vested on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2009 as compared to 2008. If this condition is not met, 100% of SARs granted vest on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2010 as compared to 2009. The plan is accounted for using a Black Scholes model with the assumptions that are used in calculation of the fair value of the stock option plan and is classified in liabilities in the balance sheet. As of December 31, 2009, an aggregate of 2,016,440 SARs were outstanding, none of which are currently redeemable or will become redeemable within 60 days of the financial statement date. As of December 31, 2009, the liability related to SARs amounted to US$2,484. The amount of expense included in the accompanying income statement in connection with SARs was US$2,484.

The following table summarizes the activity for the Plan and SARs:

	Number of Options			Number of SARs
	2009	2008	2007	2009
Outstanding, beginning of year	572,297	459,825	372,261	—
Granted	90,750	223,000	279,500	2,050,760
Exercised	(97,171)	(62,970)	(177,436)	—
Modified	(181,500)	—	—	—
Forfeited	(54,326)	(47,558)	(14,500)	(34,320)

Outstanding, end of year	330,050	572,297	459,825	2,016,440

Exercisable, end of year	274,366	264,516	92,825	—

No stock options expired in the years ended December 31, 2009, 2008 or 2007.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

The following table summarizes the weighted-average exercise prices of options and SARs for the year ended December 31, 2009. The grant-date fair-value for options in the table below was based on the assumptions used as of the modification date (December 24, 2008).

	Stock Options	SARs
The number of options/SARs outstanding , beginning of year	572,297	—
Weighted-average exercise price of options/SARs outstanding	436.9	—
Weighted-average grant-date fair value at the beginning of the year	25.9	—

The number of options/SARs granted	90,750	2,050,760
Weighted-average exercise price of options/SARs granted	326.5	13.1
Weighted-average grant-date fair value of options/SARs granted during the year	28.7	11.8

The number of options/SARs exercised	(97,171)	—
Weighted-average exercise price of options/SARs exercised	186.7	—
The total intrinsic value of options/SARs exercised (or share units converted)	240.6	—

The number of options/SARs forfeited/modified	(235,826)	(34,320)
Weighted-average exercise price of options/SARs forfeited	619.0	13.1
Weighted-average grant-date fair value of options/SARs forfeited during the year	16.4	11.8

The number of options/SARs outstanding, end of year	330,050	2,016,440
Weighted-average exercise price of options/SARs outstanding	350.1	13.1
Weighted-average grant-date fair value at the end of the year	27.2	11.8

Weighted-average remaining contractual life (years)	1.8	6.0
The aggregate intrinsic value of options/SARs outstanding	13,443	11,151

Out of the options/SARs outstanding at the end of the year

The number of options/SARs exercisable	274,366	—
Weighted-average exercise price of options/SARs exercisable	354.9	—
Weighted-average remaining contractual life (years)	1.4	—
The aggregate intrinsic value of options/SARs exercisable	10,921	—

The number of options/SARs nonvested at the beginning of the year	307,781	—
Weighted-average grant-date fair value of options/SARs nonvested at the beginning of the year	18.2	—

The number of options/SARs vested during the year	119,232	—
Weighted-average grant-date fair value of options/SARs vested during the year	31.9	—

The number of options/SARs nonvested at the end of the year	55,684	2,016,440
Weighted-average grant-date fair value of options/SARs nonvested at the end of the year	13.4	11.8

The total fair value of shares vested during the year ended and as of December 31, 2009	3,416	—

The weighted-average grant-date fair value of options granted in 2008 and 2007 were US$160.1 and US$100.4, respectively.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

The following table illustrates the major assumptions of the Black Scholes model for the options and SARs for the years ended December 31:

	2009	2008	2007
Expected volatility	92%-138%	91%-184%	38%-50%
The weighted-average expected term (in years)	1.8	0.8	1.7
Expected dividend yield	0%-2.2%	1.8%	1.5%
Risk free interest rate	7.0%-9.77%	7.6%-11.8%	5.4%-5.9%
Forfeiture rate	6.2%	5.4%	3.7%

In addition to the Plan and SARs, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year with an additional 10,000 phantom ADSs granted to the chairman of the Board and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Board, provided that the amount paid to a director upon redemption may not exceed US$3.00 per phantom ADS per year of each one-year term served by the director. The number of phantom ADSs to be granted to each director is set by the Board. The phantom ADSs may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom ADSs related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2009, an aggregate of 1,490,000 phantom ADS were outstanding under phantom stock plan, of which 1,270,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per phantom ADS ranging from US$0.96 to US$31.63. As of December 31, 2009, the liability related to the phantoms amounted to US$4,195. The amount of expense included in the consolidated income statement in connection with phantom ADS granted to members of the Board was US$1,890 for the year ended December 31, 2009.

VimpelCom’s senior managers are also eligible to receive phantom ADSs in an amount approved by the Compensation Committee of the Board. The Board determines the aggregate amount of phantom ADSs that may be granted to senior managers in each calendar year. In 2007, 2008 and 2009, the Board authorized the granting of 2,575,000, 800,000 and 820,000 phantom ADSs, respectively. As of December 31, 2009, an aggregate of 286,666 phantom ADSs were outstanding, of which 20,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per phantom ADS US$9.29. As of December 31, 2009, the liability related to the phantom ADSs amounted to US$2,337. The amount of expense included in the accompanying income statement in connection with phantom ADS granted to senior managers were US$2,480 expense, US$721 gain and US$33,975 expense for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

23. Segment Information

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. The segment data for acquired operations are reflected herein from the date of their acquisitions. The Board and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments on a

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

regular basis primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Inter-segment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Starting from February 28, 2008, the date of acquisition of Golden Telecom, VimpelCom’s Board and management identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continue to include Georgia in it’s CIS reporting segment.

These segments have been determined based on the nature of their operations: mobile includes activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the “Other” category separate from other reconciling items. This “Other” category includes VimpelCom’s operations in Cambodia, DVB-T/DVB-H activities and VimpelCom’s respective equity in net results of operations of the Company’s associates GTEL-Mobile and Morefront Holdings Ltd.

Financial information by reportable segment for the years ended December 31, 2009, 2008 and 2007 is presented in the following tables.

Year ended December 31, 2009:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,104,016	$1,319,542	$1,095,876	$177,817	$5,651	$8,702,902
Intersegment revenues	94,366	367,620	32,858	85,352	—	580,196
Depreciation and amortization	1,019,322	242,074	331,106	91,696	9,969	1,694,167
Operating income	2,185,540	226,976	183,917	19,962	(38,040)	2,578,355
Interest income	102,601	11,619	8,347	3,234	500	126,301
Interest expense	(596,407)	(5,256)	(56,613)	(8,050)	(6,792)	(673,118)
(Loss)/gain from associates	62	3,854	—	330	(40,009)	(35,763)
Income/(loss) before income taxes	1,346,191	228,799	47,667	13,515	(83,811)	1,552,361
Income tax expense/ (benefit)	339,873	49,068	39,101	7,213	(225)	435,030
Net income/(loss) attributable to VimpelCom	1,007,786	180,205	(2,013)	12,295	(76,443)	1,121,830
Total assets	8,648,241	4,268,502	2,695,891	501,645	558,034	16,672,313
Non-current assets other than goodwill	4,524,634	1,435,403	1,589,500	402,273	529,830	8,481,640
Goodwill	728,559	1,880,089	667,429	8,216	—	3,284,293
Expenditures for long-lived assets	481,644	137,391	94,037	32,897	68,139	814,108

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

Year ended December 31, 2008:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$7,310,487	$1,286,697	$1,294,677	$225,071	$—	$10,116,932
Intersegment revenues	61,279	142,769	20,318	47,663	—	272,029
Impairment loss	—	315,049	90,078	—	37,620	442,747
Depreciation and amortization	1,204,676	219,442	368,305	88,526	215	1,881,164
Operating income	2,667,369	(191,226)	81,765	23,942	(45,900)	2,535,950
Interest income	97,451	14,703	4,081	1,140	1,685	119,060
Interest expense	(464,682)	(18,209)	(52,235)	(5,982)	(1,968)	(543,076)
(Loss)/gain from associates	(463)	2,176	—	109	(62,842)	(61,020)
Income before income taxes	1,463,321	(268,040)	(196,607)	250	(107,690)	891,234
Income tax expense/ (benefit)	316,911	(1,863)	(1,439)	(5,062)	(4,613)	303,934
Net income attributable to VimpelCom	1,145,969	(266,443)	(260,448)	3,372	(98,116)	524,334
Total assets	8,284,753	4,088,643	3,061,215	781,917	543,080	16,759,608
Non-current assets other than goodwill	5,132,739	1,579,043	1,926,447	672,335	531,140	9,841,704
Goodwill	749,978	1,935,455	781,382	10,127	—	3,476,942
Expenditures for long-lived assets	1,432,807	343,601	636,069	139,041	19,327	2,570,845

Year ended December 31, 2007:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,090,316	$—	$937,419	$143,363	$—	$7,171,098
Intersegment revenues	3,354	—	10,413	—	—	13,767
Depreciation and amortization	1,108,971	—	220,339	61,243	—	1,390,553
Operating income	1,991,833	—	198,592	15,765	—	2,206,190
Interest income	54,535	—	662	490	—	55,687
Interest expense	(168,944)	—	(47,146)	(1,415)	—	(217,505)
Gain/(loss) from associates	—	—	—	(211)	—	(211)
Income before income taxes	1,937,086	—	169,715	13,555	—	2,120,356
Income tax expense	514,819	—	76,357	2,752	—	593,928
Net income attributable to VimpelCom	1,422,221	—	30,661	9,824	—	1,462,706
Total assets	7,891,322	—	2,568,758	473,278	24,620	10,957,978
Non-current assets other than goodwill	5,586,534	—	1,790,698	400,556	24,363	7,802,151
Goodwill	451,428	—	565,266	23,122	—	1,039,816
Expenditures for long-lived assets	1,072,520	—	634,123	66,176	—	1,772,819

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	Segment total	Intersegment interest	Consolidated totals
For the year ended December 31, 2009
interest income	126,301	(74,587)	51,714
interest expense	(673,118)	74,587	(598,531)

For the year ended December 31, 2008
interest income	119,060	(47,442)	71,618
interest expense	(543,076)	47,442	(495,634)

For the year ended December 31, 2007
interest income	55,687	(22,666)	33,021
interest expense	(217,505)	22,666	(194,839)

Assets	December 31, 2009	December 31, 2008
Total assets for reportable segments	$16,672,313	$16,759,608
Elimination of intercompany balances	(1,939,772)	(1,034,455)

Total consolidated assets	$14,732,541	$15,725,153

In Russia and Kazakhstan, VimpelCom’s revenues from external customers amounted to US$7,423,558 and US$651,443 for the year ended December 31, 2009, respectively and long-lived assets amounted to US$5,305,075 and US$707,464 as of December 31, 2009, respectively.

24. Commitments, Contingencies and Uncertainties

The economies of the countries in which VimpelCom operates continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The imposition of exchange controls or other similar restrictions on currency convertibility in CIS countries and particularly in Uzbekistan could limit VimpelCom’s ability to convert local currencies in a timely manner or at all, which could have a material adverse effect on VimpelCom’ business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in a decline in gross domestic product, capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia as well as ruble depreciation. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for Russian companies, which could affect VimpelCom’s financial position, results of operations and business prospects. The crisis may also damage purchasing power of VimpelCom’s customers mainly in the business sector and thus lead to decline in revenue streams and cash generation.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

While management believes it is taking appropriate measures to support the sustainability of the VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation, telecom and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011 – 2012 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011).

In April 2007, VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license. To date all of these conditions have been fulfilled according to the indicated terms and schedule.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. In July 2008, the GSM-900 license was amended with the permission for KaR-Tel to render services in GSM-1800 standard and with the related commitment to cover cities with population of more than 1000 people by December 31, 2012.

Closed Joint Stock Company “Ukrainian Radio Systems” (CJSC “URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”), VimpelCom’s indirect Ukrainian subsidiaries own GSM licenses. CJSC “URS” owns a GSM-900 and 2 GSM-1800 licenses to operate over the entire territory of Ukraine, which expires in April 2010, October 2020 and December 2020 respectively. “GT LLC” owns 3 GSM-1800 licenses to operate over the nearly entire territory of Ukraine (except 3 regions), which expires in July 2014 and May 2021, respectively. In

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

April 2009, the National Commission on Regulation of Telecommunication of Ukraine has amended its regulation establishing so-called “license terms” applicable to all mobile telecommunication network operators licensed in Ukraine. Under the amendments, Ukrainian mobile telecommunication network operators are obliged to ensure radiofrequency coverage of 90% of cities within one year from the date of issue of respective mobile telecommunication services license, and 80% of all other settlements and major highways – within two years from the same date. In case respective license allows rendering mobile telecommunication services in several regions, each of these requirements shall be fulfilled in each region with an interval of not more than two months. These new capital commitments apply to CJSC “URS” and “GT LLC”. The commitments should be fully complied with in all regions licensed for use of radiofrequency corresponding to GSM 900/1800 standard as follows: CJSC URS – by August, 2015 and GT LLC – by October 2014.

Taxation

The taxation systems in the countries in which VimpelCom operates are evolving as their respective national governments transform their national economies from a command to market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2009 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s audit of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owed an additional RUR1,251 million in taxes (including RUR49 million in fines and penalties), which is approximately US$41,363 (including US$1,620 in fines and penalties) at the exchange rate as of December 31, 2009. VimpelCom challenged the tax inspectorate’s final decision and has so far prevailed in court with respect to RUR1,179 million of taxes (including RUR48 million in fines and penalties), which is approximately US$38,982 (including US$1,587 in fines and penalties) at the exchange rate as of December 31,2009. The tax inspectorate cannot appeal the court decisions. The remaining part of the tax authorities” claims in the amount of RUR72 million (including RUR1 million in fines and penalties), which is approximately US$2,380 (including US$33 in fines and penalties) at the exchange rate as of December 31,2009, are still being challenged in court.

On April 30, 2009, the Company’s subsidiary – Sovintel – received a final decision of the Russian tax inspectorate’s audit of its tax filings for financial years 2006 and 2007. According to the final decision, Sovintel owes an additional RUR324 million in taxes (including RUR36 million in fines and penalties), which is approximately US$10,712 (including US$1,190 in fines and penalties) at the exchange rate as of December 31, 2009. Sovintel disagrees with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts. The court has already rejected the tax authorities’ claims. The tax inspectorate do not agree with court decisions and continue to assert their claims in court. No amounts have been accrued in these financial statements in relation to this claim.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

amount of approximately US$4,991,744 at the exchange rate as of December 31, 2009 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the order and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the order. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006, KaR-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition claims that the Uzan group of companies includes KaR-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S are Turkish companies that owned an aggregate 60% of the equity interests in KaR-Tel until their interests were redeemed by KaR-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, KaR-Tel submitted its response, dated June 30, 2006, to the Fund’s response via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul. In its response, KaR-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay.

On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request. On December 11, 2008, KaR-Tel also received a response from the Fund to KaR-Tel’s court filing in July 2006. The Turkish court presiding over the case may issue a decision on the basis of the parties’ filings.

On October 20, 2009, KaR-Tel filed with Sisli 5th Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated June 6, 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on June 23, 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated October 30, 2003. On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the order to pay.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

KaR-Tel continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Other Litigations

On April 15, 2008, VimpelCom received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of VimpelCom’s ADSs. The named defendants under the claim are Eco Telecom Limited, Altimo, Avenue Limited, Janow Properties Limited, Santel Limited, Telenor East Invest AS (“Telenor”) and OJSC CT-Mobile. Both VimpelCom and several of its current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, are named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant is seeking reimbursement from the defendants to VimpelCom of US$3,798,000 in alleged damages caused to VimpelCom by the actions of the defendants with regard to its entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa and Telenor prevented VimpelCom from acquiring Kyivstar and that Telenor, acting through the directors on its board nominated by Telenor, caused a delay in VimpelCom’s acquisition of URS, which caused damages to VimpelCom. The court rejected the claimant’s motion to arrest the shares in VimpelCom owned by Eco Telecom and Telenor to secure the claim. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for US$2,824,000 of damages. Telenor appealed this decision and on December 29, 2008 the Court of Appeals vacated the lower court’s ruling and remanded it for a new hearing at a different court of first instance. On February 20, 2009, the court of first instance sustained the claim in part and found Telenor liable for US$1,728,000 in damages. Telenor is appealing this decision. Subsequent to the court ruling, a court bailiff arrested 15,300,000 of VimpelCom’s ordinary shares owned by Telenor. The Company understands that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. The court bailiff may also transfer the shares to VimpelCom to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor has publicly stated that it is appealing this decision. If a stay of enforcement is granted, it would freeze the sale of the arrested shares. On April 3, 2009, Telenor publicly disclosed that it had officially been served with a claim to pay US$1,728,000 to VimpelCom and that it had five days to pay the sum voluntarily. VimpelCom received a letter from Telenor, dated March 31, 2009, addressed to its former CEO, relating to the Farimex Case.

In the letter, Telenor alleges that in connection with the Farimex Case there have been gross violations of Telenor’s procedural and substantive rights, and states, among other things, that they expect that VimpelCom would publicly denounce the Farimex Case and publicly state that it will have nothing to do with the case or any proceeds from the Farimex Case. Telenor also stated in the letter that if for any reason VimpelCom accepts, whether actively or through its own inaction, the payment of proceeds of enforcement of the Farimex Case, Telenor will not hesitate to pursue whatever remedies against VimpelCom (and, if appropriate, any of its management involved, personally) as may be available to Telenor in the United States and Europe, or before any transnational courts or agencies. On April 3, 2009, VimpelCom responded to Telenor’s letter and stated, among other things, that if and when VimpelCom is faced with a decision respecting the outcome or implications of the Farimex Case, it, of course, will act in accordance with all applicable laws, rules and regulations and in the best

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

interests of VimpelCom’s shareholders and will protect its reputation and will defend VimpelCom and its officers and directors against actions taken against it or them. As of the date hereof, the Company is not aware of any pending legal action against it in connection with this matter.

In April 2009, for the purpose of control over VAT payments, the tax authorities requested that the Company provide the details of the Court decision as of March 2, 2009, concerning the reimbursement of losses from Telenor in favor of VimpelCom. Taking into consideration that the amount of the judgment is not related to the Company’s ordinary business obligations for goods or services, management believes that the amount is not subject to tax.

On March 11, 2009, a cassational appeal was filed on behalf of Telenor. The cassational appeal was initially scheduled to be heard for May 26, 2009, but the hearing was postponed until March 24, 2010.

Telenor continues to seek relief in various Russian courts challenging the original decision on substantive and procedural grounds as well as the various steps taken by the bailiff to collect on the judgement. The Company is not actively participating in any of these proceedings.

At this stage, the Company does not know what, if any, further actions it will take or will be required to take regarding this matter and cannot predict what, if any, impact this matter may have on VimpelCom’s strategic shareholders, named board members or the Company. No amounts have been accrued in these financial statements in relation to this claim.

Operating Lease Commitments

Operating lease commitments for each of the succeeding five years is expected to be as follows:

2010	$14,027
2011	12,499
2012	9,052
2013	7,292
2014	4,959
Thereafter	23,781

Total	$71,610

Other Commitments

On August 13, 2008, the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2009 and 2008, the Company made 0.5% and 12% of its total purchase installment contemplated by the agreement, respectively. In January and February, 2010, the Company made 1.6% of its total purchase installment contemplated by the agreement with Apple.

25. Subsequent Events

On January 12, 2010, LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom, determined the interest rate for the fourth and subsequent payment periods at 9.25% per annum related to its

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

25. Subsequent Events (continued)

Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008) issued on July 25, 2008. Bonds holders had the right to sell their bonds to VimpelCom-Invest until January 22, 2010 in accordance with the original terms of the bonds. On January 26, 2010, VimpelCom-Invest repurchased an aggregate principal amount of RUR6,059 million (or approximately US$201,345 at the exchange rate as of January 26, 2010) from bond holders who exercised their right to sell the bonds. As of February 24, 2010, VimpelCom-Invest sold back in the market all repurchased bonds.

On January 18, 2010, CJSC “URS” has renewed its GSM-900 mobile telecom license. The term of duration of the new license is until July 25, 2021, instead of April 28, 2010 expiration date of the previous GSM-900 license.

On March 12, 2010, VimpelCom signed a series of Amendments to the Loan Agreements with Sberbank. Starting from February 1, 2010 Sberbank decreased the interest rate on loan facility signed on March 10, 2009, from 16.25% to 10.75% per annum and the maximum interest rate from 17.25% to 11.0% and decreased the interest rate on loan facility signed on March 10, 2009, from 11.0% to 8.0% per annum and the maximum interest rate from 12.0% to 8.25%.

On March 12, 2010, VimpelCom signed a Termination Agreements to the Pledge Agreements signed with Sberbank on May 25, 2009 to release the telecommunication equipment from pledge.

In accordance with an Amendment Agreement to the Loan Agreement signed on August 28, 2009, Sberbank decreased the interest rate on this loan facility from 15.0% to 11.00% per annum and the maximum interest rate from 15.25% to 11.25%, starting from February 1, 2010.

In accordance with an Amendment Agreement to the Loan Agreement signed on February 14, 2008, Sberbank decreased the interest rate on this loan facility from 13.0% to 11.00% per annum and the maximum interest rate from 14.5% to 11.25%, starting from February 1, 2010.

The Federal Anti-Monopoly Service of Russia (“FAS”) started legal proceedings against VimpelCom, OJSC “MTS” and OJSC “Megafon” about their alleged violation of anti-monopoly legislation by charging artificially high prices for roaming services. The Company received the related Order of FAS in March 2010. The Company does not possess information related to the date that this case will be considered by FAS. VimpelCom does not believe that it is in violation of the anti-monopoly legislation but if its roaming tariffs are found to violate applicable legislation, the Company could face certain fines of up to 15% of the revenue from the services provided in violation of the legislation. At this stage, the Company is unable to evaluate the outcome of this case and no amounts have been accrued in these financial statements in relation to this claim.

Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Registration Nos. 333-13008, 333-125027, 333-137105, 333-145713 and 333-153069) pertaining to the VimpelCom 2000 Stock Option Plan and the Amended and Restated VimpelCom 2000 Stock Option Plan of our report dated March 18, 2010 with respect to the consolidated financial statements of Open Joint Stock Company Vimpel-Communications (“VimpelCom”) for the years ended December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009 included in OJSC VimpelCom’s Report of Foreign Private Issuer (Form 6-K).

/s/ ERNST & YOUNG LLC

Moscow, Russia

March 18, 2010